SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

EnSource Energy Services Inc.

(Name of Subject Company)

EnSource Energy Services Inc.

(Translation of Subject Company's Name into English (if applicable))

Province of Alberta, Canada

(Jurisdiction of Subject Company's Incorporation or Organization)

Enerflex Systems Ltd.

(Name of Person(s) Furnishing Form)

Common Shares

(Title of Class of Subject Securities)

29265B

(CUSIP Number of Class of Securities (if applicable))

Dale J. Hohm, Vice-President and Chief Financial Officer, Enerflex Systems Ltd.
4700 — 47th Street S.E., Calgary, Alberta, Canada T2B 3R1
Tel. No. (403) 236-6852

(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)

June 12, 2002

(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Offer and Circular dated June 12, 2002
Letter of Transmittal
Notice of Guaranteed Delivery
Director's Circular dated June 12, 2002

Item 2. Informational Legends

See cover page of the Offer and Circular dated June 12, 2002.

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor. *No securities commission or similar authority in Canada or the United States has in any way passed upon the merits of the securities offered hereunder and any representation to the contrary is an offence. Information has been incorporated by reference in this Offer and Take-over Bid Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President & Chief Financial Officer of Enerflex Systems Ltd., 4700-47th Street S.E., Calgary, Alberta T2B 3R1. Telephone (403) 236-6800. For the purposes of the Province of Québec, this Offer and Take-over Bid Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Vice President & Chief Financial Officer of Enerflex Systems Ltd. at the above-mentioned address and telephone number.*

June 12, 2002

ENERFLEX

ENERFLEX SYSTEMS LTD.

OFFER TO PURCHASE

all of the issued and outstanding Common Shares of

ENSOURCE ENERGY SERVICES INC.

on the basis of

0.26 of a Common Share of Enerflex Systems Ltd.
for each Common Share of EnSource Energy Services Inc.

This offer (the "Offer") by Enerflex Systems Ltd. ("Enerflex") to purchase all of the issued and outstanding common shares and all of the common shares which may become outstanding on the exercise of any stock options, rights or warrants to purchase common shares (the "EnSource Shares") of EnSource Energy Services Inc. ("EnSource") will be open for acceptance until 5:00 p.m. (Calgary time) on July 18, 2002 (the "Expiry Time"), unless withdrawn or extended. The consideration payable under the Offer is 0.26 of a common share of Enerflex (an "Enerflex Share") for each EnSource Share. The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn as at the Expiry Time, at least 66 $^{2}/_{3}$% (calculated on a diluted basis) of the EnSource Shares. This condition and the other conditions to the Offer are described in section 4 of the Offer, "Conditions of the Offer".

The board of directors of EnSource has unanimously determined that the Offer is fair, from a financial point of view, to EnSource shareholders (the "EnSource Shareholders") and is in the best interests of EnSource and the EnSource Shareholders and unanimously recommends that EnSource Shareholders accept the Offer. EnSource's financial advisor has concluded that the Offer is fair, from a financial point of view, to EnSource Shareholders. For further information, refer to the accompanying Directors' Circular of the board of directors of EnSource.

Certain EnSource Shareholders, directors, officers and employees, who own in the aggregate 71.01% of the outstanding EnSource Shares (72.12% on a diluted basis), have agreed to unconditionally and irrevocably tender all of their EnSource Shares to the Offer, and not to withdraw such shares from the Offer except in certain circumstances. See "Pre-Acquisition Agreement — Lock-Up Agreements" in the Circular.

EnSource Shareholders who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal (printed on yellow paper) or a manually executed facsimile thereof and deposit it, together with the certificate(s) representing their EnSource Shares, at one of the offices of CIBC Mellon Trust Company (the "Depositary") identified on the Letter of Transmittal and on the last page of this document, in accordance with the instructions in the Letter of Transmittal. Alternatively, EnSource Shareholders who desire to deposit such shares and whose certificate(s) for such shares are not immediately available may deposit such certificate(s) by completing the accompanying Notice of Guaranteed Delivery (printed on green paper) and following the procedures for guaranteed delivery set forth in the Notice of Guaranteed Delivery and section 3 of the Offer, "Manner of Acceptance".

The Enerflex Shares are listed for trading on the Toronto Stock Exchange (the "TSX"). The EnSource Shares are also listed for trading on the TSX. The TSX has conditionally approved the listing of the Enerflex Shares issuable pursuant to the Offer, subject to Enerflex fulfilling all of the requirements of the TSX. On May 28, 2002, the last trading day prior to the public announcement by Enerflex of its intention to make the Offer, the closing price of the EnSource Shares was $4.70 and the closing price of the Enerflex Shares was $19.25. On June 11, 2002, the last trading day prior to the mailing of the Offer, the closing price of EnSource Shares was $4.66.

The Dealer Manager for the Offer is:

BMO Nesbitt Burns Inc.	**BMO Nesbitt Burns Corp.**
in Canada	*in the United States*

(continued on following page)

Questions and requests for assistance may be directed to BMO Nesbitt Burns Inc. in Canada and BMO Nesbitt Burns Corp. in the United States (the "Dealer Manager"), the Depositary or your stockbroker or other financial advisor, and additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery, as well as documents incorporated by reference herein, may be obtained without charge on request from those persons at their respective offices shown on the Letter of Transmittal and on the last page of this document.

Persons whose EnSource Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their EnSource Shares.

NOTICE TO ENSOURCE SHAREHOLDERS IN THE UNITED STATES

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER TO PURCHASE AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

This exchange offer is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Enerflex is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgement.

You should be aware that Enerflex may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Except where otherwise indicated, all references to "dollars" or "$" are to Canadian dollars. As at June 11, 2002, the Bank of Canada noon exchange rate was Cdn. $1.00 = U.S. $0.6501.

FORWARD LOOKING STATEMENTS

Certain statements contained in the accompanying Circular in addition to certain statements contained elsewhere in or incorporated by reference into the Circular, are "forward-looking statements" and are prospective. Such forward-looking statements are subject to risks, uncertainties and other factors, certain of which are beyond Enerflex's control, including: the impact of general economic conditions in Canada; industry conditions, including fluctuations in the price of oil and natural gas; governmental regulation of the oil and gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; stock market volatility and market valuations with respect to the Offer and the final valuation thereof; and the need to obtain required approvals from regulatory authorities. Enerflex's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Enerflex will derive therefrom. Enerflex does not undertake any obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits of EnSource Shares be accepted from or on behalf of, EnSource Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Enerflex may, in its sole discretion, take such action as it may deem necessary to extend the Offer to EnSource Shareholders in any such jurisdiction.

TABLE OF CONTENTS

Page

DEFINITIONS

In the Offer and Circular, Letter of Transmittal and Notice of Guaranteed Delivery unless the subject matter or context is inconsistent therewith or such terms are otherwise defined, the following terms shall have the meanings set forth below:

"ABCA" means the *Business Corporations Act* (Alberta), as amended;

"affiliate" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended;

"Applicable Laws" means securities laws, corporate laws and rules of the TSX applicable to the Offer;

"associate" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended;

"Business Day" means a day other than Saturday, Sunday or a holiday;

"CBCA" means the *Canada Business Corporations Act*, as amended;

"Circular" means the take-over bid circular accompanying the Offer and forming part hereof;

"Conditional Option Exercise" has the meaning ascribed in "Pre-Acquisition Agreement – Treatment of Stock Options" in the Circular";

"Competition Act" means the *Competition Act* (Canada), as amended;

"Compulsory Acquisition" has the meaning ascribed thereto under "Acquisition of EnSource Shares Not Deposited — Compulsory Acquisition" in the Circular;

"CVMQ" means the Commission des valeurs mobilières du Québec;

"Dealer Manager" means, BMO Nesbitt Burns Inc. in Canada and BMO Nesbitt Burns Corp. in the United States;

"Depositary" means CIBC Mellon Trust Company;

"diluted basis" means, with respect to the number of outstanding EnSource Shares at any time, such number of outstanding EnSource Shares, plus the number of EnSource Shares issuable upon the exercise of all outstanding options, warrants and other rights to purchase or obtain EnSource Shares;

"Eligible Institution" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program ("STAMP"), a member of the Stock Exchange Medallion Program ("SEMP") or a member of the New York Stock Exchange Inc. Medallion Signature Program ("MSP"). Members of these programs are usually members of recognized stock exchanges in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

"Enerflex" means Enerflex Systems Ltd., a corporation continued under the CBCA;

"Enerflex Material Adverse Change" means any change in the business, assets, capitalization, financial condition, licenses, permits, rights, privileges or liabilities (including without limitation any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), whether contractual or otherwise, of Enerflex or any of its subsidiaries, taken as a whole, which is or would be materially adverse to the business of Enerflex and its subsidiaries and other entities or ventures in which it has a material interest, taken as a whole, or to the value of the Enerflex Shares;

"Enerflex Shares" means the issued and outstanding common shares of Enerflex as constituted on the date hereof;

"EnSource" means EnSource Energy Services Inc., a corporation incorporated under the ABCA;

"EnSource Acquisition Proposal" has the meaning ascribed thereto under "Pre-Acquisition Agreement – EnSource Acquisition Proposal" in the Circular;

"EnSource Material Adverse Change" any change in the business, assets, capitalization, financial condition, licenses, permits, rights, privileges or liabilities (including without limitation any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), whether contractual or otherwise, of EnSource or any of its subsidiaries, taken as a whole, which is or would be materially adverse to the business of EnSource and its subsidiaries and other entities or ventures in which it has a material interest, taken as a whole, or to the value of the EnSource Shares to Enerflex;

"EnSource Options" means options to purchase EnSource Shares pursuant to the EnSource stock option plans, as amended;

"EnSource Shares" means the issued and outstanding common shares of EnSource as constituted on the date hereof and includes, where the context so requires, all common shares issued on the exercise of currently outstanding rights, conversion privileges, options or warrants to acquire common shares in the capital of EnSource;

"EnSource Shareholders" means the holders of EnSource Shares;

"Expiry Date" means July 18, 2002, or such later date or dates as may be fixed by Enerflex from time to time pursuant to section 5 of the Offer, "Extension and Variation of the Offer";

"Expiry Time" means 5:00 p.m. (Calgary time) on the Expiry Date, or such later time or times as may be fixed by Enerflex from time to time pursuant to section 5 of the Offer, "Extension and Variation of the Offer";

"going private transaction" has the meaning ascribed in OSC Rule 61-501;

"holiday" has the meaning as described in the *Interpretation Act* (Alberta);

"Letter of Transmittal" means the letter of transmittal in the form accompanying the Offer and Circular (printed on yellow paper);

"Lock-Up Agreements" means the Lock-Up Agreements between Enerflex and certain directors, officers and employees of EnSource and certain shareholders of EnSource, including ONCAP LP, ONCAP (Cayman) LP, RedTree Capital Corp., ARC Equity Management Ltd. and ARC Equity Management (Fund 2) Ltd., as described in the Circular under "Pre-Acquisition Agreement — Lock-Up Agreements";

"Lock-Up Shares" means EnSource Shares subject to a Lock-Up Agreement;

"Minimum Condition" has the meaning ascribed thereto in subsection (a) of section 4 of the Offer, "Conditions of the Offer";

"Notice of Guaranteed Delivery" means the notice of guaranteed delivery in the form accompanying the Offer and Circular (printed on green paper);

"Offer" means the offer to purchase all of the EnSource Shares made hereby to the EnSource Shareholders;

"Offer Period" means the period commencing on the date hereof and ending at the Expiry Time;

"OSC" means the Ontario Securities Commission;

"OSC Rule 61-501" means Rule 61-501 of the OSC;

"Out-of-the-Money EnSource Options" has the meaning ascribed thereto in "Pre-Acquisition Agreement – Treatment of Stock Options" in the Circular;

"Person" includes an individual, body corporate, partnership, syndicate or other form of unincorporated entity;

"Policy Q-27" means Policy No. Q-27 of the CVMQ, as amended;

"Pre-Acquisition Agreement" means the pre-acquisition agreement entered into on May 28, 2002 between Enerflex and EnSource pursuant to which Enerflex agreed, subject to the terms and conditions of such agreement, to make the Offer as described in the Circular under "Pre-Acquisition Agreement";

"Representatives" means any officer, director or employee of EnSource or its subsidiaries or any legal advisor, financial advisor, expert, agent or other representative of EnSource;

"Subsequent Acquisition Transaction" has the meaning ascribed thereto under "Acquisition of EnSource Shares Not Deposited — Subsequent Acquisition Transaction" in the Circular;

"subsidiary" has the meaning ascribed thereto in the ABCA;

"Superior Proposal" has the meaning ascribed under "Pre-Acquisition Agreement – No Solicitation" in the Circular;

"Tax Act" means the *Income Tax Act* (Canada), as amended; and

"TSX" means the Toronto Stock Exchange.

SUMMARY

The following is a summary only of the attached Offer and Circular, including the Appendices thereto, the Letter of Transmittal and the Notice of Guaranteed Delivery and is qualified in its entirety by the more detailed information and provisions contained therein. EnSource Shareholders are urged to read the Offer and Circular in their entirety. Capitalized terms used in this Summary, where not otherwise defined, are defined in the Offer and Circular, including the accompanying Definitions. The information concerning EnSource contained herein and in the Offer and Circular has been extracted from or is based upon publicly available documents or records on file with Canadian securities regulatory authorities and other public sources.

The Offer

Enerflex is offering, upon the terms and subject to the conditions of the Offer, to purchase all of the issued and outstanding EnSource Shares, including all EnSource Shares which may become outstanding on the exercise of stock options, rights or warrants to purchase EnSource Shares.

The Offer is made only for the EnSource Shares and is not made for any stock options, rights or warrants to purchase EnSource Shares or for any securities convertible into EnSource Shares. Any holder of such options, rights, warrants or securities who wishes to accept the Offer should, to the extent permitted by the terms thereof, exercise the options, rights or warrants or convert such securities in order to obtain certificates representing EnSource Shares and deposit the same in accordance with the Offer.

The obligation of Enerflex to take up and pay for EnSource Shares pursuant to the Offer is subject to certain conditions. See section 4 of the Offer, "Conditions of the Offer".

The Offer is not being made to, nor will deposits be accepted from or on behalf of, EnSource Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Enerflex may, in its sole discretion, take such action as it may deem necessary to extend the Offer to EnSource Shareholders in any such jurisdiction.

Basis of the Offer

The Offer is being made on the basis of 0.26 of an Enerflex Share for each EnSource Share. See section 1 of the Offer, "The Offer". Based on the closing price of $19.25 of the Enerflex Shares on the TSX on May 28, 2002, the last trading day prior to the public announcement by Enerflex of its intention to make the Offer, the value of the Offer is $5.01 per EnSource Share.

Recommendation of the Board of Directors of EnSource

The board of directors of EnSource has unanimously determined that the Offer is fair, from a financial point of view, to EnSource Shareholders and is in the best interests of EnSource and the EnSource Shareholders and unanimously recommends that EnSource Shareholders accept the Offer. EnSource's financial advisor has concluded that the Offer is fair, from a financial point of view, to EnSource Shareholders. For further information, refer to the accompanying Directors' Circular of the board of directors of EnSource.

Background to and Reasons for the Offer

Enerflex's strategy for growth includes the acquisition of complementary businesses. In this regard, Enerflex believes that the acquisition of EnSource will provide certain synergies and opportunities for Enerflex's growth. In addition, Enerflex believes that the exchange of EnSource Shares for Enerflex Shares under the terms of the Offer will provide an opportunity for EnSource Shareholders to participate in the business of Enerflex through their ownership of Enerflex Shares. The total value of the Offer, based on the closing price of Enerflex Shares on the TSX on May 28, 2002, the last trading day prior to the public announcement by Enerflex of its intention to make the Offer, is approximately $180 million, including long-term debt assumed by Enerflex. The Offer represents a premium of 6.5% over the $4.70

closing price of EnSource Shares on the TSX on May 28, 2002 and an 8.2% premium over the 20-day weighted average trading price of EnSource Shares for the period ending May 28, 2002.

Pre-Acquisition Agreement

On May 28, 2002, Enerflex and EnSource entered into the Pre-Acquisition Agreement, pursuant to which Enerflex agreed to make the Offer and, upon the satisfaction or waiver of all conditions of the Offer, to take up and pay for all EnSource Shares validly deposited under the Offer. Pursuant to the Pre-Acquisition Agreement, EnSource agreed to immediately cease any discussions or negotiations with any parties conducted prior to the execution of the Pre-Acquisition Agreement by EnSource with respect to any EnSource Acquisition Proposal (as defined under "Pre-Acquisition Agreement — EnSource Acquisition Proposal" in the Circular), whether or not initiated by EnSource. EnSource also agreed that it will not, nor allow any of its subsidiaries to, nor authorize or permit any of the officers, directors or employees of EnSource or its subsidiaries or any legal advisor, financial advisor, expert, agent or other representative retained by them to, subject to certain exceptions, solicit, initiate or encourage (including, without limitation, by way of furnishing information) any inquiry or the making of any proposal which constitutes or may reasonably be expected to lead to an EnSource Acquisition Proposal from any person, or enter into or participate in any discussions or negotiations regarding an EnSource Acquisition Proposal, or waive or otherwise forbear (except in respect of non-material matters) in the enforcement of any rights or other benefits of EnSource or its subsidiaries under confidential information agreements including, without limitation, any standstill provisions thereunder.

EnSource may accept, recommend, approve or implement a Superior Proposal (as defined under "Pre-Acquisition Agreement — No Solicitation" in the Circular) from a third party provided that, among other things, EnSource gives Enerflex at least two business days advance notice of any decision by the board of directors of EnSource to accept, recommend, approve or implement such Superior Proposal. In addition, EnSource shall, and shall cause its financial and legal advisors to, negotiate in good faith with Enerflex to make such adjustments in the terms and conditions of the Pre-Acquisition Agreement and the Offer as would enable EnSource to proceed with the Offer as amended rather than the Superior Proposal. In the event Enerflex proposes to amend the Pre-Acquisition Agreement and the Offer to provide superior value to that provided under the Superior Proposal within the two business day time period specified above, EnSource cannot enter into any agreement regarding the Superior Proposal.

See "Pre-Acquisition Agreement" in the Circular.

Lock-Up Agreements

Enerflex has entered into Lock-Up Agreements with certain major shareholders, directors, officers and employees of EnSource pursuant to which such persons have agreed to unconditionally and irrevocably tender all of their EnSource Shares (together with any EnSource Shares acquired pursuant to the exercise of options, rights or warrants to purchase EnSource Shares or otherwise) to the Offer, and not to withdraw such shares from the Offer except in certain circumstances. As of June 11, 2002, 21,251,438 EnSource Shares were subject to Lock-Up Agreements, representing 72.12% (calculated on a diluted basis) of the total number of EnSource Shares. EnSource Shares subject to a Lock-Up Agreement may not be withdrawn from the Offer for tender to any Superior Proposal and may only be withdrawn from the Offer in the event that: (i) Enerflex does not take-up and pay for Lock-Up Shares by August 30, 2002; (ii) the Offer expires or is terminated without Enerflex taking-up and paying for Lock-Up Shares within time periods permitted by applicable laws; (iii) EnSource terminates the Pre-Acquisition Agreement due to the occurrence of an Enerflex Material Adverse Change; or (iv) the Offer is terminated in accordance with its terms. See "Lock-Up Agreements" in the Circular.

Purpose of the Offer and Plans for EnSource

The purpose of the Offer is to enable Enerflex to acquire control of or to own, directly or indirectly, all of the issued and outstanding EnSource Shares.

If the Offer is successful, it is expected that certain changes will be made to the composition of the board of directors of EnSource to allow nominees of Enerflex to become members of such board. See "Pre-Acquisition

Agreement — Reconstitution of Board of Directors of EnSource" in the Circular. In addition, Enerflex intends to integrate the businesses carried on by Enerflex and EnSource.

If permitted by applicable law, subsequent to the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, Enerflex intends to delist the EnSource Shares from the TSX and to cause EnSource to cease to be a reporting issuer under the securities laws of each of the provinces of British Columbia, Alberta and Ontario, those provinces being the provinces in which it currently holds such status. The effect of these actions will be that EnSource will no longer be required to publicly file or provide to EnSource Shareholders financial information or timely disclosure in Canada with respect to its affairs. See "Purpose of the Offer and Plans for EnSource" in the Circular.

Enerflex

Enerflex is a global provider of natural gas compression and power generation equipment and services.

EnSource

EnSource is a provider of electrical, instrumentation and control technology and design systems, engineered oil and gas processing facilities, compression equipment, small scale power generation facilities systems, as well as production equipment, sales, rentals and services to the oil and gas industry.

Stock Exchange Listings and Market Prices of Enerflex Shares and EnSource Shares

The Enerflex Shares are listed and posted for trading on the TSX under the symbol "EFX". The TSX has conditionally approved the listing of the Enerflex Shares issuable pursuant to the Offer, subject to Enerflex fulfilling all of the requirements of the TSX. The EnSource Shares are listed and posted for trading on the TSX under the symbol "EEN". On May 28, 2002, the last trading day prior to the public announcement by Enerflex of its intention to make the Offer, the closing price of the EnSource Shares on the TSX was $4.70 and the closing price of the Enerflex Shares on the TSX was $19.25. On June 11, 2002, the last trading day prior to the mailing of the Offer, the closing price of the EnSource Shares on the TSX was $4.66 and the closing price of the Enerflex Shares on the TSX was $18.30. See "Enerflex — Price Range and Trading Volumes of Enerflex Shares" and "EnSource — Price Range and Trading Volumes of EnSource Shares" in the Circular.

Conditions of the Offer

Enerflex reserves the right to withdraw or terminate the Offer and not take up and pay for, or to extend the period of time during which the Offer is open and postpone taking up and paying for, any EnSource Shares deposited under the Offer unless the conditions described in section 4 of the Offer, "Conditions of the Offer", are satisfied or waived by Enerflex prior to the Expiry Time. The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn at the Expiry Time, and at the time Enerflex first takes up and pays for EnSource Shares under the Offer, at least 66 $^{2}/_{3}$% of the issued and outstanding EnSource Shares (calculated on a diluted basis). For a complete description of the conditions of the Offer, see section 4 of the Offer, "Conditions of the Offer".

Time for Acceptance

The Offer is open for acceptance until, but not later than, the Expiry Time, unless extended at Enerflex's sole discretion or withdrawn in accordance with the terms of the Offer. See section 2 of the Offer, "Time for Acceptance".

Manner of Acceptance

An EnSource Shareholder wishing to accept the Offer must, not later than the Expiry Time, deposit the certificate or certificates representing the Shareholder's EnSource Shares, together with a properly completed Letter of Transmittal (printed on yellow paper) or a manually executed facsimile thereof and all other documents required by the Letter of Transmittal, at any one of the offices of the Depositary listed in the Letter of Transmittal. Instructions are contained in the Letter of Transmittal which accompanies this Offer and Circular. EnSource Shareholders whose

EnSource Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their EnSource Shares.

If the certificate or certificates representing EnSource Shares are not available for deposit prior to the Expiry Time, EnSource Shareholders may accept the Offer by complying with the procedure for guaranteed delivery set forth in the Notice of Guaranteed Delivery (printed on green paper) which accompanies this Offer and Circular. See section 3 of the Offer, "Manner of Acceptance – Procedure for Guaranteed Delivery".

If a Letter of Transmittal is executed by a person other than the registered holder(s) of the EnSource Shares deposited therewith, and in certain other circumstances as set forth in the Letter of Transmittal, then the certificate(s) must be endorsed or be accompanied by an appropriate securities transfer power of attorney duly and properly completed by the registered holder(s), with the signature(s) on the endorsement panel or securities transfer power guaranteed by an Eligible Institution.

The deposit of EnSource Shares pursuant to the procedures set forth in the Offer will constitute a binding agreement between the depositing EnSource Shareholder and Enerflex upon the terms and subject to the conditions of the Offer.

Payment for Deposited EnSource Shares

If all the conditions referred to under section 4 of the Offer, "Conditions of the Offer", have been satisfied or waived by Enerflex, Enerflex will (unless Enerflex shall have withdrawn or terminated the Offer) become obligated to take up all EnSource Shares validly deposited under the Offer and not withdrawn within three business days of being legally able to do so. Any EnSource Shares deposited under the Offer subsequent to the date on which Enerflex first takes up and pays for EnSource Shares deposited under the Offer will be taken up and paid for by Enerflex within ten days of such deposit. See section 6 of the Offer, "Payment for Deposited EnSource Shares".

Acquisition of EnSource Shares Not Deposited

If Enerflex acquires at least 90% of the EnSource Shares (calculated on a diluted basis), Enerflex currently intends to avail itself of the right to acquire the remaining EnSource Shares pursuant to the Compulsory Acquisition provisions of the ABCA. If Enerflex acquires less than 90% of the EnSource Shares, Enerflex presently intends to avail itself of such other corporate actions or proceedings as may be legally available to it to acquire the remaining EnSource Shares, including transactions that may be effected without the consent of the holders thereof. See "Acquisition of EnSource Shares Not Deposited" in the Circular and the full text of Part 16 of the ABCA which is set forth in Appendix B to the Circular.

Canadian Federal Income Tax Considerations

An EnSource Shareholder who is a resident of Canada for Canadian income tax purposes will generally qualify for a tax deferred rollover with respect to the exchange of EnSource Shares for Enerflex Shares pursuant to the Offer under subsection 85.1(1) of the Tax Act unless the shareholder otherwise chooses to recognize a capital gain or a capital loss on the transaction. An EnSource Shareholder who is not a resident of Canada for Canadian income tax purposes will generally not be subject to tax in Canada in respect of the exchange of EnSource Shares for Enerflex Shares pursuant to the Offer, unless such EnSource Shares constitute "taxable Canadian property" for the purposes of the Tax Act to such non-resident EnSource Shareholder and a treaty exemption from Canadian tax on a gain on the disposition of EnSource Shares is not otherwise available. See "Canadian Federal Income Tax Considerations" in the Circular.

Depositary

CIBC Mellon Trust Company is acting as Depositary under the Offer. The Depositary will receive deposits of certificates representing the EnSource Shares and related Letters of Transmittal at the offices specified in the Letter of Transmittal and will receive Notices of Guaranteed Delivery at the office specified in the Notice of Guaranteed Delivery.

Financial Advisor and Dealer Manager

BMO Nesbitt Burns Inc. has been retained to act as financial advisor to Enerflex in connection with the Offer. BMO Nesbitt Burns Inc. has also been retained to act as Dealer Manager for the Offer and related transactions in Canada including soliciting acceptances of the Offer. BMO Nesbitt Burns Corp. has been retained to act as Dealer Manager for the Offer and related transactions in the United States. See "Financial Advisor and Dealer Manager" in the Circular.

No fee or commission will be payable by any holder of EnSource Shares who transmits his, her or its EnSource Shares directly to the Depositary or who makes use of the facilities of the Dealer Manager to accept the Offer. EnSource Shareholders should contact the Dealer Manager, the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing the EnSource Shares with the Depositary. See "Financial Advisor and Dealer Manager" in the Circular.

OFFER TO PURCHASE

June 12, 2002

TO: ENSOURCE SHAREHOLDERS

1. The Offer

Enerflex hereby offers to purchase, during the Offer Period and on and subject to the terms and conditions hereinafter specified, all of the issued and outstanding EnSource Shares, including all EnSource Shares which may become outstanding on the exercise of options, rights or warrants to purchase EnSource Shares, on the basis of 0.26 of an Enerflex Share for each EnSource Share.

The Offer is made only for the EnSource Shares and is not made for any options, rights or warrants to purchase EnSource Shares or for any securities convertible into EnSource Shares. Any holder of such options, rights or warrants or securities convertible into EnSource Shares who wishes to accept the Offer should, to the extent permitted by the terms thereof, exercise such options, rights or warrants or convert such securities in order to obtain certificates representing EnSource Shares and deposit the same in accordance with the Offer.

No fractional Enerflex Shares will be issued. Any EnSource Shareholder who would otherwise be entitled to receive a fractional Enerflex Share will receive a number of Enerflex Shares rounded up to the nearest whole number of Enerflex Shares in the case of an entitlement to receive 0.5 or more of a fractional Enerflex Share and rounded down to the nearest whole number of Enerflex Shares in the case of entitlement to receive less than 0.5 of a fractional Enerflex Share, provided that each EnSource Shareholder shall be entitled to the benefit of only one such adjustment.

The accompanying Circular, Letter of Transmittal and Notice of Guaranteed Delivery are incorporated into and form part of the Offer and contain important information which should be read carefully before making a decision with respect to the Offer.

The Offer is not being made to, nor will deposits be accepted from or on behalf of, EnSource Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Enerflex may, in its sole discretion, take such action as it may deem necessary to extend the Offer to EnSource Shareholders in any such jurisdiction.

2. Time for Acceptance

The Offer is open for acceptance until, but not later than, the Expiry Time unless extended at Enerflex's sole discretion or withdrawn in accordance with the terms of the Offer. See section 4 of the Offer, "Conditions of the Offer" and section 5 of the Offer, "Extension and Variation of the Offer".

3. Manner of Acceptance

Letter of Transmittal

The Offer may be accepted by delivering to the Depositary at any one of the offices of the Depositary listed in the Letter of Transmittal so as to arrive there not later than the Expiry Time:

(a) the certificate(s) representing the EnSource Shares in respect of which the Offer is being accepted;

(b) a Letter of Transmittal in the form accompanying the Offer, properly completed and duly executed as required by the instructions set out in such Letter of Transmittal; and

(c) any other relevant documents required by the instructions set out in such Letter of Transmittal.

If the certificate(s) representing EnSource Shares are not available for deposit prior to the Expiry Time, EnSource Shareholders may accept the Offer by complying with the procedure for guaranteed delivery set forth below.

Except as otherwise provided in the instructions in the Letter of Transmittal, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a person other than the registered holder(s) of the EnSource Shares deposited therewith, and in certain other circumstances as set forth in the Letter of Transmittal, then the certificate(s) must be endorsed or be accompanied by an appropriate securities transfer power of attorney duly and properly completed by the registered holder(s), with the signature(s) on the endorsement panel or securities transfer power guaranteed by an Eligible Institution.

Enerflex reserves the right to permit EnSource Shareholders to accept the Offer in a manner other than as set out above.

Procedure for Guaranteed Delivery

If an EnSource Shareholder wishes to deposit EnSource Shares pursuant to the Offer and (i) the certificate(s) representing such EnSource Shares are not immediately available, or (ii) such EnSource Shareholder is not able to deliver the certificate(s) representing such EnSource Shares and all other required documents to the Depositary prior to the Expiry Time, such EnSource Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a) such deposit is made by or through an Eligible Institution;

(b) a properly completed and duly executed Notice of Guaranteed Delivery in the form accompanying the Offer, or a manually executed facsimile thereof, is received by the Depositary at its Toronto office as set forth in the Notice of Guaranteed Delivery, not later than the Expiry Time; and

(c) the certificate(s) representing deposited EnSource Shares, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal in the form accompanying the Offer covering the relevant EnSource Shares and all other documents required by such Letter of Transmittal, are received by the Depositary at the Toronto office as in (b) above at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date.

In each Notice of Guaranteed Delivery, an Eligible Institution must guarantee delivery of the certificate(s) representing the EnSource Shares referenced therein. The Notice of Guaranteed Delivery may be delivered by hand or courier, transmitted by facsimile transmission or delivered by mail so as to be received by the Depositary at the Toronto office specified therein not later than the Expiry Time. This will centralize the guaranteed deliveries to one processing point to ensure that the numbers are captured correctly and within the required reporting guidelines.

General

In all cases, payment for the EnSource Shares deposited and taken up by Enerflex pursuant to the Offer will be made only after timely receipt by the Depositary of certificate(s) representing the EnSource Shares together with a properly completed and duly executed Letter of Transmittal in the form accompanying the Offer, or a manually executed facsimile thereof, relating to such EnSource Shares and any other required documents with the signatures guaranteed, if required, in accordance with the instructions set out in the Letter of Transmittal and any other required documents.

The method of delivery of the Letter of Transmittal, certificate(s) representing EnSource Shares and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received. Enerflex recommends that such documents be delivered by hand to the Depositary and a receipt obtained. If such documents are mailed, Enerflex recommends that registered mail with return receipt requested be used and that appropriate insurance be obtained.

EnSource Shareholders whose EnSource Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their EnSource Shares.

The execution of a Letter of Transmittal by an EnSource Shareholder irrevocably constitutes and appoints the Depositary and any officer of Enerflex, and each of them, and any other person designated by Enerflex in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of such EnSource Shareholder with respect to the EnSource Shares deposited under Letters of Transmittal which are taken up and paid for under the Offer (the "Purchased Securities") and with respect to any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Securities on or after May 28, 2002, the date upon which Enerflex announced its intention to make the Offer (collectively, the "Other Securities"), effective on and after the date that Enerflex takes up and pays for the Purchased Securities (the "Effective Date"), with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), in the name of and on behalf of such EnSource Shareholder, (a) to register or record, transfer and enter the transfer of Purchased Securities and/or Other Securities on the appropriate register of holders maintained by EnSource, and (b) except as may otherwise be agreed, to exercise any and all of the rights of the holder of the Purchased Securities and/or Other Securities, including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities and/or Other Securities, revoke any such instrument, authorization, or consent given prior to, on or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of such EnSource Shareholder in respect of such Purchased Securities and/or Other Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of EnSource, and execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of Purchased Securities and/or Other Securities, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder in respect of such Purchased Securities and/or Other Securities.

A holder of Purchased Securities and/or Other Securities who executes a Letter of Transmittal agrees, effective on and after the Effective Date, not to vote any of the Purchased Securities and/or Other Securities at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of EnSource and, except as may otherwise be agreed, not to exercise any or all of the other rights or privileges attached to the Purchased Securities and/or Other Securities, and agrees to execute and deliver to Enerflex any and all instruments of proxy, authorizations or consents in respect of the Purchased Securities and/or Other Securities and to designate in any such instruments of proxy the person or persons specified by Enerflex as the proxy or the proxy nominee or nominees of the holder of the Purchased Securities and/or Other Securities in respect of the Purchased Securities and/or Other Securities. Upon such appointment, all prior proxies given by the holder of such Purchased Securities and/or Other Securities with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto. A holder of Purchased Securities and/or Other Securities who executes a Letter of Transmittal covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities and/or Other Securities to Enerflex and acknowledges that all authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of the EnSource Shareholder and shall survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of the holder, as the case may be.

The deposit of EnSource Shares pursuant to the procedures set forth in this Offer will constitute a binding agreement between the depositing EnSource Shareholder and Enerflex upon the terms and subject to the conditions of the Offer, including the depositing Shareholder's representation and warranty that (a) such EnSource Shareholder has full power and authority to deposit, sell, assign and transfer the Purchased Securities (and any Other Securities) being deposited and has not sold, assigned or transferred and has not agreed to sell, assign or transfer any of such Purchased Securities and/or Other Securities to any other person; (b) such EnSource Shareholder owns the Purchased Securities and/or Other Securities being deposited within the meaning of applicable securities laws; (c) the deposit of such Purchased Securities and/or Other Securities complies with applicable laws; and (d) when such Purchased Securities and/or Other Securities are taken up and paid for by Enerflex, Enerflex will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever.

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any EnSource Shares and accompanying documents deposited pursuant to the Offer will be determined by Enerflex in its sole discretion. Depositing EnSource Shareholders agree that such determination shall be final and binding. Enerflex reserves the absolute right to reject any and all deposits which Enerflex determines not to be in proper form or which may be unlawful to accept under the laws of any applicable jurisdiction. Enerflex reserves the absolute right to waive any defect or irregularity in the deposit of any EnSource Shares and accompanying documents. There shall be no duty or obligation on Enerflex, the Dealer Manager, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give any such notice. Enerflex's interpretation of the terms and conditions of the Offer (including the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery) shall be final and binding.

Enerflex reserves the right to permit the Offer to be accepted in a manner other than that set out above.

4. **Conditions of the Offer**

Notwithstanding any other provision of the Offer, Enerflex reserves the right to withdraw or terminate the Offer and not take up and pay for, or to extend the period of time during which the Offer is open and postpone taking up and paying for, any EnSource Shares deposited under the Offer unless all of the following conditions are satisfied or waived by Enerflex prior to the Expiry Time:

(a) at the Expiry Time, and at the time Enerflex first takes up and pays for EnSource Shares, there being validly deposited under the Offer and not withdrawn at least 66 $^{2}/_{3}$% of the EnSource Shares (calculated on a diluted basis) other than those EnSource Shares owned by Enerflex, its associates or affiliates or by persons whose EnSource Shares may not be included as part of the minority approval of a subsequent acquisition transaction (the "Minimum Condition"); and

(b) no act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission, by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law, and no law, regulation or policy shall have been enacted, promulgated or applied, which in either case, in the sole discretion of Enerflex, acting reasonably:

(i) has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by or the sale to Enerflex of the EnSource Shares or the right of Enerflex to own or exercise full rights of ownership with respect to the EnSource Shares; or

(ii) has had, or if the Offer were consummated, would materially and adversely affect the business, operations or financial condition of EnSource and its subsidiaries taken as a whole or Enerflex's ability to effect a Compulsory Acquisition or other Subsequent Acquisition Transaction;

unless such action, suit or proceeding shall have been caused by a breach by Enerflex of an agreement, law, regulation or policy; and

(c) there shall not have occurred after the date of the Offer any EnSource Material Adverse Change; and

(d) EnSource shall have complied in all material respects with its covenants and obligations under the Pre-Acquisition Agreement to be complied with at or prior to the Expiry Time and all representations and warranties of EnSource under the Pre-Acquisition Agreement shall be true and correct in all material respects; and

(e) all requisite regulatory approvals, orders, notices, consents and expiries of waiting periods (including, without limitation, under the *Competition Act* (Canada) and those of any stock exchanges, securities authorities or other regulatory authorities) in connection with the purchase of the EnSource Shares shall have been obtained or occurred on terms satisfactory to Enerflex, acting reasonably, except those approvals, orders, notices, consents and expiries of waiting periods which, if not obtained or occurred, would not have a material adverse effect upon Enerflex or EnSource, or Enerflex's ability to own or exercise full rights of ownership with respect to EnSource Shares, and Enerflex shall have determined in its sole discretion, acting reasonably, that no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory or regulatory period; and

(f) there shall not exist any prohibition at law against Enerflex's making the Offer or taking up and paying for all of the EnSource Shares validly deposited and not withdrawn under the Offer or completing any Compulsory Acquisition or other Subsequent Acquisition Transaction in respect of any EnSource Shares not acquired under the Offer; and

(g) there shall not have occurred any misrepresentation, breach or non-performance by any EnSource Shareholder who has entered into a Lock-Up Agreement of any representation, warranty or covenant of such EnSource Shareholder contained in the Lock-Up Agreement to which it is a party which would or would reasonably be expected to preclude Enerflex from completing the Offer or completing a Compulsory Acquisition or Subsequent Acquisition Transaction; and

(h) Enerflex shall be satisfied that, prior to the Expiry Time, all outstanding options and warrants to purchase EnSource Shares pursuant to EnSource's stock option plan, warrant agreements and any other outstanding rights to acquire EnSource Shares shall have been exercised, cancelled or otherwise dealt with in a manner satisfactory to Enerflex in its sole discretion, or binding agreements shall have been entered into providing for the cancellation or other handling of such outstanding options, warrants and rights in a manner satisfactory to Enerflex in its sole discretion.

The foregoing conditions are for the exclusive benefit of Enerflex. Enerflex may assert any of the foregoing conditions at any time, both before and after the Expiry Time, regardless of the circumstances giving rise to such assertion (including the action or inaction of Enerflex). Enerflex may waive any of the foregoing conditions in whole or in part at its sole option at any time and from time to time, both before and after the Expiry Time, without prejudice to any other rights which Enerflex may have. The failure by Enerflex at any time to exercise or assert any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be exercised or asserted at any time and from time to time. Any determination by Enerflex concerning the events described in this section 4 will be final and binding upon all parties.

Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice or other communication confirmed in writing by Enerflex to that effect to the Depositary at its principal office in Calgary, Alberta. Enerflex, forthwith after giving any such notice, shall make a public announcement of such waiver or withdrawal, shall cause the Depositary as soon as practicable thereafter to notify the EnSource Shareholders in the manner set forth in section 11 of the Offer, "Notice and Delivery", and shall provide a copy of the aforementioned notice to the TSX. If the Offer is withdrawn, Enerflex shall not be obligated to take up or pay for any of the EnSource Shares deposited under the Offer and the Depositary will promptly return all certificate(s) for deposited EnSource Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents to the parties by whom they were deposited.

5. **Extension, Variation or Change in the Offer**

The Offer is open for acceptance until, but not after, the Expiry Time, subject to extension or variation in Enerflex's sole discretion.

Enerflex reserves the right, in its sole discretion, at any time and from time to time during the Offer Period (or otherwise as permitted by applicable law), to extend the Offer by fixing a new Expiry Date or to vary the terms of the Offer, in each case by giving written notice or other communication confirmed in writing of such extension or variation to the Depositary at its principal office in Calgary, Alberta. Enerflex shall, forthwith after giving any such notice or communication, make a public announcement of the extension or variation, shall cause the Depositary as soon as practicable thereafter to provide notice or communication of such extension or variation in the manner set forth in section 11 of the Offer, "Notice and Delivery" to all EnSource Shareholders whose EnSource Shares have not been taken up prior to the extension or variation and shall provide a copy of the aforementioned notice to the TSX. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Calgary, Alberta.

Notwithstanding the foregoing, the Offer may not be extended by Enerflex if all of the terms and conditions of the Offer, excluding those waived by Enerflex, have been fulfilled or complied with unless Enerflex first takes up and pays for all EnSource Shares validly deposited under the Offer and not withdrawn.

Where the terms of the Offer are varied, the Offer shall not expire before ten days after the notice of variation in respect of such variation has been given to EnSource Shareholders unless otherwise permitted by applicable law and subject to abridgment or elimination of that period pursuant to such orders as may be granted by Canadian courts or securities regulatory authorities. During any such extension or in the event of any variation, all EnSource Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by Enerflex in accordance with the terms hereof, subject to section 7 of the Offer, "Withdrawal of Deposited EnSource Shares". An extension of the Offer Period or a variation of the Offer does not constitute a waiver by Enerflex of its rights under section 4 of the Offer, "Conditions of the Offer". If the consideration being offered for the EnSource Shares under the Offer is increased, the increased consideration will be paid to all depositing EnSource Shareholders whose EnSource Shares are taken up under the Offer.

6. **Payment for Deposited EnSource Shares**

If all the conditions referred to under section 4 of the Offer, "Conditions of the Offer", have been satisfied or waived by Enerflex, Enerflex will (unless Enerflex shall have withdrawn or terminated the Offer) become obligated to take up and pay for all EnSource Shares validly deposited under the Offer and not withdrawn within three business days of being legally able to do so. In accordance with applicable law, any EnSource Shares deposited under the Offer subsequent to the date on which Enerflex first takes up and pays for EnSource Shares deposited under the Offer will be taken up and paid for by Enerflex within ten days of such deposit.

Subject to applicable law, Enerflex expressly reserves the right in its sole discretion to delay taking up or paying for any EnSource Shares or to terminate the Offer and not take up or pay for any EnSource Shares if any condition specified in section 4 of the Offer, "Conditions of the Offer", is not satisfied or waived by Enerflex, in whole or in part, by giving written notice thereof or other communication confirmed in writing to the Depositary at its principal office in Calgary, Alberta. Enerflex also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for EnSource Shares in order to comply, in whole or in part, with any applicable law, including without limitation such period of time as may be necessary to obtain any necessary regulatory approval. Enerflex will not, however, take up and pay for any EnSource Shares deposited under the Offer unless it simultaneously takes up and pays for all EnSource Shares then validly deposited under the Offer. Enerflex will be deemed to have taken up and accepted for payment EnSource Shares validly deposited and not withdrawn pursuant to the Offer if, as and when Enerflex gives written notice or other communication confirmed in writing to the Depositary at its principal office in Calgary, Alberta of its acceptance for payment of such EnSource Shares pursuant to the Offer.

Enerflex will pay for EnSource Shares validly deposited under the Offer and not withdrawn by issuing Enerflex Shares to or on behalf of the holders of deposited EnSource Shares and providing the Depositary with certificates representing such Enerflex Shares for delivery to such EnSource Shareholders.

No fractional Enerflex Shares will be issued. Any EnSource Shareholder who would otherwise be entitled to receive a fractional Enerflex Share will receive a number of Enerflex Shares rounded up to the nearest whole number of Enerflex Shares in the case of an entitlement to receive 0.5 or more of a fractional Enerflex Share and rounded down to the nearest whole number of Enerflex Shares in the case of entitlement to receive less than 0.5 of a fractional Enerflex Share, provided that each EnSource Shareholder shall be entitled to the benefit of only one such adjustment.

The Depositary will act as the agent of persons who have deposited EnSource Shares in acceptance of the Offer for the purposes of receiving payment from Enerflex and transmitting payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by EnSource Shareholders who have deposited and not withdrawn their EnSource Shares pursuant to the Offer.

Settlement will be made by the Depositary forwarding the certificate(s) representing the Enerflex Shares to which a person depositing EnSource Shares is entitled, provided that the person is a resident of a province or territory of Canada or another jurisdiction in which the Enerflex Shares may be lawfully delivered without further action by Enerflex. Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, the certificate(s) representing the Enerflex Shares will be issued in the name of the registered holder of the EnSource Shares so deposited. Unless the person depositing the EnSource Shares instructs the Depositary to hold the certificate(s) for pick-up by checking the appropriate box in the Letter of Transmittal, such certificate will be forwarded by first class insured mail to such persons at the address specified in the Letter of Transmittal. If no address is specified, certificate(s) will be forwarded to the address of the EnSource Shareholder as shown on the registers maintained by EnSource. Enerflex Share certificates which are mailed in accordance with this paragraph shall be deemed to have been delivered at the time of delivery to the post office.

If any deposited EnSource Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more EnSource Shares than the EnSource Shareholder wishes to deposit, the certificate(s) for the EnSource Shares not purchased will be returned, without expense, to the depositing EnSource Shareholder as soon as practicable following the Expiry Time or withdrawal and early termination of the Offer.

Depositing EnSource Shareholders will not be obligated to pay brokerage fees or commissions if they accept the Offer by depositing their EnSource Shares directly with the Depositary or if they use the services of the Dealer Manager to accept the Offer. See "Depositary" and "Financial Advisor and Dealer Manager" in the Circular. Enerflex will pay any stock transfer taxes with respect to the transfer and sale of Purchased Securities to it or its order by the registered owner pursuant to the Offer. If, however, EnSource Shares to be received pursuant to the Offer are to be issued to, or if the certificate(s) for Purchased Securities not deposited or purchased are to be registered in the name of, any person other than the registered owner, or if certificate(s) for Purchased Securities are registered in the name of any person other than the person(s) signing the Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered owner or such other person) payable on account of the transfer to such person will be payable by the seller unless satisfactory evidence of the payment of such taxes or an exemption therefrom is submitted.

7. **Withdrawal of Deposited EnSource Shares**

All deposits of EnSource Shares pursuant to the Offer are irrevocable, provided that any EnSource Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing EnSource Shareholder at the place of deposit (unless otherwise required or permitted by applicable law):

(a) at any time where the EnSource Shares have not been taken up by Enerflex;

(b) if the EnSource Shares have not been paid for by Enerflex within three Business Days after having been taken up; and

(c) at any time before the expiration of 10 days from the date upon which either:

(i) a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of an EnSource Shareholder to accept or reject the Offer (other than a change that is not within the control of Enerflex or of an affiliate of Enerflex, unless it is a change in a material fact relating to the Enerflex Shares), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii) a notice of variation concerning a variation in the terms of the Offer, including any extension of the period during which EnSource Shares may be deposited under the Offer (other than a variation consisting solely of an increase in the consideration offered for the EnSource Shares where the Expiry Time is not extended for more than 10 days or solely of the waiver of a condition of the Offer);

is delivered to EnSource Shareholders (subject to abridgement or elimination of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities) and only if such deposited EnSource Shares have not been taken-up by Enerflex at the date of the mailing of the notice.

In order for any withdrawal to be made, notice of the withdrawal must be in writing (which includes a telegraphic communication or notice by electronic means that produces a printed copy) and must be actually received by the Depositary at the place of deposit of the certificate(s) for the applicable EnSource Shares (or Notice of Guaranteed Delivery in respect thereof) within the period permitted for withdrawal. Any such notice of withdrawal must: (i) be signed by or on behalf of the person who executed the Letter of Transmittal that accompanied the EnSource Shares to be withdrawn (or Notice of Guaranteed Delivery in respect thereof); and (ii) specify such person's name, the number of EnSource Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the EnSource Shares to be withdrawn. Any signature on a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in the Letter of Transmittal (as described in the instructions set out therein), except in the case of EnSource Shares deposited for the account of an Eligible Institution. The withdrawal shall take effect upon receipt of the written notice by the Depositary, as applicable.

All questions as to the validity (including timely receipt) and form of notices of withdrawal shall be determined by Enerflex in its sole discretion and such determination shall be final and binding. There shall be no duty or obligation on Enerflex, the Depositary, the Dealer Manager or any other person to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred by any of them for failure to give any such notice.

If Enerflex extends the Offer, is delayed in taking up or paying for EnSource Shares or is unable to take up or pay for EnSource Shares for any reason, then, without prejudice to Enerflex's other rights, no EnSource Shares may be withdrawn except to the extent that depositing EnSource Shareholders thereof are entitled to withdrawal rights as set forth in this section 7 or pursuant to applicable law.

Withdrawals may not be rescinded and any EnSource Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be redeposited at any subsequent time prior to the Expiry Time by following any of the applicable procedures described in section 3 of the Offer, "Manner of Acceptance".

In addition to the foregoing rights of withdrawal, EnSource Shareholders in certain provinces of Canada are entitled to statutory rights of rescission or to damages, or both, in certain circumstances. See "Statutory Rights" in the Circular.

8. Return of Deposited EnSource Shares

If any deposited EnSource Shares are not taken up and paid for by Enerflex under the Offer for any reason whatsoever, or if certificates are submitted by an EnSource Shareholder for more EnSource Shares than are deposited to the Offer, certificates for EnSource Shares not deposited will be returned at Enerflex's expense by either sending new certificates representing securities not purchased or returning the deposited certificates and other relevant documents. The certificates and other relevant documents will be forwarded by first class insured mail in the name of and to the address specified by the depositing EnSource Shareholder in the Letter of Transmittal or, if such name or address is not so specified, then in such name and to such address of the EnSource Shareholder as shown on the registers maintained by EnSource, as soon as practicable following the Expiry Time or withdrawal or termination of the Offer.

9. Changes in Capitalization, Distributions and Liens

If, on or after May 28, 2002, EnSource should split, combine or re-classify any of the EnSource Shares or its capitalization, or shall disclose that it has taken or intends to take any such action, Enerflex may, in its sole discretion, and without prejudice to its rights under section 4, "Conditions of the Offer", make such adjustments as it considers appropriate to the terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor) to reflect such split, combination or re-classification or other change.

EnSource Shares acquired pursuant to the Offer shall be transferred by the EnSource Shareholder and acquired by Enerflex free and clear of all liens, security interests, charges, encumbrances, claims (whether existing, pending, or contingent) and equities and together with all rights and benefits arising therefrom including the right to any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or in respect of the EnSource Shares on or after May 28, 2002. If EnSource should declare or pay any cash dividend, stock dividend or make any other distribution on or issue any rights with respect to any of the EnSource Shares which is or are payable or distributable to the EnSource Shareholders of record on a record date which is prior to the date of transfer into the name of Enerflex or its nominees or transferees on the registers maintained by EnSource of such EnSource Shares following acceptance thereof for purchase pursuant to the Offer, then the whole of any such dividend, distribution or right will be received and held by the depositing EnSource Shareholder for the account of Enerflex and shall be promptly remitted and transferred by the depositing EnSource Shareholder to the Depositary for the account of Enerflex, accompanied by appropriate documentation of transfer. Pending such remittance, Enerflex will be entitled to all rights and privileges as the owner of any such dividend, distribution or right, and may withhold the entire consideration payable by Enerflex pursuant to the Offer or deduct from the consideration payable by Enerflex pursuant to the Offer the amount or value thereof, as determined by Enerflex in its sole discretion.

10. **Mail Service Interruption**

Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery, certificates representing Enerflex Shares issued in payment for EnSource Shares purchased pursuant to the Offer and certificates representing EnSource Shares to be returned and any other relevant documents will not be mailed if Enerflex determines that delivery thereof by mail may be delayed. Persons entitled to such certificates which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited certificates representing EnSource Shares in respect of which such certificates are being issued were deposited upon application to the Depositary until such time as Enerflex has determined that delivery by mail will no longer be delayed. Enerflex shall provide notice of any such determination not to mail made under this section 10 as soon as reasonably practicable after the making of such determination and in accordance with section 11 of the Offer, "Notice and Delivery". Notwithstanding section 6 of the Offer, "Payment for Deposited EnSource Shares", the deposit of certificates representing Enerflex Shares with the Depositary for delivery to the depositing EnSource Shareholders in such circumstances shall constitute delivery to the persons entitled thereto and the EnSource Shares shall be deemed to have been paid for immediately upon such deposit.

11. **Notice and Delivery**

Without limiting any other lawful means of giving notice, any notice Enerflex or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered EnSource Shareholders at their addresses as shown on the registers maintained by EnSource and will be deemed to have been received on the first day following the date of mailing which is not a Saturday, Sunday or holiday. These provisions apply notwithstanding any accidental omission to give notice to any one or more EnSource Shareholders and notwithstanding any interruption of postal service in Canada or the United States or elsewhere following mailing. In the event of any interruption of postal service following mailing, Enerflex intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada or the United States or elsewhere are not open for the deposit of mail or there is reason to believe there is or could be a disruption in all or part of the postal service, any notice which Enerflex or the Depositary may give or cause to be given under the Offer, except as otherwise provided herein, will be deemed to have been properly given and to have been received by EnSource Shareholders, if it is given to the TSX for dissemination through its facilities and it is published once in the national edition of The Globe and Mail or the National Post.

Wherever the Offer calls for documents to be delivered to the Depositary such documents will not be considered delivered unless and until they have been physically received at one of the addresses listed for the Depositary in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary such documents will not be considered delivered unless and until they have been physically received at that particular office at the address listed in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

12. **Acquisition of EnSource Shares Not Deposited**

If Enerflex takes up and pays for EnSource Shares validly deposited under the Offer and acquires not less than 90% of the EnSource Shares (other than EnSource Shares held at the date of the Offer by or on behalf of Enerflex or its affiliates or associates (as defined in the ABCA)), Enerflex currently intends to acquire the remaining EnSource Shares pursuant to the Compulsory Acquisition provisions of the ABCA on the same terms on which Enerflex acquired EnSource Shares pursuant to the Offer. If Enerflex takes up and pays for EnSource Shares validly deposited under the Offer and such statutory right of Compulsory Acquisition is not available or if Enerflex elects not to proceed by way of such statutory right, Enerflex intends to seek to acquire, directly or indirectly, all of the EnSource Shares not deposited under the Offer by a Subsequent Acquisition Transaction. Enerflex will cause the EnSource Shares acquired under the Offer to be voted in favour of such a transaction and to be counted as part of any minority or independent shareholder approval that may be required in connection with such a transaction. If the Minimum Condition is satisfied and Enerflex takes up and pays for the EnSource Shares deposited under the Offer, Enerflex will own sufficient EnSource Shares to effect such a transaction. See "Acquisition of EnSource Shares Not Deposited" in the Circular.

13. **Market Purchases and Sales of EnSource Shares**

Enerflex has no current intention of acquiring beneficial ownership of EnSource Shares while this Offer is outstanding other than as described in the Circular and pursuant to this Offer. However, Enerflex reserves the right to, and may, acquire (or cause an affiliate to acquire) beneficial ownership of EnSource Shares by making purchases through the facilities of the TSX, subject to applicable law, at any time and from time to time prior to the Expiry Time. In no event will Enerflex make any such purchases of EnSource Shares through the facilities of the TSX until the third clear trading day following the date of the Offer. If Enerflex should acquire EnSource Shares by making purchases through the facilities of the TSX during the Offer Period, the EnSource Shares so purchased shall be counted in any determination of whether the Minimum Condition has been fulfilled. The aggregate number of EnSource Shares acquired by Enerflex through the facilities of the TSX during the Offer Period shall not exceed 5% of the outstanding EnSource Shares as of the date of the Offer and Enerflex will issue and file a press release in Canada in respect of any acquisition of EnSource Shares through the facilities of the TSX containing the information prescribed by law forthwith after the close of business of the TSX on each day on which such EnSource Shares have been purchased.

Although Enerflex has no current intention to sell EnSource Shares taken up under the Offer, it reserves the right to make or enter into an arrangement, commitment or understanding during the Offer Period to sell any of such EnSource Shares after the Offer Period subject to applicable laws.

14. **Other Terms of the Offer**

The Offer and all contracts resulting from the acceptance hereof shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

No broker, dealer or other person has been authorized to give any information or make any representation on behalf of Enerflex other than as contained herein or in the Circular and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of Enerflex or the Depositary or the Dealer Manager for the purposes of the Offer. In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of Enerflex by brokers or dealers licensed under the laws of such jurisdiction.

The provisions of the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer.

Enerflex shall, in its sole discretion, be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and any withdrawals of EnSource Shares, including, without limitation, the satisfaction or non-satisfaction of any condition, the validity, time and effect of any deposit of EnSource Shares or notice of withdrawal of EnSource Shares and the due completion and execution of Letters of Transmittal and Notices of Guaranteed Delivery. Enerflex reserves the right to waive any defect in acceptance with respect to any particular EnSource Share or any particular EnSource Shareholder. There shall be no obligation on Enerflex, the Dealer Manager or the Depositary to give notice of any defects or irregularities in acceptance and no liabilities shall be incurred by any of them for failure to give any such notification.

Enerflex reserves the right to transfer to one or more affiliates the right to purchase all or any portion of the EnSource Shares deposited pursuant to the Offer, but any such transfer will not relieve Enerflex of its obligations under the Offer and will in no way prejudice the rights of persons depositing EnSource Shares to receive payment for EnSource Shares validly deposited and accepted for payment pursuant to the Offer, or the income tax treatment of such persons.

The Offer is not being made to, nor will deposits be accepted from or on behalf of, EnSource Shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Enerflex may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to EnSource Shareholders in any such Jurisdiction.

The Offer and the accompanying Circular and the other documents referred to above constitute the take-over bid circular required under Canadian provincial securities legislation with respect to the Offer.

DATED at Calgary, Alberta this 12th day of June, 2002.

ENERFLEX SYSTEMS LTD.

By: (signed) MALCOLM R. COX
President and Chief Executive Officer

CIRCULAR

This Circular is supplied with respect to the accompanying Offer dated June 12, 2002 made by Enerflex to purchase all of the EnSource Shares on the basis of 0.26 of an Enerflex Share for each EnSource Share. The terms, conditions and provisions of the accompanying Offer are incorporated into and form part of this Circular. EnSource Shareholders should refer to the Offer for details of the terms and conditions of the Offer, including details as to the manner of payment and withdrawal rights. Terms defined in the Offer but not defined in this Circular have the same meaning herein as in the Offer unless the context otherwise requires.

The information concerning EnSource contained in the Offer and this Circular has been taken from or is based upon publicly available documents and records of EnSource on file with Canadian securities regulatory authorities, the TSX and other public sources and the security holder lists provided by EnSource to Enerflex. Enerflex has been granted access to certain additional information concerning the business and affairs of EnSource which is not generally available. Although Enerflex has no knowledge that would indicate that any statements relating to EnSource contained herein taken from or based on information contained in such documents and records are inaccurate or incomplete, neither Enerflex nor its directors or officers assume any responsibility for the accuracy or completeness of such information nor for any failure by EnSource to disclose events or facts which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Enerflex. Enerflex has relied upon the management and board of directors of EnSource to provide Enerflex with the information relating to EnSource set forth under "EnSource" in this Circular.

Pursuant to the provisions of the securities laws of certain provinces of Canada, the directors of EnSource must send a Directors' Circular to all EnSource Shareholders in connection with the Offer, which Directors' Circular, together with other information, must disclose any material changes in the affairs of EnSource subsequent to the date of the most recent published financial statements of EnSource.

BACKGROUND TO AND REASONS FOR THE OFFER

Background to the Offer

In December, 2000, the Enerflex board of directors approved a strategic plan that, among other things, contemplated the acquisition of complementary businesses to broaden Enerflex's product offering. On June 20, 2001, EnSource announced that it had engaged Simmons & Company International ("Simmons") as exclusive financial advisor to assist EnSource in connection with exploring alternatives to enhance liquidity and maximize value for shareholders of EnSource. Having previously identified EnSource as an attractive complementary business, Enerflex contacted Simmons to express interest in EnSource. On September 14, 2001 BMO Nesbitt Burns Inc. was engaged as financial advisor to Enerflex.

In September, 2001, Enerflex received a descriptive memorandum from Simmons in its capacity as financial advisor to EnSource with respect to the potential sale of EnSource. Enerflex entered into a confidentiality agreement in favour of EnSource dated September 18, 2001, in order to receive a copy of the descriptive memorandum, and proceeded with a detailed review of EnSource's business. A non-binding offer was submitted on November 16, 2001. Enerflex was subsequently invited to participate in further due diligence, attended a presentation from EnSource management and was provided access to a data room. In February 2002, Enerflex was selected by EnSource as the preferred bidder. Negotiations between Enerflex and EnSource ensued over the following weeks. On March 5, 2002, EnSource entered into a confidentiality agreement in favour of Enerflex and proceeded with a detailed review of Enerflex's business. The process culminated with Enerflex and EnSource entering into the Pre-Acquisition Agreement on May 28, 2002. Also on May 28, 2002, certain EnSource Shareholders, including certain of the directors, officers and employees of EnSource, holding approximately 70% of the EnSource Shares entered into Lock-Up Agreements with Enerflex under which such persons agreed to deposit their EnSource Shares and all EnSource Shares issuable upon the exercise of warrants and options to acquire EnSource Shares pursuant to the Offer. See "Pre-Acquisition Agreement – Treatment of Stock Options" and "Lock-Up Agreements" in this Circular.

Reasons for the Offer

Enerflex's strategic plan focuses on growth through operational excellence, geographic expansion and diversification into complementary lines of business and includes the pursuit of these objectives through acquisitions. In this regard, Enerflex believes that the acquisition of EnSource will provide certain synergies and opportunities for growth. Enerflex believes the acquisition of EnSource is complementary to its existing operations with the result that Enerflex will achieve the objective of becoming a diversified oil and gas services company able to offer products to customers located throughout the world. The acquisition represents an opportunity for Enerflex to expand its product base to include: a full complement of compressors and generators; electrical, instrumentation and controls technology; and the manufacture and sale of oil and natural gas production and processing systems. Moreover, the acquisition will expand Enerflex's geographic scope of operations to include the United Arab Emirates and increase its presence in the United States, Australia and Canada, thus enabling Enerflex to compete more effectively on an international basis. Upon completion of the acquisition, Enerflex will offer a full complement of power generation and compression products and services and related products to customers throughout the world.

Enerflex is a global provider of natural gas compression and power generation equipment and services. Enerflex is headquartered in Calgary, Alberta, Canada, and has operations in Canada, the United States, the United Kingdom, Germany, the Netherlands, Australia and Indonesia.

Enerflex's three business units allow Enerflex to meet a broad range of customers' needs:

> ***Service*** Enerflex is an international supplier of parts, service and re-engineering and re-manufacturing of existing gas compression and power generation packages. Parts and service operations are carried out through a responsive network reaching across Canada, as well as the North Sea, Germany, the Netherlands, Australia and Indonesia. Equipment refurbishment, which optimizes the performance of existing compressor packages, takes place at Enerflex's Calgary re-manufacturing facility.
>
> ***Compression and Power*** Enerflex designs, manufactures and installs a wide variety of new gas compression packages, primarily in the 400 to 3,000 horsepower range, for customers around the world. Engineered and assembled by Enerflex at its Calgary, Alberta and Odessa, Texas manufacturing facilities, these packages are standard-built or custom-designed with components supplied by leaders and innovators within the global industry. Enerflex also provides gas-fuelled power generation systems as stand-alone equipment packages or on a turnkey, installed basis.
>
> ***Leasing*** Enerflex offers customers many flexible and innovative financing packages through which natural gas producers and electricity generators can access a broad range of gas compression and power generation equipment. Leasing options include short-term rentals, long-term capital and operating leases and full-service contract operations.

EnSource is an international provider of electrical and instrumentation services, sub-400 horsepower gas compression equipment, fabrication and installation of oil and natural gas processing facilities, oil and natural gas production equipment and distributed power generation packages. EnSource is headquartered in Calgary, Alberta, Canada and has operations in Canada, the United States, Australia and the United Arab Emirates.

EnSource's five business units allow it to meet a broad range of customers needs:

> ***Syndicated Technologies*** – Syndicated Technologies Ltd. ("Syntech") is the largest supplier of electrical and instrumentation services in western Canada, with over 700 employees working out of 33 locations. Syntech is also penetrating the international market through its Middle East operation in Dubai.
>
> ***Jiro Compression*** – Jiro Compression Ltd. ("Jiro") is the Canadian market leader in the design and fabrication of sub-400 horsepower natural gas compressors, with specialized expertise in screw compression technology. Jiro has Canada's largest rental fleet of sub-400 horsepower screw compressors.

Presson Manufacturing – Presson Manufacturing Ltd. ("Presson") designs, fabricates and installs oil and natural gas production and processing facilities, for use in temperate as well as harsh and remote environments, domestically and internationally.

Canadian Select Rentals – Canadian Select Energy Services Ltd. ("Canadian Select") offers one of Canada's most modern fleets of oil and natural gas production equipment, which is sold, rented or leased to a broad range of customers in western Canada.

Gridlink Power Systems – Gridlink Power Systems Ltd. ("Gridlink") manufactures and services a full range of distributed power generation packages, including turbines, micro turbines and reciprocating engine driven generators, which are built and refurbished for the under 10-megawatt power market and are capable of being fueled by flare gas.

Enerflex believes that EnSource's capabilities and strong reputation for providing high quality products and services make it an excellent fit with Enerflex's businesses. The acquisition provides the following benefits to customers and shareholders:

- The acquisition will blend the expertise and skills of over 1,800 experienced Enerflex and EnSource employees, broadening Enerflex's product offering to provide customers throughout the world with an ability to "one-stop shop" with all elements of the production life-cycle under the Enerflex umbrella.

- Enerflex's global network of sales and service locations will provide increased opportunities for the sale of EnSource's products and services into international markets. In addition, Enerflex's sales and service locations in Canada, the United States, the United Kingdom, Germany, Australia and Indonesia will be augmented by EnSource's operations in Canada, the United States, Australia and the United Arab Emirates.

- Enerflex currently provides mechanical maintenance and overhaul services for natural gas compression and power generation equipment to Canadian and international customers through its extensive branch network. Syntech's market leading position as a provider of electrical, instrumentation and controls installation and maintenance services will allow Enerflex to provide customers a comprehensive package of field maintenance and contracting capability.

- Today's modern turbines, reciprocating engines and compressors are becoming increasingly sophisticated and require a higher degree of controls capability, including the ability to monitor and operate equipment remotely. Syntech's unique capabilities in this area, combined with its proprietary controls technology, will enable Enerflex to be a market leader in applying new technology to meet customers' requirements for the remote operation and diagnostics of gas compression and power generation installations around the world.

- Enerflex offers a wide range of reciprocating gas compression packages focusing on the 400 to 3,000 horsepower range. Jiro is the market leader in the sub-400 horsepower compression market with specialized expertise in the screw compressor market. This transaction will provide Enerflex a complete range of product offerings throughout a broader horsepower range and including both reciprocating and screw compressor packages. This is particularly significant given the growing coal bed methane market and accelerating reservoir decline rates in existing fields throughout the world, which require lower horsepower screw compressors.

- Enerflex is a Canadian market leader in the rental of high horsepower compressors while Jiro has the largest rental fleet of low horsepower screw compressors. The combined rental fleet will establish Enerflex as the overall market leader in the rental of gas compression equipment to the Canadian market. The ability to rent a complete range of compression equipment and the increased size of the fleet will accelerate Enerflex's penetration of the rental markets in the United States and internationally.

- Enerflex is the market-leading expert in designing, fabricating and installing gas compression equipment for highly specialized, customer-specific and unique applications. Presson has a similar capability and expertise for oil and gas production and processing equipment. Syntech is the Canadian market leader in the application and installation of electrical, instrumentation and controls technology. The synergies of these businesses will give Enerflex the unique capability to carry out "turnkey projects" in land-based and offshore projects around the world. Enerflex's Compression and Power business unit, Presson and Syntech all have successfully executed FPSO projects in international locations.

- Enerflex's Compression and Power business unit has specialized expertise in the design, supply and installation of natural gas fuelled engine driven power generation systems in the sub 10-megawatt size range. Gridlink designs and manufactures a full range of distributed power generation packages specializing in turbine driven generators and microturbines. The combined capabilities of these two groups will give Enerflex the ability to provide customers with a complete range of equipment options for the under 10-megawatt power generation market.

- The broader range of product offerings and the overall increase in the manufacturing base following this transaction will provide an opportunity to optimize workload and rationalize capacity amongst the various manufacturing facilities. There are also excellent opportunities to streamline the business and reduce costs by co-locating Enerflex and EnSource branch and international operations.

- The combination will allow for greater operational efficiency and reduced costs for corporate and head office functions.

Trends in oil and gas industry consolidation have reinforced Enerflex's strategy of expanding into complementary markets and positioning itself to meet the worldwide needs of the larger producers with a global presence. Enerflex believes that it is critical to its future success to be an organization with strong and diverse capabilities and the efficient infrastructure to deliver them globally.

The exchange of EnSource Shares for Enerflex Shares under the terms of the Offer will provide EnSource Shareholders an opportunity to participate in the business of Enerflex through their ownership of Enerflex Shares. The total value of the Offer, based on the closing price of Enerflex Shares on the TSX on May 28, 2002, the last trading day prior to the public announcement of its intention to make the Offer, is approximately $180 million, including long-term debt assumed by Enerflex. The Offer represents a premium of 6.5% over the $4.70 closing price of EnSource Shares on the TSX on May 28, 2002, the last trading day prior to the public announcement by Enerflex of its intention to make the Offer and an 8.2% premium over the 20-day weighted average trading price of EnSource Shares for the period ending May 28, 2002.

RECOMMENDATION OF THE BOARD OF DIRECTORS OF ENSOURCE

Enerflex has been advised by EnSource, and EnSource has confirmed in the Pre-Acquisition Agreement, that its board of directors has unanimously determined that the Offer is fair, from a financial point of view, to EnSource Shareholders and is in the best interests of EnSource and the EnSource Shareholders and unanimously recommends that EnSource Shareholders accept the Offer. EnSource's financial advisor, Simons & Company International, has concluded that the Offer is fair, from a financial point of view, to EnSource Shareholders. For further information, refer to the accompanying Directors' Circular of the board of directors of EnSource.

PRE-ACQUISITION AGREEMENT

The following is a summary only of the material provisions of the Pre-Acquisition Agreement and is qualified in its entirety by the provisions of the Pre-Acquisition Agreement.

The Offer

On May 28, 2002, Enerflex and EnSource entered into the Pre-Acquisition Agreement pursuant to which Enerflex agreed to make the Offer to purchase all of the EnSource Shares for 0.26 of an Enerflex Share for each EnSource Share (provided that fractional Enerflex Shares will not be issued and will be rounded up or down to the nearest whole number of Enerflex Shares - see section 6 of the Offer, "Payment for Deposited Ensource Shares."). The Pre-Acquisition Agreement provides that the Offer is subject to certain conditions including, among other things, that a minimum of 66 $^{2}/_{3}$% of the EnSource Shares (calculated on a diluted basis) be deposited and not withdrawn under the Offer (the "Minimum Condition"). See section 4 of the Offer, "Conditions of the Offer".

The Pre-Acquisition Agreement provides, among other things, that Enerflex may, in its sole discretion, waive or amend any term or condition of the Offer for its benefit, provided that Enerflex shall not, without the consent of EnSource, waive or reduce the Minimum Condition, impose additional conditions on the Offer, decrease the consideration to be paid for the EnSource Shares or make any other change in the Offer which is adverse to EnSource Shareholders.

Treatment of Stock Options

Pursuant to the Pre-Acquisition Agreement and subject to the receipt of any necessary regulatory approvals, persons holding EnSource Options who may do so under Applicable Laws and in accordance with EnSource's stock option plan shall be entitled to exercise all of their EnSource Options and tender all EnSource Shares issued in connection therewith under the Offer. The board of directors of EnSource shall not, prior to completion of the Offer, grant additional EnSource Options. Enerflex has agreed that all EnSource Options which have been tendered to EnSource for exercise, conditional on Enerflex taking up EnSource Shares under the Offer (the "Conditional Option Exercise"), shall be deemed to have been exercised concurrently with the take-up of EnSource Shares by Enerflex. Furthermore, Enerflex shall accept as validly tendered under the Offer as of the take up and payment date under the Offer all EnSource Shares which are to be issued pursuant to the Conditional Option Exercise, provided that the holders of such EnSource Options indicate that such shares are tendered pursuant to the Offer and provided that such holders agree to surrender their remaining unexercised EnSource Options with exercise prices of less than $5.60 per EnSource Share, if any, to EnSource for cancellation for no consideration effective immediately after the take up and payment date under the Offer.

EnSource has represented that, under the EnSource stock option plan, the EnSource board of directors may cause all option entitlements with respect to EnSource Options having exercise prices of less than $5.60 per share to accelerate and vest as a result of Enerflex making the Offer. EnSource agrees to cause the acceleration of all such unvested EnSource Options and to use commercially reasonable efforts to encourage and facilitate all persons holding such EnSource Options (other than persons participating in the Conditional Option Exercise described above) to enter into agreements to exercise all such EnSource Options and deposit (and not withdraw) all of the EnSource Shares issued in connection therewith under the Offer.

Subject to the receipt of any necessary regulatory approvals and conditional on Enerflex taking up EnSource Shares under the Offer, EnSource agrees to use its commercially reasonable efforts to ensure that each holder of EnSource Options with exercise prices of $5.60 per share or greater ("Out-of-the-Money EnSource Options") enters into an agreement pursuant to which such holder agrees that such Out-of-the-Money EnSource Options shall be exchanged for an option (collectively, the "Enerflex Options") under Enerflex's stock option plan to purchase that number of Enerflex Shares determined by multiplying the number of EnSource Shares subject to such Out-of-the-Money EnSource Options by 0.26 at an exercise price per share of Enerflex Shares equal to the exercise price per share of such Out-of-the-Money EnSource Options divided by 0.26. If the foregoing calculation results in an exchanged Out-of-the-Money EnSource Option being exercisable for a fraction of an Enerflex Share, then the number of Enerflex Shares subject to such calculation shall be rounded down to the nearest whole number of shares, and the total exercise price for the Enerflex Option will be reduced by the exercise price of the fractional share. The term and exercisability of the Enerflex Options shall be the same as the exchanged EnSource Options and all other terms and conditions of the Out-of-the-Money EnSource Options exchanged in accordance with the terms of the Pre-Acquisition Agreement shall operate in accordance with the Enerflex stock option plan.

Enerflex Board of Directors

If Enerflex takes up and pays for EnSource Shares pursuant to the Offer, promptly thereafter Enerflex shall cause two nominees of EnSource acceptable to Enerflex to be appointed to the board of directors of Enerflex.

Enerflex Share Issuances

Enerflex will not announce or initiate any issuance of equity securities from treasury other than pursuant to the exercise of Enerflex Options:

(a) until the appointment of the EnSource nominees to the Enerflex board of directors, as contemplated by the Pre-Acquisition Agreement, without the approval of EnSource; and

(b) during the period commencing from the appointment of the EnSource nominees to the Enerflex board of directors, as described above, until 90 days following the initial take-up and payment of EnSource Shares pursuant to the Offer, without the unanimous approval of Enerflex's board of directors;

Approval by the Board of Directors of EnSource

Pursuant to the Pre-Acquisition Agreement, EnSource consented to the Offer and confirmed that the board of directors of EnSource has unanimously approved the Offer and the Pre-Acquisition Agreement, determined that the Offer is fair, from a financial point of view, to EnSource Shareholders, is in the best interests of EnSource and EnSource Shareholders and recommends acceptance of the Offer by EnSource Shareholders. Notwithstanding the foregoing, the board of directors of EnSource may withdraw, modify or change any recommendation regarding the Offer if, in the opinion of the board of directors of EnSource, acting reasonably and after receiving advice from counsel, an Enerflex Material Adverse Change has occurred or such withdrawal, modification or change is otherwise necessary for the EnSource board of directors to act in a manner consistent with its fiduciary duties under Applicable Laws. EnSource may also accept, recommend, approve or implement a Superior Proposal (as defined under "No Solicitation" below) from a third party in the circumstances described under "No Solicitation" below.

No Solicitation

Pursuant to the Pre-Acquisition Agreement, EnSource has agreed to cease any existing discussions or negotiations with any parties conducted prior to the execution of the Pre-Acquisition Agreement by EnSource with respect to an EnSource Acquisition Proposal (as defined under "EnSource Acquisition Proposal" below).

EnSource has also agreed that after the execution of the Pre-Acquisition Agreement it will not, and will not authorize or permit any of its Representatives (as defined in the Pre-Acquisition Agreement) to: (i) solicit, initiate or encourage (including, without limitation, by way of furnishing information) any inquiry or the making of any proposal to EnSource or its shareholders from any person which constitutes, or may reasonably be expected to lead to (in either case, whether in one transaction or a series of transactions) an EnSource Acquisition Proposal, or (ii) enter into or participate in any discussions or negotiations regarding an EnSource Acquisition Proposal or, except in the ordinary course of business, furnish to any other person any information with respect to the business properties, operations, prospects or conditions (financial or otherwise) of EnSource or its subsidiaries, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing, or (iii) waive, or otherwise forbear (except in respect of non-material matters) in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits of EnSource or its subsidiaries under confidential information agreements including, without limitation, any "standstill provisions" thereunder, provided that EnSource may engage in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, by EnSource, its subsidiaries or any of the Representatives) seeks to initiate such discussions or negotiations and may furnish such third party information concerning EnSource and its business, properties and assets which has previously been provided to Enerflex if, and only to the extent that:

(a) the third party has first made a *bona fide* written EnSource Acquisition Proposal that is financially superior for the shareholders of EnSource to the Offer and the third party has demonstrated that such proposal constitutes a commercially feasible transaction which could be carried out within a time frame that is reasonable in the circumstances and that the funds or other consideration necessary are reasonably likely to be available, as determined in good faith by the board of directors of EnSource after receiving the advice of its financial advisor, (a "Superior Proposal") and the board of directors of EnSource has concluded in good faith, after considering applicable laws and receiving the written advice of outside counsel, that such action is required by the board of directors of EnSource to act in a manner consistent with its fiduciary duties under applicable law;

(b) prior to furnishing such information to or entering into discussions or negotiations with the third party, EnSource shall notify Enerflex orally and in writing specifying that it is furnishing information to or entering into discussions or negotiations with such person or entity in respect of a Superior Proposal, receive from the third party an executed confidentiality agreement having confidentiality and standstill terms substantially similar to those contained in the confidentiality agreement executed by Enerflex, and immediately provide Enerflex with a complete copy of the Superior Proposal and any amendments to the proposal and confirm in writing the determination of the board of directors of EnSource that the EnSource Acquisition Proposal if completed would constitute a Superior Proposal;

(c) EnSource shall provide immediate notice to Enerflex at such time as it or such third party terminates any such discussions or negotiations; and

(d) EnSource immediately provides to Enerflex any information provided to any third party whether or not previously made available to Enerflex.

In addition, EnSource may comply with securities laws relating to the provision of directors' circulars, and make appropriate disclosure with respect thereto to EnSource Shareholders.

EnSource may accept, recommend, approve or implement a Superior Proposal from a third party and terminate the Pre-Acquisition Agreement, but only if prior to such acceptance, recommendation, approval or implementation of such Superior Proposal, the board of directors of EnSource has concluded in good faith, after considering provisions of applicable law and after giving effect to all proposals to adjust the terms and conditions of the Pre-Acquisition Agreement and the Offer which may be offered by Enerflex during the two Business Day notice period described under "Right to Amend and Make a Superior Offer" below and after receiving the advice of outside counsel, that such action is required by the board of directors of EnSource to act in a manner consistent with its fiduciary duties under applicable law and EnSource terminates the Pre-Acquisition Agreement.

Right to Amend and Make a Superior Offer

EnSource must give Enerflex orally and in writing at least two Business Days advance notice of any decision by the board of directors of EnSource to accept, recommend, approve or implement a Superior Proposal, which notice shall provide a true and complete copy of the Superior Proposal and any amendments to such proposal. In addition EnSource shall, and shall cause its financial and legal advisors to, negotiate in good faith with Enerflex to make such adjustments in the terms and conditions of the Pre-Acquisition Agreement and the Offer as would enable EnSource to proceed with the Offer as amended rather than the Superior Proposal. In the event Enerflex proposes to amend the Pre-Acquisition Agreement and the Offer to provide superior value to that provided under the Superior Proposal within the two Business Day period specified above, then EnSource shall not enter into any agreement regarding the Superior Proposal.

EnSource Acquisition Proposal

As defined in the Pre-Acquisition Agreement, "EnSource Acquisition Proposal" means: (i) an acquisition from EnSource or its shareholders of any securities of EnSource or its subsidiaries (other than on exercise of EnSource Options or EnSource warrants); (ii) any acquisition of a substantial amount of assets of any of EnSource or its subsidiaries; (iii) an amalgamation, arrangement, merger, or consolidation of any of EnSource or its subsidiaries; or (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving any of EnSource or its subsidiaries or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Pre-Acquisition Agreement or the Offer or which would or could reasonably be expected to materially reduce the benefits to Enerflex under the Pre-Acquisition Agreement or the Offer.

Liquidated Damages

Provided there is no material breach or non-performance by Enerflex of a material provision of the Pre-Acquisition Agreement, EnSource has agreed to pay to Enerflex $8.7 million in respect of liquidated damages in the event that EnSource materially breaches any of its material covenants, agreements, representations and warranties in the Pre-Acquisition Agreement which makes it impossible or unlikely that one or more of the conditions described in section 4, "Conditions of the Offer" in the Offer will be satisfied.

The fee in respect of liquidated damages is payable within three Business Days of the date of the earliest of such event(s) giving rise to the payment obligation and is without prejudice to the right of Enerflex to seek injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in the Pre-Acquisition Agreement or to otherwise obtain specific performance of any act, covenants or agreements upon breach of any provision of the Pre-Acquisition Agreement.

Termination

The Pre-Acquisition Agreement may, subject to its specific terms, be terminated:

(a) by mutual written consent of Enerflex and EnSource;

(b) by either Enerflex or EnSource if Enerflex shall not have taken up and paid for the EnSource Shares under the Offer on or before the required time period following the expiry time (as it may be extended) of the Offer, unless the absence of such occurrence shall be due to the failure of the party seeking to terminate the Pre-Acquisition Agreement to perform the obligations under the Pre-Acquisition Agreement required to be performed by it;

(c) by either Enerflex or EnSource if a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Pre-Acquisition Agreement and such order, decree, ruling or other action shall have become final and non-appealable, provided that the party seeking to terminate the Pre-Acquisition Agreement pursuant to this provision shall have used all reasonable best efforts to remove such order, decree, ruling or injunction and shall not have caused such order, decree or ruling by the wilful or intentional violation of any agreement or undertaking;

(d) by EnSource if Enerflex shall not have taken up and paid for the EnSource Shares pursuant to the Offer on or before August 30, 2002;

(e) by either Enerflex or EnSource if the other party is in material breach of any material covenant, agreement or representation or warranty contained in the Pre-Acquisition Agreement provided that, in the case only where such breach is capable of being cured, such breach shall not have been cured within three Business Days of notice to the breaching party by the other party hereto of such breach;

(f) by EnSource in the event that it accepts, recommends, approves or implements a Superior Proposal;

(g) by Enerflex if there shall occur an EnSource Material Adverse Change; or

(h) by EnSource in the event that the board of directors of EnSource withdraws any recommendation regarding the Offer as a result of an Enerflex Material Adverse Change.

Reconstitution of the Board of Directors of EnSource

Immediately after Enerflex takes-up and pays for more than 66 $^{2}/_{3}$% of the outstanding EnSource Shares pursuant to the Offer, the board of directors of EnSource will be reconstituted through resignations of all existing EnSource directors and the appointment of Enerflex nominees in their place.

Other Terms

Pursuant to the Pre-Acquisition Agreement, Enerflex has covenanted to honor all employment agreements, severance agreements and retention bonus arrangements granted by EnSource prior to May 28, 2002 and to make all termination and other payments in amounts previously agreed to by EnSource. For further information, refer to the accompanying Directors' Circular of the board of directors of EnSource.

The Pre-Acquisition Agreement also contains certain customary representations and warranties of each of Enerflex and EnSource. EnSource has also agreed that, during the period commencing on the date of the Pre-Acquisition Agreement and ending on the earlier of the date on which Enerflex takes up and pays for EnSource Shares under the Offer or the date the Pre-Acquisition Agreement is terminated in accordance with its terms, the business of EnSource will be conducted in the usual and ordinary course of business consistent with past practice, and that EnSource will not, other than pursuant to commitments entered into prior to the date of the Pre-Acquisition Agreement, dispose of or purchase any significant assets or incur any significant liabilities or capital expenditures.

LOCK-UP AGREEMENTS

Enerflex has entered into Lock-Up Agreements with certain major shareholders (including ONCAP LP, ONCAP (Cayman) LP, RedTree Capital Corp., ARC Equity Management Ltd. and ARC Equity Management (Fund 2) Ltd.), directors, officers and employees of EnSource (collectively referred to as the "Lock-Up EnSource Shareholders") pursuant to which such persons have agreed to unconditionally and irrevocably tender all of their EnSource Shares (together with any EnSource Shares acquired pursuant to the exercise of warrants, options to purchase EnSource Shares or otherwise) to the Offer, and not to withdraw such shares from the Offer except in certain circumstances. The Lock-Up Agreements will terminate on the earlier of: (i) August 30, 2002; or (ii) the date the Offer expires or is terminated in accordance with its terms. As of June 11, 2002, Lock-Up EnSource Shareholders held, in the aggregate, 19,570,125 EnSource Shares (21,251,438 EnSource Shares on a diluted basis) representing 71.01% of the outstanding EnSource Shares (72.12% on a diluted basis). EnSource Shares subject to a Lock-Up Agreement may not be withdrawn from the Offer for tender to any Superior Proposal and may only be withdrawn from the Offer in the event that: (i) Enerflex does not take-up and pay for Lock-Up Shares by August 30, 2002; (ii) the Offer expires or is terminated without Enerflex taking-up and paying for Lock-Up Shares within time periods permitted by applicable laws; (iii) EnSource terminates the Pre-Acquisition Agreement due to the occurrence of an Enerflex Material Adverse Change; or (iv) the Offer is terminated in accordance with its terms.

PURPOSE OF THE OFFER AND PLANS FOR ENSOURCE

Purpose of the Offer

The purpose of the Offer is to enable Enerflex to acquire control of or to own, directly or indirectly, all of the outstanding EnSource Shares. The acquisition will be realized through the exchange of EnSource Shares for Enerflex Shares.

If Enerflex takes up and pays for EnSource Shares validly deposited pursuant to the Offer, Enerflex intends to acquire the remaining EnSource Shares through the Compulsory Acquisition provisions of the ABCA or, if Enerflex's right of Compulsory Acquisition is not available thereunder, then pursuant to a Subsequent Acquisition Transaction. See section 12 of the Offer, "Acquisition of EnSource Shares Not Deposited", "Acquisition of EnSource Shares Not Deposited" in this Circular and the full text of Part 16 of the ABCA which is set forth in Appendix B to this Circular.

Plans for EnSource

If the Offer is successful, the Enerflex board will be increased from eight (8) directors to ten (10) to accommodate two EnSource nominees to be approved by the current Enerflex board. See "Pre-Acquisition Agreement — Reconstitution of the Board of Directors of EnSource" in this Circular. Gary R. Holden, Chairman, President and Chief Executive Officer of EnSource will leave EnSource prior to, or coincident with the completion of the Offer. Enerflex plans to appoint a new senior management team to be led by Malcolm R. Cox, President and Chief Executive Officer of Enerflex, and including current executive officers of both Enerflex and EnSource.

Enerflex intends to integrate the businesses carried on by Enerflex and EnSource. There are no current plans to make material changes to the corporate structure of Enerflex or EnSource. However, it is expected that the transaction will provide opportunities for greater operational efficiency and reduced costs for corporate and head office functions. In addition, the broader range of product offerings and the increase in the manufacturing base resulting from this transaction will provide an opportunity to rationalize capacity amongst the manufacturing facilities. In the service businesses of the combined company, there will be opportunities to streamline the businesses and reduce costs by co-locating Enerflex and EnSource branch operations.

If permitted by applicable law, subsequent to the completion of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction, Enerflex intends to delist the EnSource Shares from the TSX and to cause EnSource to cease to be a reporting issuer under the securities laws of each of the provinces of Canada in which it currently holds such status. See "Effect of the Offer on Market and Listings" in this Circular. The effect of these actions will be that EnSource will no longer be required to publicly file or provide to security holders financial information or timely disclosure in Canada with respect to its affairs.

PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

Appendix A hereto sets out unaudited *pro forma* consolidated financial information for Enerflex and EnSource as at and for the year ended December 31, 2001, and as at and for the three months ended March 31, 2002, after giving effect to the acquisition by Enerflex of all of the EnSource Shares pursuant to the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction and certain other adjustments.

ENERFLEX

Incorporation

Enerflex Systems Ltd. was incorporated under the *Companies Act* (Alberta) on April 21, 1980 and was continued under the *Business Corporations Act* (Alberta) on February 13, 1985. On April 17, 1986 Enerflex was continued under the *Canada Business Corporations Act.* The head office and principal place of business is located at 4700 - 47th Street S.E., Calgary, Alberta, T2B 3R1.

Business of Enerflex

Enerflex Systems Ltd. is a global provider of natural gas compression and power generation equipment and services.

Enerflex was founded in 1980 by P. John Aldred, Enerflex's Executive Chairman. Since 1980, Enerflex has benefited from the growing demand for natural gas both in North America and around the world and is now a significant player in natural gas compression and power generation packaging and servicing. Enerflex has experienced management, technical and support staff in the operations, engineering, marketing, financial management and administration areas. As at June 11, 2002, Enerflex had 420 employees in its Calgary office and 289 employees at other locations around the world.

In the fall of 2000, Enerflex reorganized and simplified its corporate structure, consolidating seven divisions into three streamlined business units: Service, Compression & Power and Leasing. Enerflex's three business units allow it to meet customers' needs in the following ways:

Service

Enerflex is an international supplier of parts, service and re-engineering and re-manufacturing of existing compressor and power generation packages. The parts and service operations are carried out through a responsive network reaching across Canada, as well as the North Sea, Germany, the Netherlands, Australia and Indonesia. Equipment refurbishment, which optimizes the performance of existing compressor packages, takes place at customer locations and at Enerflex's Calgary re-manufacturing facility.

Compression and Power

Enerflex designs, manufactures and installs a wide variety of new natural gas compression packages for customers around the world. Engineered and assembled by Enerflex at its Calgary manufacturing facility, these packages are standard-built or custom-designed with components supplied by leaders and innovators within the global industry. Enerflex also provides gas-fuelled power generation systems as stand-alone equipment packages or on a turnkey, installed basis.

Leasing

Enerflex offers customers many flexible and innovative financing packages, through which natural gas producers and electricity generators can purchase the use of a broad range of gas compression and power generation equipment. Leasing options include short-term rentals, long-term capital and operating leases and full-service contract operations.

In 2001, Enerflex completed the acquisition of 100% of the shares of Landré Ruhaak bv, the exclusive Waukesha natural gas engine and parts distributor for the Netherlands, Germany, Portugal and Spain.

In 2001, Gas Drive Systems, Enerflex's Australian-based service organization, was granted the Waukesha distributorship for engine sales and parts for the Republic of Indonesia.

On March 20, 2002, Enerflex, through its wholly-owned subsidiary, Enerflex Systems, Inc. acquired the operating assets of VR Systems, Inc., a specialty natural gas equipment packager located in Odessa, Texas.

Documents Incorporated by Reference

The following documents of Enerflex have been filed with securities commissions or other similar authorities in all of the provinces of Canada and are specifically incorporated by reference into and form an integral part of this Circular:

1. the Annual Information Form dated April 10, 2002 for the year ended December 31, 2001, and the Management Discussion and Analysis incorporated by reference therein;

2. the Information Circular dated February 27, 2002 relating to the Annual Meeting of Enerflex shareholders held on April 10, 2002, excluding those portions thereof which appear under the headings "Executive Compensation – Report of the Corporate Governance and Compensation Committee", "Executive Compensation — Performance Graph" and "Corporate Governance";

3. the audited consolidated financial statements as at and for the years ended December 31, 2001 and 2000, together with the notes thereto, the report of the auditors thereon and the Management Discussion and Analysis, as contained in the Annual Report of Enerflex for the years ended December 31, 2001 and 2000;

4. the unaudited interim consolidated financial statements for the three month periods ended March 31, 2001 and 2002, as well as the Management Discussion and Analysis for such periods as contained in the first quarter report to shareholders of Enerflex for those respective periods;

5. the Material Change Report dated June 7, 2002 in respect of the Pre-Acquisition Agreement; and

6. pages 11-14 and Exhibit A of the Information Circular in respect of the April 30, 1998 meeting of Enerflex shareholders.

Any documents of Enerflex of the type referred to in the preceding paragraphs and any information circular or material change report filed by Enerflex with the various securities commissions or similar authorities in the provinces of Canada during the Offer Period shall be deemed to be incorporated by reference into and form an integral part of this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President and Chief Financial Officer of Enerflex, 4700 – 47th Street S.E., Calgary, Alberta T2B 3R1. Telephone (403) 236-6800 or at www.sedar.com.

Description of Share Capital

The authorized share capital of Enerflex consists of an unlimited number of Enerflex Shares and an unlimited number of first preferred shares. As at June 11, 2002 there were 14,812,200 Enerflex Shares issued and outstanding, and pursuant to Enerflex's Shareholder Rights Plan, as described below, which became effective on December 4, 1997, Enerflex issued one right in respect of each Enerflex Share then issued and outstanding and authorized the issue of rights in respect of any Enerflex Shares issued thereafter. There are no first preferred shares issued and outstanding.

Enerflex Shares

Holders of Enerflex Shares are entitled to one vote per share at all meetings of shareholders of Enerflex, except meetings at which only holders of a specified class or series of shares are entitled to vote. Subject to the prior rights and privileges attaching to any other class of shares of Enerflex, holders of Enerflex Shares have the right to receive any dividend as and when declared by the board of directors and, subject to the prior rights and privileges attaching to any other class of shares of Enerflex, the right to receive the remaining assets of Enerflex upon liquidation, dissolution or winding-up of Enerflex.

First Preferred Shares

The first preferred shares are issuable in series, have a preference with respect to the payment of dividends and the distribution of assets in the event of liquidation over the Enerflex Shares and any shares ranking junior to the first preferred shares and are non-voting, subject to compliance with the provisions of the CBCA. Subject to the provisions of the CBCA, the provisions applicable to the class of preferred shares generally and to the provisions of any outstanding series, the directors of Enerflex are authorized to fix, from time to time, before issue thereof, the designation, rights, privileges, restrictions and conditions attaching to each series of such class of shares.

Enerflex Shareholder Rights Plan

For a description and summary of the general operation of Enerflex's Shareholders' Rights Plan, implemented pursuant to the Rights Plan Agreement (the "Rights Agreement") dated as at December 4, 1997 between Enerflex and Computershare Trust Company of Canada (then Montreal Trust Company of Canada), reference is made to the disclosure on pages 11 to 14 of the Information Circular (the "April 30, 1998 Circular") in respect of the April 30, 1998 meeting of Enerflex Shareholders and the copy of the Rights Agreement appended to the April 30, 1998 Circular as Exhibit A.

Risk Factors

An investment in the Enerflex Shares should be considered speculative due to the nature of the business of Enerflex. Potential investors should carefully consider the factors set forth below.

Industry Conditions

Enerflex's operations are dependent upon the levels of activity in natural gas development, production, processing and transportation. Such activity levels are affected both by short-term and long-term trends in natural gas prices. In recent years, natural gas prices and, therefore, the level of drilling and exploration activity have been volatile. Any prolonged substantial reduction in natural gas prices would likely affect gas production levels and therefore affect the demand for new compression equipment. This decline in demand would be partially offset by the greater reliance on older, developed reserves which require additional compression to deliver the remaining natural gas to market, and should not significantly affect Enerflex's service business. A significant prolonged decline in natural gas prices could have a material adverse effect on Enerflex's results of operations and financial condition.

Credit Risk

A substantial portion of Enerflex's accounts receivable are with customers whose revenues may be impacted by fluctuations in commodity prices. Although collection of these receivables could be influenced by economic factors affecting this industry, management considers the risk of a significant loss to be remote.

Currency Fluctuations and Interest Rates

Enerflex sources critical components and parts from U.S. suppliers and is therefore subject to foreign exchange rate fluctuations in the procurement of these materials other than short-term future foreign exchange contracts. From time to time and when prudent, Enerflex may enter into hedging transactions intended to offset the risk of currency fluctuation.

Competition

The natural gas compression industry and the oil and gas production equipment business are highly competitive. Enerflex competes on the global stage with several large national and multinational companies, some of which have greater financial and other resources than Enerflex. These companies offer a wide range of compressors for purchase or lease. There can be no assurance that such competitors will not substantially increase the resources devoted to the development and marketing of products and services competitive with those of Enerflex or that new competitors will not enter the industry.

Employees

The success of Enerflex is dependent upon key personnel of Enerflex. Loss of the services of such persons could have a material adverse affect on the business and operations of Enerflex. The ability of Enerflex to expand its services is dependent upon its ability to attract additional qualified employees.

Governmental Regulation

Enerflex's customer base consists mainly of oil and natural gas producers. These customers are subject to extensive controls and regulations imposed on the oil and natural gas industry by various levels of government.

Environmental Liability Risks

Enerflex routinely deals with natural gas, oil and other petroleum products. Enerflex continuously monitors its practices concerning its handling of environmentally hazardous materials. Enerflex also performs environmental studies on all its properties prior to purchasing to ensure the property is not contaminated. There are no assurances Enerflex's procedures related to environmental contaminants will prevent environmental damage occurring from spills of materials handled by Enerflex or that such damage has not already occurred. As a result of its fabrication and refurbishing operations, Enerflex also generates or manages hazardous wastes, such as solvent, thinner, waster paint, waste oil, washdown wastes, and sandblast material. Although Enerflex attempts to identify and address contamination before acquiring properties and attempts to utilize generally accepted operating and disposal practices, hydrocarbons or other wastes may have been disposed of or released on or under properties owned, leased, or operated by Enerflex or on or under other locations where such wastes have been taken for disposal. These properties and the wastes disposed thereon may be subject to environmental laws that could require Enerflex to remove the wastes or remediate sites where they have been released.

Potential Liability and Insurance

Natural gas operations are subject to inherent risks, such as equipment defect, malfunction and failures and natural disasters with resultant uncontrollable flows of gas or well fluids, fires and explosions. These risks could expose Enerflex to substantial liability for personal injury, wrongful death, property damage, pollution and other environmental damages.

Although Enerflex has obtained insurance against certain of these risks, no assurance can be given that such insurance will be adequate to cover Enerflex's liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If Enerflex were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if Enerflex were to incur such liability at a time when it is not able to obtain liability insurance, its business, results of operations and financial condition could be materially adversely affected.

Price Range and Trading Volumes of Enerflex Shares

The Enerflex Shares are listed and posted for trading on the TSX under the symbol "EFX". The following table sets forth the reported high and low trading prices and volumes of such shares on the TSX for the periods indicated:

	Price Range		Trading Volume
	High	Low	(000's of shares)
2001			
May	$ 32.00	$ 28.25	620
June	31.75	27.75	229
July	28.70	25.25	410
August	27.50	25.00	468
September	26.50	19.50	107
October	21.95	18.60	1,276
November	21.90	18.75	585
December	20.00	18.85	292
2002			
January	21.00	18.75	1,402
February	22.45	19.50	739
March	26.50	21.10	288
April	23.30	19.80	464
May	20.45	18.12	558
June (to June 11)	18.80	18.01	124

On May 28, 2002, the last trading day prior to the public announcement by Enerflex of its intention to make the Offer, the closing price of the Enerflex Shares on the TSX was $19.25. On June 11, 2002, the day before the mailing of the Offer, the closing price of the Enerflex Shares on the TSX was $18.30. The TSX has conditionally approved the listing of the Enerflex Shares issuable pursuant to the Offer, subject to Enerflex fulfilling all of the requirements of such exchange.

Consolidated Capitalization

The following table sets forth the consolidated capitalization of Enerflex as at December 31, 2001 and as at March 31, 2002 both before and after giving effect to the Offer:

	As at December 31, 2001	As at March 31, 2002	As at March 31, 2002 after giving effect to the Offer
Bank indebtedness	$23,886,000	$31,300,000	$65,998,000
Current portion of long-term debt and capital leases	0	10,000,000	17,079,000
Long-term debt and capital leases	30,000,000	20,000,000	44,398,000
Total Debt	$53,886,000	$61,300,000	$127,475,000
Share capital	$35,412,000	$35,354,000	$177,358,000
	(14,861,100 shares)	(14,836,800 shares)	(22,260,000 shares)

This table should be read in conjunction with the *pro forma* consolidated financial statements in Appendix "A" to this Circular.

Material Changes in the Affairs of Enerflex and Other Information

Except as disclosed herein Enerflex has no information which indicates any material change in the affairs of Enerflex since March 31, 2002, the date of the last financial statements of Enerflex, being the unaudited interim consolidated financial statements for the three months then ended.

Eligibility for Investment

In the opinion of Bennett Jones LLP, counsel to Enerflex, subject to compliance with the prudent investment standards and the general investment provisions of the following statutes (and, where applicable, the regulations thereunder) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies, procedures or goals and, in certain circumstances, the filing of such policies, procedures and goals, the Enerflex Shares offered hereunder are not, at the date hereof, precluded as investments under or by the following statutes:

Insurance Companies Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Trust and Loan Companies Act (Canada)
Financial Institutions Act (British Columbia)
Pension Benefits Standards Act (British Columbia)
Alberta Heritage Savings Trust Fund Act (Alberta)
Employment Pension Plans Act (Alberta)
Insurance Act (Alberta)
Loan and Trust Corporations Act (Alberta)
The Pension Benefits Act, 1992 (Saskatchewan)
The Insurance Act (Manitoba)
The Pension Benefits Act (Manitoba)
The Trustee Act (Manitoba)
Loan and Trust Corporations Act (Ontario)
Pension Benefits Act (Ontario)
Trustee Act (Ontario)
an Act respecting insurance (Québec) (in respect of insurers, as defined therein, incorporated under the laws of the Province of Québec, other than a guarantee fund corporation)
Supplemental Pension Plans Act (Québec)
an Act respecting trust companies and savings companies (Québec) (for a trust company investing its own funds and deposits it receives or a savings company, as defined therein, which invests its own funds)

In the opinion of such counsel, the Enerflex Shares offered hereby, if issued on the date hereof, would also be, at such date, qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered education savings plans, registered retirement income funds and deferred profit sharing plans (other than trusts governed by deferred profit sharing plans of which the named employer is Enerflex or a company which does not deal with Enerflex at arm's length within the meaning of the Tax Act) and not be foreign property, as that term is defined in the Tax Act.

Dividend Record and Policy

Enerflex has a policy of paying quarterly dividends on the issued and outstanding Enerflex Shares. This policy is reviewed from time to time based upon and subject to Enerflex's earnings, financial requirements and general economic circumstances. Enerflex has declared and paid a quarterly dividend of $0.10 per Enerflex Share since January, 1998. In 1997 Enerflex paid quarterly dividends of $0.075 per Enerflex Share.

Auditors, Transfer Agent and Registrar

The auditors of Enerflex are Deloitte & Touche LLP, at its principal offices in Calgary, Alberta.

The transfer agent and registrar of Enerflex is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario.

ENSOURCE

Corporate Information

EnSource (formerly Enhanced Energy Services Ltd.) was incorporated pursuant to the *Business Corporations Act* (Alberta) on March 19, 1996.

EnSource was formed through a series of strategic acquisitions of established businesses in the oil field services industry. EnSource has seventeen (17) wholly-owned subsidiaries and one subsidiary held as to 50%. As at June 7, 2002, EnSource had 99 employees in its Calgary offices and 1,044 employees at field locations.

The head and principal office of EnSource is located at 5735 – 7th Street N.E., Calgary, Alberta T2E 8V3.

Business of EnSource

EnSource is in the business of providing electrical, instrumentation and control technology design systems, engineered oil and natural gas processing facilities, compression equipment, small scale power generation facilities systems as well as production equipment, sales, rentals and servicing to the oil and gas industry. EnSource operations cover the entire Western Canadian Sedimentary Basin (the "WCSB"), including Montana, USA.

EnSource operates five business units:

Electrical, Instrumentation and Control Technology

Syndicated Technologies Ltd. provides electrical, instrumentation and control technology services from 33 branch locations in the WCSB, Montana, USA and Dubai, United Arab Emirates.

Oil and Natural Gas Processing

Presson Manufacturing Ltd. designs, engineers and fabricates oil and natural gas processing systems for both the domestic and international markets. Fabrication takes place at its manufacturing facilities in Nisku and Red Deer, Alberta.

Compression

Jiro Compression Ltd. designs, engineers and fabricates low horsepower compressors for the domestic and United States markets as well as providing operator training and ongoing maintenance and service support. Fabrication takes place at its manufacturing facility in Stettler, Alberta. It also provides a rental fleet of compressors, available for long and short-term rental.

Power Generation

Gridlink Power Systems Ltd. designs, packages and installs small scale power generation systems for the domestic and United States markets as well as providing operator training and ongoing maintenance and service support. Fabrication takes place at its manufacturing facility in Calgary, Alberta.

Equipment Sales and Rentals

Canadian Select Energy Services Ltd. fabricates, services, sells and rents production equipment to the Western Canadian oil and natural gas industry. The equipment, strategically located for prompt delivery at its Whitecourt, Nisku, Redcliff, Bonnyville, Stettler, Edson, Grande Prairie and Red Deer, Alberta facilities, includes oil tanks, blow back tanks, injection pumps, wellhead drives, gensets, line heaters, separators and pump jacks. Fabrication takes place at its manufacturing facility in Nisku, Alberta.

Description of Share Capital

The authorized capital of EnSource consists of an unlimited number of common shares and an unlimited number of preferred shares. As at June 11, 2002, 27,558,321 EnSource Shares were issued and outstanding. In addition, as at June 11, 2002, (i) options to acquire an aggregate of 1,372,762 EnSource Shares were outstanding pursuant to EnSource's stock option plan at exercise prices ranging from $2.00 to $7.00 per share, and (ii) 535,714 warrants were outstanding at an exercise price of $3.04 per EnSource Share. There are no EnSource preferred shares issued or outstanding.

EnSource Shares

EnSource Shareholders are entitled to one vote for each EnSource Share held at all meetings of the EnSource Shareholders, to receive any dividends that may be declared by the board of directors of EnSource thereon and to receive the remaining property of EnSource on dissolution, after the payment of all liabilities.

EnSource Preferred Shares

The preferred EnSource shares are issuable in series, have a preference with respect to the payment of dividends and the distribution of assets in the event of liquidation over the EnSource Shares and any shares ranking junior to the preferred shares. Subject to the provisions of the ABCA, the provisions applicable to the class of preferred shares generally and to the provisions of any outstanding series, the directors of EnSource are authorized to fix, from time to time, before issue thereof, the designation, rights, privileges, restrictions and conditions attaching to each series of such class of preferred shares, including the voting rights (if any).

Price Range and Trading Volumes of EnSource Shares

The EnSource Shares are listed and posted for trading on the TSX under the symbol "EEN". The following table sets forth the reported high and low trading prices and volumes of such shares on the TSX for the periods indicated:

	Price Range		
	High	**Low**	**Trading Volume** (000's of shares)
2001			
May	$6.80	$5.25	447
June	7.50	6.20	349
July	6.70	5.50	173
August	6.20	5.50	125
September	5.75	3.85	63
October	5.50	3.00	171
November	6.90	4.45	430
December	6.45	4.70	425
2002			
January	5.00	3.76	104
February	5.25	3.00	433
March	5.30	4.25	399
April	5.25	4.30	246
May	5.00	4.50	613
June (to June 11)	4.82	4.65	165

The closing price of the EnSource Shares on the TSX on May 28, 2002, the last trading day prior to the public announcement by Enerflex of its intention to make the Offer, was $4.70. Based on the closing price of $19.25 per Enerflex Share on May 28, 2002, the Offer equates to approximately $5.01 per EnSource Share. This represents a premium of 6.5% over the $4.70 closing price of the EnSource Shares on May 28, 2002. On June 11, 2002, the closing price of the EnSource Shares on the TSX was $4.66 per share.

Prior Purchases, Sales and Distributions of EnSource Shares

Based on publicly available information, Enerflex believes that no securities of EnSource have been purchased or sold by EnSource during the twelve (12) months preceding the date of the Offer, and the only distributions of EnSource Shares effected during the five years preceding the date of the Offer (other than distributions of EnSource Shares pursuant to the stock option plan) are as follows:

Date of Distribution	Number of EnSource Shares	Price per EnSource Share	Aggregate Proceeds (after fees)	Description
September 3, 1997	16,250	$0.80	$13,000	Exercise of Agent's Options
September 4, 1998	1,363,637	$2.20	$2,870,000	Private Placement
December, 1998	250,000	$2.00	$500,000	Private Placement
December, 1998	14,375	$2.00	$28,750	Exercise of EnSource Share Purchase Warrants
December 1, 1999	116,881	$2.60	$303,889	Private Placement
December 1, 1999	264,675	$2.60	$688,155	Private Placement of Special Warrants
May, 1999	65,750	$2.00	$131,500	Exercise of EnSource Share Purchase Warrants
June 20, 2000	1,071,429	$2.80	$2,850,000	Private Placement of Special Warrants
June 20, 2001	1,071,429	Nil	Nil	Conversion of Special Warrants
July 1, 2001	24,764	$7.00	$173,348	Private Placement(1)
July 1, 2001	45,657	$7.00	$319,599	Private Placement(2)
July 1, 2001	173,847	$7.00	$1,216,929	Private Placement(3)
May 28, 2002	(52,154)	$7.00	($365,078)	Cancellation of Shares Issued Under Private Placement

Notes

1 Private Placement in connection with the acquisition of Toley Controls & Instrumentation Ltd.

2 Private Placement in connection with the acquisition of Tempo Electric Ltd.

3 Cancellation of shares pursuant to a Performance Escrow Agreement entered into in connection with the acquisition of Columbia Power Systems Inc. and Columbia Gas Turbine Systems Inc.

The foregoing table gives effect to the 4:1 EnSource share consolidation effective as of March 12, 2001.

Dividend Record

Based on publicly available information, Enerflex believes that EnSource has not declared or paid any dividends on the EnSource Shares.

EFFECT OF THE OFFER ON MARKET AND LISTINGS

The purchase of EnSource Shares by Enerflex pursuant to the Offer will reduce the number of EnSource Shares that might otherwise trade publicly, as well as the number of EnSource Shareholders, and, depending on the number of holders depositing and the number of EnSource Shares purchased under the Offer, could adversely affect the liquidity and market value of the remaining EnSource Shares held by the public. After the purchase of the EnSource Shares under the Offer, EnSource may cease to be subject to the public reporting and proxy solicitation requirements of the ABCA and the securities laws of certain provinces of Canada.

The rules and regulations of the TSX establish certain criteria which, if not met, could lead to the delisting of the EnSource Shares from such exchange. Among such criteria are the number of holders of EnSource Shares, the number of EnSource Shares publicly held and the aggregate market value of the EnSource Shares publicly held. Depending on the number of EnSource Shares purchased pursuant to the Offer, it is possible that the EnSource Shares would fail to meet the criteria for continued listing on the TSX. If this were to happen, the EnSource Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such EnSource Shares. It is the intention of Enerflex to apply to delist the EnSource Shares from the TSX as soon as practicable after the completion of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction, if required.

If sufficient EnSource Shares are validly deposited under the Offer, Enerflex may seek to effect a Compulsory Acquisition or Subsequent Acquisition Transaction. See "Acquisition of EnSource Shres not Deposited" in this Circular.

ACQUISITION OF ENSOURCE SHARES NOT DEPOSITED

The purpose of the Offer is to enable Enerflex to acquire control of or to own, directly or indirectly, all of the issued and outstanding EnSource Shares. If Enerflex takes up and pays for EnSource Shares under the Offer, Enerflex intends to utilize the Compulsory Acquisition provisions of the ABCA, if available, to acquire the remaining EnSource Shares or, if necessary, to acquire such remaining EnSource Shares pursuant to a Subsequent Acquisition Transaction, as discussed below.

Compulsory Acquisition

If, by the Expiry Time or within 120 days after the date of the Offer, whichever period is shorter, the Offer is accepted by the holders of not less than 90% of the EnSource Shares (calculated on a diluted basis) other than EnSource Shares held at the date of the Offer by or on behalf of Enerflex or its affiliates and associates (as defined in the ABCA), and Enerflex has taken-up and paid for such deposited EnSource Shares, then Enerflex may elect to acquire, pursuant to the provisions of Part 16 of the ABCA, the remainder of the EnSource Shares held by each EnSource Shareholder who did not accept the Offer (a "Dissenting Offeree") (which definition includes any person who subsequently acquires any of such shares), on the same terms, including price, as the EnSource Shares that were acquired under the Offer (a "Compulsory Acquisition").

To exercise this statutory right, Enerflex must give notice (the "Offeror's Notice") to the Dissenting Offerees of such proposed acquisition on or before the earlier of 60 days from the Expiry Time and 180 days from the date of the Offer. Within 20 days of the giving of Enerflex's Notice, Enerflex must pay or transfer to EnSource the consideration Enerflex would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. Within 20 days after the receipt of Enerflex's Notice, each Dissenting Offeree must send the certificates representing the EnSource Shares to which the Offer relates held by such dissenting Offeree to EnSource, and may elect either to transfer such shares to Enerflex on the terms on which Enerflex acquired EnSource Shares under the Offer or to demand payment of the fair value of such shares by so notifying Enerflex and by applying to the Court of Queen's Bench of Alberta to fix that value, within 60 days after the date of the sending of Enerflex's Notice. If a Dissenting Offeree fails to notify Enerflex and apply to the Court of Queen's Bench of Alberta within the applicable 60-day period, the Dissenting Offeree will be deemed to have elected to transfer his or her EnSource Shares to Enerflex on the same terms (including price) as Enerflex acquired the EnSource Shares under the Offer. Enerflex also has the right to apply to the Court of Queen's Bench of Alberta to fix the fair value of the EnSource Shares of a Dissenting Offeree, if that Dissenting Offeree has elected to demand payment of the fair value of the EnSource Shares. Any judicial determination of the fair value of the EnSource Shares could be more or less than the amount paid pursuant to the Offer.

The foregoing is only a summary of the right of Compulsory Acquisition which may become available to

Enerflex. The summary is not intended to be complete and is qualified in its entirety by the provisions of Part 16 of the ABCA. Holders of EnSource Shares should refer to Part 16 of the ABCA attached hereto for the full text of the relevant statutory provisions. The provisions of Part 16 of the ABCA are complex and may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. EnSource Shareholders who wish to be better informed about these provisions should consult their legal advisor.

Subsequent Acquisition Transaction

If Enerflex takes up and pays for EnSource Shares validly deposited under the Offer and the foregoing statutory right of Compulsory Acquisition is not available to Enerflex or Enerflex elects not to pursue such right, Enerflex currently intends to pursue other means of acquiring, directly or indirectly, all the EnSource Shares in accordance with applicable law, including by way of a statutory arrangement, amalgamation, capital reorganization or other transaction involving EnSource and Enerflex or an affiliate of Enerflex (a "Subsequent Acquisition Transaction"). The timing and details of any such transaction will necessarily depend on a variety of factors, including the number of EnSource Shares acquired pursuant to the Offer. In the event of any such Subsequent Acquisition Transaction, EnSource Shareholders, other than Enerflex and its affiliates, could, in accordance with Canadian law, receive cash, preferred shares (which may be immediately redeemable for cash), debt or any combination thereof. While Enerflex currently intends that the consideration offered under any Subsequent Acquisition Transaction would be the same as that offered under the Offer, the consideration offered to EnSource Shareholders in a Subsequent Acquisition Transaction could have a higher or lower value than the value of the consideration offered for the EnSource Shares pursuant to the Offer.

Any such Subsequent Acquisition Transaction may also result in EnSource Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their EnSource Shares. The exercise of such right of dissent, if certain procedures are complied with by the EnSource Shareholder, could lead to a judicial determination of fair value required to be paid to such dissenting EnSource Shareholder for his or her EnSource Shares. The fair value so determined could be more or less than or equal to the value of the consideration paid per EnSource Share pursuant to such Subsequent Acquisition Transaction or pursuant to the Offer.

Each type of Subsequent Acquisition Transaction described above may constitute a "going private transaction" within the meaning of certain applicable Canadian securities legislation and regulations (collectively, the "Regulations"), OSC Rule 61-501 and Policy Q-27. In certain circumstances, the provisions of OSC Rule 61-501 and Policy Q-27 may also deem certain types of Subsequent Acquisition Transactions to be "related party transactions". However, if the Subsequent Acquisition Transaction is a "going private transaction" carried out in accordance with OSC Rule 61-501 or an exemption therefrom and Policy Q-27 or an exemption therefrom, the "related party transaction" provisions of OSC Rule 61-501 and Policy Q-27 do not apply to such transaction. Enerflex intends to carry out any such going private transaction in accordance with the provisions of OSC Rule 61-501 and Policy Q-27 or exemptions therefrom, such that related party provisions of OSC Rule 61-501 and Policy Q-27 will not apply to the going private transaction.

The Regulations, OSC Rule 61-501 and Policy Q-27 provide that, unless exempted, a corporation proposing to carry out a going private transaction or a related party transaction is required to prepare a valuation of the affected securities (and subject to certain exceptions, any non-cash consideration being offered therefor) and to provide to the holders of the affected securities a summary of such valuation. In connection therewith, Enerflex has applied for exemptions from the requirement under the Regulations to include in the Circular a summary of a valuation of EnSource and Enerflex intends to rely on an exemption available pursuant to OSC Rule 61-501 and Policy Q–27 exempting EnSource or Enerflex or their affiliates, as appropriate, from the requirement to prepare a valuation in connection with any Subsequent Acquisition Transaction.

Depending on the nature and terms of the Subsequent Acquisition Transaction, the provisions of the ABCA may require the approval of at least $66\,^{2}/_{3}\%$ of the votes cast by holders of the outstanding EnSource Shares at a meeting duly called and held for the purpose of approving the Subsequent Acquisition Transaction. OSC Rule 61-501 and Policy Q-27 would also require that, in addition to any other required security holder approval, in order to complete a going private transaction, the approval of a simple majority of the votes cast by "minority" shareholders of the affected securities must be obtained, unless an exemption is available or discretionary relief is granted by the OSC and CVMQ.

In relation to any Subsequent Acquisition Transaction, the "minority" holders will be all EnSource Shareholders other than Enerflex, its directors and senior officers or any associate or affiliate of Enerflex or its directors or senior officers or any person or company acting jointly or in concert with Enerflex or any of its directors or senior officers.

OSC Rule 61-501 and Policy Q-27 also provide that subject to certain terms and conditions regarding the timing of a Subsequent Acquisition Transaction and certain other requirements, Enerflex may treat EnSource Shares acquired pursuant to the Offer as "minority" shares and to vote them, or to consider them voted, in favour of a Subsequent Acquisition Transaction that is a going private transaction if, among other things, the consideration for each security in the Subsequent Acquisition Transaction is at least equal in value to and in the same form as the consideration paid pursuant to the Offer and the Subsequent Acquisition Transaction is completed within 120 days of the Offer. Enerflex currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be the same consideration as that offered under the Offer and intends to cause EnSource Shares acquired pursuant to the Offer to be voted in favour of such transaction and, to the extent permitted include such shares for the purposes of minority approval. If Enerflex takes up and pays for EnSource Shares validly deposited under the Offer and the right of Compulsory Acquisition is not available to Enerflex, Enerflex intends to implement a Subsequent Acquisition Transaction that is a going private transaction and thereby acquire all of the remaining EnSource Shares. Enerflex is not aware of any securities that would be required to be excluded from the minority approval.

In addition, under OSC Rule 61-501 and Policy Q-27, if, following the Offer, Enerflex and its affiliates are the registered holders of 90% or more of the EnSource Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable right to dissent and seek fair value or a substantially equivalent right is made available to the minority shareholders.

See "Canadian Federal Income Tax Considerations" in this Circular for a discussion of the tax consequences to EnSource Shareholders in the event of a Subsequent Acquisition Transaction.

Other Alternatives

If Enerflex proposes a Subsequent Acquisition Transaction but cannot promptly obtain any required approval or exemption, or otherwise does not complete a Subsequent Acquisition Transaction, Enerflex will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable law, purchasing additional EnSource Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from EnSource or taking no further action to acquire additional EnSource Shares. Any additional purchase of EnSource Shares could be at a price greater than, equal to or less than the price to be paid for EnSource Shares under the Offer and could be for cash and/or securities or other consideration. Alternatively, Enerflex may sell or otherwise dispose of any or all EnSource Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by Enerflex, which may vary from the value of the consideration paid for EnSource Shares under the Offer.

Judicial Developments

Prior to the adoption of OSC Rule 61-501 and Policy Q-27, Canadian courts had, in a few instances, granted preliminary injunctions to prohibit transactions involving going private transactions. Enerflex has been advised that based upon more recent legislative enactments, "going private transactions" may proceed subject to compliance with requirements intended to ensure procedural and substantive fairness to the majority shareholders.

REGULATORY MATTERS

Competition Act

The Competition Act requires pre-merger notification to the Commissioner of Competition (the "Commissioner") of transactions that exceed certain financial thresholds and, in the case of share acquisitions, which exceed a voting interest threshold. The acquisition of EnSource Shares by Enerflex pursuant to the Offer is subject to the pre-merger notification requirement. If a transaction is subject to the pre-merger notification requirement, then a pre-merger notification must be submitted to the Commissioner either 14 or 21 days (depending on whether the parties proposing the transaction elect to make a short-form or long-form filing) prior to the completion of the transaction. The Commissioner may abridge the waiting period, or, alternatively, may require a long-form filing to be made where a short-form filing is made, in which case an additional 21 day waiting period would be applicable after the submission of the requested long-form filing. After the applicable waiting period expires or is waived, the transaction may be completed, unless the Competition Tribunal, on application by the Commissioner, issues an order as described below.

The Commissioner may apply to the Competition Tribunal, a specialized tribunal empowered to deal with certain matters under the Competition Act, with respect to a "merger"(as defined in the Competition Act) and, if the Competition Tribunal finds that the merger is likely to prevent or lessen competition substantially, it may order that the merger not proceed or, in the event that the merger has been completed, order its dissolution or the disposition of some or all of the assets or shares involved. The Competition Tribunal may also issue an interim order under the Competition Act prohibiting the completion of the merger for a period of up to 30 days where: (a) the Commissioner has certified that an inquiry is being made under paragraph 10(1)(b) of the Competition Act in connection with the merger and that in his opinion more time is required to complete the inquiry, and (b) the Competition Tribunal finds that, in the absence of an interim order, a party to the merger or any other person is likely to take an action that would substantially impair the ability of the Competition Tribunal to remedy the effect of the merger on competition under Section 92 of the Competition Act because that action would be difficult to reverse. The duration of such interim orders may be extended for an additional period of up to 60 days where the Competition Tribunal finds that the Commissioner is unable to complete his inquiry because of circumstances beyond his control.

The Commissioner may issue an "advance ruling certificate" to the effect that he would not have sufficient grounds on which to apply to the Competition Tribunal under the merger provisions of the Competition Act or may issue a "no-action" letter following a notification or voluntary submission. If the Commissioner issues an advance ruling certificate in respect of a proposed transaction, that transaction is exempt from the pre-merger notification provisions, and no application may be made to the Competition Tribunal for an order under Section 92 of the Competition Act solely on the basis of information that is the same, or substantially the same, as the information on the basis of which the certificate was issued, if the merger is substantially completed with one year of the issuance of the certificate. Where no such certificate is issued, the Commissioner may apply for an order under Section 92 of the Competition Act up to three years after a merger is substantially completed.

Enerflex intends to file a short-form pre-merger notification and an application for an advance ruling certificate.

Enerflex does not currently intend to take up and pay for EnSource Shares deposited pursuant to the Offer unless the waiting period under the Competition Act has expired or the Commissioner has issued an advance ruling certificate in respect of the transaction.

Stock Exchange Listing

The Enerflex Shares are listed and posted for trading on the TSX. The TSX has conditionally approved the listing of the Enerflex Shares to be issued pursuant to the Offer, subject to Enerflex fulfilling all of the requirements of such exchange.

DEPOSITARY

Enerflex has engaged the Depositary for the receipt of certificates in respect of EnSource Shares and related Letters of Transmittal deposited under the Offer. In addition, the Depositary will receive Notices of Guaranteed Delivery deposited under the Offer at its office in Toronto, Ontario. The duties of the Depositary also include making settlement for all EnSource Shares purchased by Enerflex pursuant to the Offer. The Depositary will receive reasonable and customary compensation from Enerflex for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses in connection therewith.

FINANCIAL ADVISOR AND DEALER MANAGER

BMO Nesbitt Burns Inc. has been retained to act as financial advisor to Enerflex in connection with the Offer and will receive fees in that regard.

Enerflex has also engaged the services of BMO Nesbitt Burns Inc. in Canada and BMO Nesbitt Burns Corp. in the United States (the "Dealer Manager") as Dealer Manager to assist Enerflex in connection with the Offer and to solicit acceptances of the Offer.

No fee or commission will be payable by any holder of EnSource Shares who transmits his, her or its EnSource Shares directly to the Depositary or who makes use of the Dealer Manager to accept the Offer. EnSource Shareholders should contact the Dealer Manager, the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing the EnSource Shares with the Depositary. The Dealer Manager will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under tax laws and certain liabilities under provincial securities laws of Canada and federal securities laws of the United States.

Enerflex will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of EnSource Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies and other nominees will, upon request, be reimbursed by Enerflex for customary clerical and mailing expenses incurred by them in forwarding materials to their customers.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Bennett Jones LLP, counsel to Enerflex, the following summary fairly describes the principal Canadian federal income tax consequences under the Tax Act which will be applicable to EnSource Shareholders who dispose of EnSource Shares pursuant to the Offer or pursuant to the transactions described under the heading "Acquisition of EnSource Shares Not Deposited".

This summary is based upon the current provisions of the Tax Act and the regulations thereunder, counsel's understanding of the current administrative and assessing practices of the Canada Customs and Revenue Agency (the "CCRA") and the proposed amendments to the Tax Act and regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments"). The summary assumes that the Proposed Amendments will be enacted as proposed but does not take into account or anticipate any other changes in law whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular EnSource Shareholder. Accordingly, EnSource Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of the Offer having regard to their particular circumstances.

EnSource Shareholders who are Residents of Canada

The following portion of this summary is generally only applicable to EnSource Shareholders who, for the purposes of the Tax Act: (i) are residents of Canada, (ii) deal at arm's length with Enerflex and will not be affiliated with Enerflex at all times up to and including the completion of the Offer, (iii) following the exchange, will not alone or in combination with non-arm's length persons control Enerflex or beneficially own shares of Enerflex having a fair market value in excess of 50% of the fair market value of all outstanding Enerflex shares, (iv) hold their EnSource Shares as capital property, (v) are not "specified financial institutions", and (vi) are not "financial institutions" subject to the "mark-to-market" rules contained in the Tax Act. Generally, the EnSource Shares will be considered to be capital property to a holder thereof unless they are held in the course of carrying on a business of trading or dealing in securities or were acquired in a transaction or transactions considered to be an adventure in the nature of trade. Certain EnSource Shareholders who are residents of Canada for the purposes of the Tax Act and whose EnSource Shares might not otherwise qualify as capital property may be entitled to obtain such qualification by making an irrevocable election permitted by subsection 39(4) of the Tax Act to have every "Canadian security" owned by them in the taxation year of the election and in all subsequent taxation years deemed to be capital property.

Exchange of EnSource Shares for Enerflex Shares pursuant to the Offer

An EnSource Shareholder will not realize any immediate income tax consequences as a result of exchanging EnSource Shares for Enerflex Shares pursuant to the Offer provided that the EnSource Shareholder does not include any portion of the capital gain or capital loss otherwise determined in respect of such disposition in computing the EnSource Shareholder's income for the taxation year in which the disposition occurs. Instead, the EnSource Shareholder will be deemed to have disposed of that holder's EnSource Shares for proceeds of disposition equal to the adjusted cost base of such shares to the holder immediately before such exchange, and to have acquired the Enerflex Shares received in exchange therefor at a cost equal to such deemed proceeds of disposition of the holder's EnSource Shares. Such cost will generally be required to be averaged with the cost of any other Enerflex Shares held by the EnSource Shareholder as capital property.

An EnSource Shareholder who exchanges EnSource Shares for Enerflex Shares and who, in the shareholder's return of income for the taxation year in which the exchange occurs, includes in computing income for that year any portion of the capital gain or capital loss arising from such exchange will be considered to have disposed of all of the holder's EnSource Shares so exchanged for proceeds of disposition equal to the fair market value of the Enerflex Shares received on such exchange and to have acquired the Enerflex Shares at a cost equal to that fair market value. Such cost will generally be required to be averaged with the cost of any other Enerflex Shares held by the EnSource Shareholder as capital property. An EnSource Shareholder who so chooses to realize a gain or loss on the exchange of the holder's EnSource Shares will realize a capital gain (or a capital loss) on such exchange to the extent that the holder's proceeds of disposition net of any reasonable costs associated with the disposition exceed (or are less than) the adjusted cost base of the holder's EnSource Shares immediately before such exchange. Such a capital gain (or capital loss) will be subject to the tax treatment described below under the heading "Taxation of Capital Gains and Capital Losses".

Taxation of Capital Gains and Capital Losses

An EnSource Shareholder who chooses to recognize a capital gain or a capital loss upon the exchange of EnSource Shares for Enerflex Shares will be required to include in computing the holder's income one-half of any such capital gain (a "taxable capital gain") and will generally be entitled to deduct one-half of any such capital loss (an "allowable capital loss") against taxable capital gains realized by the EnSource Shareholder in the year of disposition. Allowable capital losses not deducted in the year in which they arise may generally be deducted against taxable capital gains realized in the three preceding years or in any future taxation years, subject to the detailed provisions of the Tax Act.

An EnSource Shareholder that is throughout the relevant taxation year a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of $6\,{}^{2}/_{3}$ percent of its "aggregate investment income" for the year, which is defined in the Tax Act to include taxable capital gains.

Where the Shareholder is a corporation, partnership or trust, the amount of any capital loss otherwise determined resulting from the disposition of EnSource Shares may, in certain circumstances, be reduced by the amount of dividends, including deemed dividends, which have been received on the EnSource Shares.

Capital gains realized by an individual may be subject to an alternative minimum tax. The Tax Act provides that tax payable by individuals (other than certain trusts) is the greater of the tax otherwise determined and an alternative minimum tax. Shareholders should consult their own tax advisors with respect to the alternative minimum tax provisions.

Compulsory or Subsequent Acquisition Transactions

As described under "Acquisition of EnSource Shares Not Deposited", Enerflex may acquire EnSource Shares not deposited under the Offer pursuant to a compulsory acquisition. In this event, an EnSource Shareholder whose EnSource Shares are acquired pursuant to such statutory rights will generally be subject to the tax treatment described above.

In the event that a subsequent acquisition transaction is undertaken, the tax consequences to an EnSource Shareholder would depend upon the nature of the particular transaction undertaken and may be substantially the same as or materially different from those described above. Depending upon the exact manner in which the transaction is carried out, such tax consequences may include a deemed dividend, a capital gain or loss, or both a deemed dividend and a capital gain or loss.

As discussed under "Acquisition of EnSource Shares Not Deposited", an EnSource Shareholder who dissents with respect to such a transaction is entitled to receive the fair value of his or her EnSource Shares. The tax treatment of such payments will depend upon the nature of such transaction. The receipt by a dissenting shareholder of consideration equal to the fair value of his or her EnSource Shares may be treated for tax purposes as a receipt of proceeds of disposition of such EnSource Shares, giving rise to a capital gain or a capital loss. The calculation and tax treatment of any such capital gain or capital loss would be the same as described above. Alternatively, such a payment may be deemed for tax purposes to be a dividend to the extent it exceeds the paid-up capital (for purposes of the Tax Act) of such EnSource Shares. Any such deemed dividend will be subject to the income tax rules applicable to taxable dividends received from taxable Canadian corporations and the tax consequences of realizing such a deemed dividend will vary depending upon whether the holder is an individual, corporation, trust or partnership. The amount of any such deemed dividend will generally reduce the proceeds of disposition for purposes of calculating the holder's capital gain or capital loss on the disposition of the EnSource Shares to which the deemed dividend relates. Any interest awarded to a dissenting shareholder by a court will generally be included in the dissenting shareholder's income for purposes of the Tax Act.

EnSource Shareholders who are Not Residents of Canada

The following portion of this summary is generally only applicable to EnSource Shareholders who, for the purposes of the Tax Act and any applicable tax treaty or convention, are not residents nor deemed to be residents of Canada, who do not use or hold and are not deemed to use or hold their EnSource Shares in carrying on a business in Canada, whose EnSource Shares are not "designated insurance property" for the purposes of the Tax Act, who deal at arm's length with Enerflex and who hold their EnSource Shares as capital property.

Such non-resident EnSource Shareholders will not be subject to tax under the Tax Act in respect of the exchange of EnSource Shares for Enerflex Shares pursuant to the Offer unless such shares constitute "taxable Canadian property" to them. Similarly, provided the Enerflex Shares acquired on the exchange are not "taxable Canadian property" to such non-resident EnSource Shareholders, such non-resident EnSource Shareholders will not be subject to tax under the Tax Act on a capital gain realized on the sale or other disposition of the Enerflex Shares in the future.

EnSource Shares or Enerflex Shares received pursuant to the Offer will generally not constitute "taxable Canadian property" of a non-resident EnSource Shareholder unless: (a) at any time within the five year period immediately preceding the disposition of the EnSource Shares or Enerflex Shares, the EnSource Shareholder, together with persons not dealing at arm's length with the EnSource Shareholder, or any combination thereof, owned and/or had an option or right to acquire 25% or more of the issued shares of any class or series of capital stock of EnSource or Enerflex, as the case may be, (b) the EnSource Shareholder had ceased to be a resident of Canada and had elected under the Tax Act to have the holder's EnSource Shares treated as taxable Canadian property, or (c) the EnSource Shares were acquired in circumstances in which they were deemed to be taxable Canadian property.

If any EnSource Shares constitute taxable Canadian property to a particular non-resident EnSource Shareholder and such holder otherwise qualifies for a tax deferred exchange as described above in respect of Canadian resident holders, such holders will be treated in substantially the same manner as Canadian resident shareholders and the Enerflex Shares acquired will be deemed to thereafter constitute taxable Canadian property to the holder. **Any non-resident EnSource Shareholders who hold their EnSource Shares as taxable Canadian property are urged to consult with their own tax advisors.**

As described under "Acquisition of EnSource Shares Not Deposited", Enerflex may acquire EnSource Shares not deposited under the Offer pursuant to statutory rights of purchase or a subsequent acquisition transaction. In this event a non-resident EnSource Shareholder whose EnSource Shares are acquired pursuant to such statutory rights will generally be subject to the same tax treatment described above. In the event a subsequent acquisition transaction is undertaken, the tax consequences to non-resident EnSource Shareholders affected thereby would depend upon the nature of the particular transaction undertaken and may be substantially the same as or materially different from those described above. Depending upon the exact manner in which the transaction is carried out, such tax consequences may include a deemed dividend, a capital gain or loss, or both a deemed dividend and a capital gain or loss. As discussed under "Acquisition of EnSource Shares Not Deposited", a holder who dissents with respect to such a transaction is entitled to receive the fair value of his or her EnSource Shares. The tax treatment of such payments will depend upon the nature of such transaction. The receipt by a dissenting non-resident EnSource Shareholder of consideration equal to the fair value of his or her EnSource Shares may be treated for tax purposes as a receipt of proceeds of disposition of such EnSource Shares, giving rise to a capital gain or a capital loss. The calculation and tax treatment of any such capital gain or capital loss would be the same as described above. Alternatively, such payment may be deemed for tax purposes to be a dividend to the extent it exceeds the paid up capital (for purposes of the Tax Act) of such EnSource Shares. Any such deemed dividends will be subject to a 25% withholding tax unless such tax rate is reduced under the provisions of an applicable tax treaty or convention. The amount of any such deemed dividend will generally reduce the proceeds of disposition for purposes of calculating such holder's capital gain or capital loss on the disposition of EnSource Shares to which it relates. Any interest awarded by a court to a dissenting non-resident EnSource Shareholder will be included in computing that holder's income and will be subject to a 25% withholding tax unless such tax rate is reduced under the provisions of an applicable tax treaty or convention.

OWNERSHIP OF SECURITIES OF ENSOURCE

As at the date hereof, except pursuant to the Lock-Up Agreements, neither Enerflex, nor any director or senior officer of Enerflex, beneficially owns, directly or indirectly, or controls or exercises direction over, or has the right to acquire, any securities of EnSource. To the knowledge of the directors and senior officers of Enerflex, after reasonable inquiry, no securities of EnSource are owned by, directly or indirectly, nor is control or direction over any securities of EnSource exercised by any associate of any director or senior officer of Enerflex, or by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of Enerflex or by any person or company acting jointly or in concert with Enerflex.

TRADING IN SECURITIES OF ENSOURCE

During the six-month period preceding the date of the Offer, no securities of EnSource have been traded by Enerflex or any director or senior officer of Enerflex or, to the knowledge of the directors and senior officers of Enerflex, after reasonable inquiry, by any associate of any director or senior officer of Enerflex, by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of Enerflex or by any person or company acting jointly or in concert with Enerflex.

COMMITMENTS TO ACQUIRE SECURITIES OF ENSOURCE

No securities of EnSource are subject to any commitments made by Enerflex or its directors or officers and, to the knowledge of the directors and senior officers of Enerflex, after reasonable inquiry, no securities of EnSource are subject to any commitments made by any associate or affiliate of Enerflex, by any associate of any director or senior officer of Enerflex, by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of Enerflex or by any person or company acting jointly or in concert with Enerflex, to acquire any equity securities of EnSource, except for the commitment to acquire the EnSource Shares pursuant to the Offer and pursuant to the Lock-Up Agreements.

ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS

There are no contracts, arrangements or agreements made or proposed to be made between Enerflex or its affiliates and any of the directors or senior officers of EnSource and no payments or other benefits are proposed to be made or given by way of compensation for loss of office or as to such directors or senior officers remaining in or retiring from office if the Offer is successful.

There are no contracts, arrangements or understandings, formal or informal, between Enerflex or its affiliates and any EnSource Shareholder with respect to the Offer or between Enerflex and any person or company with respect to any securities of EnSource in relation to the Offer with the exception of the Pre-Acquisition Agreement and the Lock-Up Agreements.

Other than business relationships in the usual course of the oil and gas services business, there are no business relationships between Enerflex, its associates or affiliates and EnSource that are material to any of them.

MATERIAL CHANGES IN THE AFFAIRS OF ENSOURCE AND OTHER INFORMATION

Except as disclosed herein or in the accompanying Directors' Circular of EnSource, Enerflex has no information which indicates any material change in the affairs of EnSource since March 31, 2002, the date of the last financial statements of EnSource, being the unaudited interim consolidated financial statements for the three months then ended.

Enerflex has no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of EnSource Shareholders to accept or reject the Offer.

ACCEPTANCE OF THE OFFER

EnSource has announced that, pursuant to the Lock-up Agreements, certain directors, officers, employees and major shareholders of EnSource and their respective associates, intend to deposit to the Offer all EnSource Shares which are owned or over which control or direction is exercised by such persons. Except pursuant to the Lock-Up Agreements, Enerflex has no knowledge regarding whether any EnSource Shareholders will accept the Offer.

LEGAL MATTERS

Legal matters on behalf of Enerflex will be passed upon by, and the opinions contained under "Canadian Federal Income Tax Considerations" and "Enerflex — Eligibility for Investment" in this Circular have been provided by, Bennett Jones LLP, counsel to Enerflex. As of June 12, 2002, the partners and associates collectively of Bennett Jones LLP owned less than 1% of the issued and outstanding Enerflex Shares.

STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides the EnSource Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to the EnSource Shareholders. However, such rights must be exercised within prescribed time limits. EnSource Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

Arthur Andersen LLP has advised Enerflex that it is no longer engaged in the practice of public accounting in Canada. Accordingly, Enerflex is unable to obtain the consent of Arthur Andersen LLP with respect to the incorporation by reference in the Circular of the auditors' report of Arthur Andersen LLP on the financial statements as at and for the years ended December 31, 2001 and 2000.

Generally, in accordance with applicable securities legislation, holders of securities may only exercise a statutory right of action against a person or company that has prepared a report, opinion or statement that is included in a take-over bid circular if that person or company has filed a consent in respect of such report, opinion or statement and such right of action may only be exercised in respect of the report, opinion or statement that has been made by such person or company. As a result, the absence of a consent from Arthur Andersen LLP to the inclusion in the Circular of their auditors' report may limit the statutory right of action of EnSource Shareholders against Arthur Andersen LLP. Enerflex is not aware of the extent to which there may be assets available, if any, to satisfy any judgement against Arthur Andersen LLP.

CONSENT OF COUNSEL

To: The Directors of Enerflex Systems Ltd.

We hereby consent to the reference to our opinions contained under "Canadian Federal Income Tax Considerations" and "Enerflex — Eligibility For Investment" in the Circular accompanying the Offer dated June 12, 2002 made by Enerflex Systems Ltd. to the holders of common shares of EnSource Energy Services Inc. In addition, we have read the Circular and have no reason to believe that there are any misrepresentations in it that are derived from our opinion or within our knowledge as a result of services performed by us in connection with our opinion.

Calgary, Canada
June 12, 2002

(signed) BENNETT JONES LLP

CONSENT OF AUDITORS

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Administrator of the Securities Act, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland

Dear Sirs:

We refer to the take-over bid circular dated June 12, 2002 relating to the offer by Enerflex Systems Ltd. for all of the common shares of EnSource Energy Services Inc.

We consent to the use in the circular of our compilation report dated June 12, 2002 to the board of directors of Enerflex Systems Ltd. on the compilation of the *pro forma* consolidated balance sheets of Enerflex Systems Ltd. as at December 31, 2001 and March 31, 2002, and the *pro forma* consolidated statements of earnings and cash flows for the year ended December 31, 2001 and the three months ended March 31, 2002.

This letter is provided to the securities regulatory authorities to which it is addressed pursuant to the requirements of their securities legislation and not for any other purpose.

Calgary, Alberta
June 12, 2002

(signed) Deloitte & Touche LLP
Chartered Accountants

APPROVAL AND CERTIFICATE OF ENERFLEX

The contents of the Offer and the Circular have been approved and the sending, communication or delivery thereof to the EnSource Shareholders has been authorized by the board of directors of Enerflex. The foregoing, together with the documents incorporated herein by reference, contain no untrue statement of a material fact and do not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. In addition, the foregoing, together with the documents incorporated herein by reference, do not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer.

DATED at Calgary, Alberta the 12 day of June, 2002.

(signed) MALCOLM R. COX
President and Chief Executive Officer

(signed) DALE J. HOHM
Vice President and Chief Financial Officer

On behalf of the Board of Directors

(signed) P. JOHN ALDRED
Director

(signed) HON. BARBARA J. SPARROW
Director

APPENDIX A

ENERFLEX SYSTEMS LTD.

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

COMPILATION REPORT

To: The Board of Directors of Enerflex Systems Ltd.

We have reviewed, as to compilation only, the accompanying *pro forma* consolidated balance sheets of Enerflex Systems Ltd. as at December 31, 2001 and March 31, 2002 and the *pro forma* consolidated statements of earnings and cash flows for the year ended December 31, 2001 and the three months ended March 31, 2002. These *pro forma* consolidated financial statements have been prepared for inclusion in the take-over bid circular relating to the proposed transaction involving Enerflex Systems Ltd. and EnSource Energy Services Inc. In our opinion, the *pro forma* consolidated balance sheets and the *pro forma* consolidated statements of earnings and cash flows have been properly compiled to give effect to the proposed transaction and assumptions described in the notes thereto.

Calgary, Alberta
June 12, 2002

(signed) Deloitte & Touche LLP
Chartered Accountants

ENERFLEX SYSTEMS LTD.

***PRO FORMA* CONSOLIDATED BALANCE SHEET**

As At December 31, 2001

(unaudited)
(stated in thousands of dollars)

	Enerflex	EnSource	Adjustments	Conforming	*Pro forma*	Notes
Assets						
Current assets						
Accounts receivable	$ 67,987	$ 60,752	$ (3)	$ (2,665)	$ 126,071	12,14
Inventories	59,343	30,416		1,851	91,610	14
Future income taxes	2,521			315	2,836	14
	129,851	91,168	(3)	(499)	220,517	
Rental equipment	39,042			26,463	65,505	17
Property, plant and equipment	45,149	58,050		(26,463)	76,736	17
Future income taxes	1,138				1,138	
Investments		488			488	
Long-term leases receivable		885			885	
Advances to related parties		735	(735)		-	10
Deferred charges			213		1,753	4
			1,540			8
Intangible assets	2,815				2,815	
Goodwill	4,151	28,713	(28,713)		103,676	7
			99,525			7
	92,295	88,871	71,830	-	252,996	
	$222,146	$ 180,039	$ 71,827	$ (499)	$ 473,513	
Liabilities and Shareholders' Equity						
Current liabilities						
Bank indebtedness, net	$ 23,886	$ 36,282	$ (1,629)	$	$ 56,673	2
			(1,131)			3
			(735)			10
Accounts payable and accrued liabilities	43,880	36,546	9,061	62	88,608	8,14
			(3)			12
			(938)			13
Future income taxes		1,958			1,958	
Current portion of long-term debt and capital leases		6,065			6,065	
	67,766	80,851	4,625	62	153,304	
Long-term debt and capital lease obligations	30,000	21,523			51,523	
Future income taxes	5,879	1,364	938		8,181	13
	35,879	22,887	938		59,704	
Shareholders' equity						
Capital stock	35,412	64,235	1,849		$ 177,416	2
			1,131			3
			(67,215)			6
			142,004			1
Special warrants		220	(220)		-	2
Retained earnings	83,089	11,846	(11,285)	(561)	83,089	6,14
	118,501	76,301	66,264	(561)	260,505	
	$222,146	$ 180,039	$ 71,827	$ (499)	$ 473,513	

See accompanying notes to pro forma consolidated financial statements

ENERFLEX SYSTEMS LTD.

PRO FORMA **CONSOLIDATED STATEMENT OF EARNINGS**

Year Ended December 31, 2001

(unaudited)
(stated in thousands of dollars, except per share amounts)

	Enerflex	EnSource	Adjustments	Conforming	*Pro forma*	Notes
Revenues	$375,040	$285,607	$ (99)	$ (10,705)	$641,023	12,16
				(8,820)		14
Cost of goods sold	301,816	226,045	(99)	2,903	513,857	12,15
				(8,864)		16
				(7,944)		14
Depreciation and amortization		6,885		(6,885)	-	15
Gross margin	73,224	52,677	-	1,265	127,166	
Selling, general and administrative expense	35,151	31,933	63	3,982	69,582	4,15
			(1,547)			7
Interest expense	2,680	3,347	223		6,558	11
			308			8
Gain on sale of assets	(1,088)			(1,841)	(2,929)	16
Reduction in carrying value of investment		3,170			3,170	
	36,743	38,450	(953)	2,141	76,381	
Income before income taxes	36,481	14,227	953	(876)	50,785	
Income tax provision	14,027	6,810	(176)	(315)	20,346	13,14
Net income	$ 22,454	$ 7,417	$ 1,129	$ (561)	$ 30,439	
Earnings per share - basic	$ 1.51	$ 0.28			$ 1.36	
- diluted	$ 1.49	$ 0.27			$ 1.35	

See accompanying notes to pro forma consolidated financial statements

ENERFLEX SYSTEMS LTD.

***PRO FORMA* CONSOLIDATED STATEMENT OF CASH FLOWS**

Year Ended December 31, 2001

(unaudited)
(stated in thousands of dollars)

	Enerflex	EnSource	Adjustments	Conforming	*Pro forma*	Notes
Operating activities						
Net income	$ 22,454	$ 7,417	$ 1,129	$ (561)	$ 30,439	
Depreciation and amortization	8,636	6,885	63		14,345	4
			308			8
			(1,547)			7
Equity pick-up		(218)			(218)	
Reduction in carrying value of investment		3,170			3,170	
Future income taxes	(46)	871	938	(315)	1,448	13,14
Gain of sale of assets	(1,088)	(1,841)			(2,929)	
	29,956	16,284	891	(876)	46,255	
Changes in non-cash working capital	(889)	(16,012)	(176)	876	(16,201)	
	29,067	272	715	-	30,054	
Investing activities						
EnSource acquisition			(7,421)		(7,521)	8
			(100)			9
Business acquisitions	(9,154)	(2,566)			(11,720)	
Purchase of:						
Rental equipment	(16,293)	(19,397)			(35,690)	
Property, plant and equipment	(3,150)	(18,136)			(21,286)	
Proceeds on disposal of:						
Rental equipment	6,310	10,573			16,883	
Property, plant and equipment	678	6,006			6,684	
Purchase of investments		(397)			(397)	
	(21,609)	(23,917)	(7,521)		(53,047)	
Changes in non-cash working capital	126		8,123		8,249	
	(21,483)	(23,917)	602		(44,798)	
Financing activities						
(Decrease) increase in net bank indebtedness	(752)	13,735	223		9,711	11
			(1,629)			2
			(1,131)			3
			(735)			10
Issuance of long-term debt		21,023			21,023	
Repayment of long-term debt	(200)	(9,591)			(9,791)	
Increase in capital leases receivable		(1,205)			(1,205)	
Deferred charges related to acquisitions			(1,540)		(1,540)	8
Decrease in advances to related parties		530	735		1,265	10
Common shares purchased for cancellation	(2,012)				(2,012)	
Stock options purchased	(141)				(141)	
Stock options exercised			1,131		1,131	3
Dividends	(5,965)				(5,965)	
Warrants exercised			1,629		1,629	2
Issuance of capital stock		278			278	
Redemption of capital stock		(1,125)			(1,125)	
	(9,070)	23,645	(1,317)		13,258	
Changes in non-cash working capital	1,486				1,486	
	(7,584)	23,645	(1,317)		14,744	
Increase in cash	$-	$-	$-	$-	$-	
Cash, beginning of year	$-	$-	$-	$-	$-	
Cash, end of year	$-	$-	$-	$-	$-	

See accompanying notes to pro forma consolidated financial statements

ENERFLEX SYSTEMS LTD.

***PRO FORMA* CONSOLIDATED BALANCE SHEET**

As At March 31, 2002

(unaudited)
(stated in thousands of dollars)

	Enerflex	EnSource	Adjustments	Conforming	*Pro forma*	Notes
Assets						
Current assets						
Accounts receivable	$ 53,402	$ 54,379	$ (6)	$ 4,976	$112,751	12,14
Inventories	60,112	31,922		(3,985)	88,049	14
Future income taxes	2,474	1,126		(379)	3,221	14
	115,988	87,427	(6)	612	204,021	
Rental equipment	40,350			28,496	68,846	17
Property, plant and equipment	45,182	59,918		(28,496)	76,604	17
Future income taxes	1,226				1,226	
Investments		484			484	
Long-term leases receivable		659			659	
Advances to related parties		734	(734)		-	10
Deferred charges			213		1,753	4
			1,540			8
Intangible assets	2,815				2,815	
Goodwill	7,683	30,429	(30,429)		106,882	7
			99,199			7
	97,256	92,224	69,789	-	259,269	
	$213,244	$179,651	$ 69,783	$ 612	$463,290	
Liabilities and Shareholders' Equity						
Current liabilities						
Bank indebtedness, net	$ 31,300	$ 38,192	$ (1,629)	$	$ 65,998	2
			(1,131)			3
			(734)			10
Accounts payable and accrued liabilities	29,216	30,821	9,061	(62)	68,092	8,14
			(6)			12
			(938)			13
Future income taxes		339			339	
Current portion of long-term debt and capital leases	10,000	7,079			17,079	
	70,516	76,431	4,623	(62)	151,508	
Long-term debt and capital lease obligations	20,000	24,398			44,398	
Future income taxes	6,182	1,714	938		8,834	13
	26,182	26,112	938		53,232	
Shareholders' equity						
Capital stock	35,354	64,890	1,849		177,358	2
			1,131			3
			(67,870)			6
			142,004			1
Special warrants		220	(220)		-	2
Retained earnings	81,192	11,998	(12,672)	674	81,192	6,14
	116,546	77,108	64,222	674	258,550	
	$213,244	$179,651	$ 69,783	$ 612	$463,290	

See accompanying notes to pro forma consolidated financial statements

ENERFLEX SYSTEMS LTD.

***PRO FORMA* CONSOLIDATED STATEMENT OF EARNINGS**

Three Months Ended March 31, 2002

(unaudited)
(stated in thousands of dollars, except per share amounts)

	Enerflex	EnSource	Adjustments	Conforming	*Pro forma*	Notes
Revenues	$ 49,683	$ 57,801	$ (23)	$ (1,436)	$113,268	12,16
				7,243		14
Cost of goods sold	40,561	46,863	(23)	1,056	93,464	12,15
				(1,183)		16
				6,190		14
Depreciation and amortization		1,756		(1,756)	-	15
Gross margin	9,122	9,182	-	1,500	19,804	
Selling, general and administrative expense	8,609	8,290	16	700	17,615	4,15
Interest expense	504	651	56		1,288	11
			77			8
Gain on sale of assets	(193)			(253)	(446)	16
	8,920	8,941	149	447	18,457	
Income before income taxes	202	241	(149)	1,053	1,347	
Income tax provision	172	89	(44)	379	596	13,14
Net Income	$ 30	$ 152	$ (105)	$ 674	$ 751	
Earnings per share - basic	$ -	$ 0.01			$ 0.03	
- diluted	$ -	$ 0.01			$ 0.03	

See accompanying notes to pro forma consolidated financial statements

ENERFLEX SYSTEMS LTD.

***PRO FORMA* CONSOLIDATED STATEMENT OF CASH FLOWS**

Three Months Ended March 31, 2002

(unaudited)
(stated in thousands of dollars)

	Enerflex	EnSource	Adjustments	Conforming	*Pro forma*	Notes
Operating activities						
Net income	$ 30	$ 152	$ (105)	$ 674	$ 751	
Depreciation and amortization	2,060	1,756	77		3,909	8
			16			4
Future income taxes	262	(2,396)		379	(1,755)	14
Gain on sale of assets	(193)	(253)			(446)	
	2,159	(741)	(12)	1,053	2,459	
Changes in non-cash working capital	(950)	467	(44)	(1,053)	(1,580)	
	1,209	(274)	(56)	-	879	
Investing activities						
Business acquisitions	(4,130)	(2,665)			(6,795)	
Purchase of:						
Rental equipment	(3,544)	(3,942)			(7,486)	
Property, plant and equipment	(255)	(763)			(1,018)	
Proceeds on disposal of:						
Rental equipment	1,554	1,445			2,999	
Property, plant and equipment	89	185			274	
	(6,286)	(5,740)			(12,026)	
Changes in non-cash working capital	(338)				(338)	
	(6,624)	(5,740)			(12,364)	
Financing activities						
(Decrease) increase in net bank indebtedness	7,414	1,910	56		9,380	11
Issuance of long-term debt		5,657			5,657	
Repayment of long-term debt		(1,768)			(1,768)	
Increase in capital leases receivable		165			165	
Decrease in advances to related parties		4			4	
Common shares purchased for cancellation	(481)				(481)	
Stock options purchased	(31)				(31)	
Dividends	(1,484)				(1,484)	
Issuance of capital stock		46			46	
	5,418	6,014	56		11,488	
Changes in non-cash working capital	(3)				(3)	
	5,415	6,014	56		11,485	
Increase in cash	$-	$-	$-	$-	$-	
Cash, beginning of year	$-	$-	$-	$-	$-	
Cash, end of year	$-	$-	$-	$-	$-	

See accompanying notes to pro forma consolidated financial statements

NOTES TO THE *PRO FORMA* CONSOLIDATED FINANCIAL STATEMENTS

Basis of Presentation

The accompanying unaudited *pro forma* consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada.

The unaudited *pro forma* consolidated financial statements as at, and for the year ended, December 31, 2001 have been prepared from the audited consolidated financial statements of Enerflex Systems Ltd. ("Enerflex") and EnSource Energy Services Inc. ("EnSource"). The unaudited *pro forma* consolidated financial statements as at, and for the three months ended, March 31, 2002 have been prepared from the unaudited consolidated financial statements for the three months ended March 31, 2002 of Enerflex and EnSource.

In the opinion of management, the *pro forma* consolidated financial statements include all material adjustments necessary for fair presentation in accordance with generally accepted accounting principles in Canada subject to finalization of the purchase price allocation (see note 6). No adjustments have been made for expected savings or revenue growth as a result of synergies between the organizations.

The *pro forma* consolidated financial statements are not necessarily indicative either of the results that actually would have occurred if the events reflected herein had taken place on the dates indicated or of the results that may be obtained in the future.

This financial information should be read in conjunction with the consolidated financial statements of Enerflex and the notes thereto, incorporated by reference in this document, and the consolidated financial statements of EnSource and the notes thereto.

The *pro forma* consolidated balance sheets as at December 31, 2001 and March 31, 2002 give effect to the transaction as if it had occurred on those dates, respectively. The *pro forma* consolidated statements of earnings and cash flows for the year ended December 31, 2001 and the three months ended March 31, 2002 give effect to the transaction as if it had occurred on January 1, 2001.

Assumptions used in preparation of the *pro forma* consolidated financial statements

1. The acquisition of EnSource by Enerflex has been accounted for as a business combination, whereby 28,552,247 shares of EnSource (comprised of 27,558,321 common shares issued and outstanding at June 11, 2002, as well as the items described in Notes 2 and 3) are acquired for 7,423,584 Enerflex common shares, representing an exchange ratio of 0.26 Enerflex shares for every 1.0 EnSource share. For each Enerflex share issued, Enerflex has used a share price of $19.10, which is based on the average closing price of Enerflex shares for the period May 24 to May 31, 2002, the three day periods before and after the acquisition was announced.

2. The *pro forma* consolidated financial statements assume the exercise of 535,714 outstanding warrants for EnSource shares immediately preceding the transaction which results in an additional 535,714 EnSource shares being presented for conversion and proceeds on exercise of $1,629,000.

3. Under the terms of the Offer, all outstanding EnSource share purchase options with an exercise price of less than $5.60 are eligible for exercise and tender under the transaction, with the exception of certain options belonging to senior management. The *pro forma* consolidated financial statements assume the exercise of all eligible options, resulting in 458,212 EnSource shares being presented for conversion and proceeds on exercise of approximately $1,131,000.

4. Under the terms of the Offer, all outstanding EnSource share options with an exercise price of $5.60 or greater, with the exception of certain options belonging to EnSource senior management (see note 5), are converted to Enerflex options at a conversion rate of 0.26 Enerflex options for each EnSource option. The exercise price for

the new Enerflex options will be calculated as the EnSource option price divided by 0.26 and adjusted for the impact of fractional shares. The new Enerflex options will follow the same terms as the EnSource options that they replace. The new Enerflex options have been considered in the diluted earnings per share calculation. The fair value of the new Enerflex options has been estimated as $313,000 and unearned compensation in the amount of $213,000 is included in the purchase price allocation. The unearned compensation expense is amortized to income over the remaining vesting period, and such amortization is included in the *pro forma* consolidated statements of earnings.

5. EnSource options belonging to certain senior management will be cancelled prior to the transaction. A compensatory amount has been included in transaction costs.

6. The preliminary purchase price allocation is as follows:

Cost of Acquisition:	
Shares issued	$142,004,000
Estimated transaction costs	9,061,000
Preliminary acquisition cost	$151,065,000
Allocated:	
Current assets	$88,033,000
Rental assets	28,496,000
Property, plant and equipment	31,422,000
Deferred charges	1,540,000
Unearned compensation	213,000
Investments	484,000
Long-term receivables	659,000
Goodwill	99,199,000
Bank indebtedness	(34,698,000)
Current liabilities	(37,233,000)
Long-term debt	(24,398,000)
Future income taxes	(2,652,000)
	$151,065,000

The estimated purchase price will vary based on the number of options that are exercised and transaction costs. The purchase price and allocation thereof will be finalized after the acquisition has been completed. Accordingly the above allocation may change.

7. The preliminary purchase price allocation includes approximately $99,199,000 of goodwill. The goodwill amount in the December 31, 2001 *pro forma* consolidated balance sheet differs from the amount at March 31, 2002 as a result of activity during the three month period ended March 31, 2002. EnSource's goodwill amortization in 2001 has been reversed to give effect to the transaction as at January 1, 2001 in the *pro forma* consolidated statement of earnings for the period ended December 31, 2001. As required under generally accepted accounting principles in Canada, goodwill is not amortized into income but is subject to an annual impairment test.

8. The purchase price includes estimated transaction costs of approximately $9,061,000, $1,540,000 of which relates to the renegotiation of credit lines, which has been included as a deferred charge, and amortized to interest expense.

9. The *pro forma* consolidated balance sheet includes estimated share issuance costs of $100,000, which have been charged against share capital.

10. The *pro forma* consolidated balance sheets have been adjusted to reflect the repayment by employees of EnSource loans to employees amounting to approximately $734,000, which is a condition of the transaction.

11. Incremental interest has been included in income on borrowing to pay net transaction costs of approximately $5,567,000, calculated at Enerflex's borrowing rate of 4.00 %.

12. The *pro forma* consolidated financial statements have been adjusted to eliminate transactions between Enerflex and EnSource during the periods and to eliminate all net balances between Enerflex and EnSource at period end.

13. The *pro forma* consolidated statements of earnings reflect changes in the provisions for income and capital taxes based on the adjustments described above.

Adjustments made to conform accounting policies and presentation in preparation of the *pro forma* consolidated financial statements

Certain accounts presented separately in the EnSource consolidated financial statements have been adjusted to conform to the presentation used by Enerflex

14. Enerflex uses the substantial technical completion method of revenue recognition for manufactured equipment. EnSource uses the percentage of completion method. The *pro forma* consolidated financial statements have been adjusted to conform EnSource's accounting policy to that used by Enerflex.

15. *Enerflex includes depreciation on manufacturing assets and leased equipment in cost of goods sold, with all* other depreciation included in selling, general and administrative expense. EnSource's depreciation has been reallocated in this manner to conform presentation.

16. EnSource includes the proceeds on sale of rental equipment and the gain on sale of other assets in revenue and the net book value of leased assets sold in the cost of goods sold. Enerflex reflects the gain on sale of all assets as gains on sale of assets. The *pro forma* consolidated financial statements have been adjusted to conform EnSource's presentation to that used by Enerflex.

17. EnSource includes rental equipment and property, plant and equipment together on its balance sheet. Enerflex shows rental assets and property, plant and equipment separately. The *pro forma* consolidated financial statements have been adjusted to conform EnSource's presentation to that used by Enerflex.

APPENDIX B

PART 16 OF THE *BUSINESS CORPORATIONS ACT* (ALBERTA)

194. Definitions

In this Part,

(a) "dissenting offeree" means an offeree who does not accept a take-over bid and a person who acquires from an offeree a share for which a take-over bid is made;

(b) "offer" includes an invitation to make an offer;

(c) "offeree" means a person to whom a take-over bid is made;

(d) "offeree corporation" means a corporation whose shares are the object of a take-over bid;

(e) "offeror" means a person, other than an agent, who makes a take-over bid, and includes 2 or more persons who, directly or indirectly,

(i) make take-over bids jointly or in concert, or

(ii) intend to exercise jointly or in concert voting rights attached to shares for which a take-over bid is made;

(f) "share" means a share with or without voting rights and includes

(i) a security currently convertible into such a share, and

(ii) currently exercisable options and rights to acquire such a share or such a convertible security;

(g) "take-over bid" means an offer made by an offeror to shareholders to acquire all of the shares of any class of shares of an offeree corporation not already owned by the offeror, and includes every take-over bid by a corporation to repurchase all of the shares of any class of its shares which leaves outstanding voting shares of the corporation.

195. Compulsory acquisition of shares of dissenting offeree

(1) A take-over bid is deemed to be dated as of the date on which it is sent.

(2) If within the time limited in a take-over bid for its acceptance or within 120 days after the date of a take-over bid, whichever period is the shorter, the bid is accepted by the holders of not less than 90% of the shares of any class of shares to which the take-over bid relates, other than shares of that class held at the date of the take-over bid by or on behalf of the offeror or an affiliate or associate of the offeror, the offeror is entitled, on the bid being so accepted and on complying with this Part, to acquire the shares of that class held by the dissenting offerees.

(3) The rights of an offeror and offeree under this Part are subject to any unanimous shareholder agreement.

196. Offeror's notices

(1) An offeror may acquire shares held by a dissenting offeree by sending by registered mail within 60 days after the date of termination of the take-over bid and in any event within 180 days after the date of the take-over bid, an offeror's notice to each dissenting offeree stating that

(a) the offerees holding more than 90% of the shares to which the bid relates have accepted the takeover bid,

(b) the offeror is bound to take up and pay for or has taken up and paid for the shares of the offerees who accepted the take-over bid,

(c) a dissenting offeree is required to elect

(i) to transfer the offeree's shares to the offeror on the terms on which the offeror acquired the shares of the offerees who accepted the take-over bid, or

(ii) to demand payment of the fair value of the offeree's shares

(A) by notifying the offeror, and

(B) by applying to the Court to fix the fair value of the shares of the dissenting offeree,

within 60 days after the date of the sending of the offeror's notice,

(d) a dissenting offeree who does not notify the offeror and apply to the Court in accordance with clause (c)(ii) is deemed to have elected to transfer the offeree's shares to the offeror on the same terms that the offeror acquired the shares from the offerees who accepted the take-over bid, and

(e) a dissenting offeree shall send the share certificates of the class of shares to which the take-over bid relates to the offeree corporation within 20 days after he receives the offeror's notice.

(2) Concurrently with sending the offeror's notice under subsection (1), the offeror shall send or deliver to the offeree corporation a notice of adverse claim in accordance with section 77 with respect to each share held by a dissenting offeree.

197. Surrender of share certificate and payment of money

(1) A dissenting offeree to whom an offeror's notice is sent under section 196(1) shall, within 20 days after the offeree receives that notice, send the offeree's share certificates of the class of shares to which the take-over bid relates to the offeree corporation.

(2) Within 20 days after the offeror sends an offeror's notice under section 196(1), the offeror shall pay or transfer to the offeree corporation the amount of money or other consideration that the offeror would have had to pay or transfer to a dissenting offeree if the dissenting offeree had elected to accept the take-over bid under section 196(1)(c)(i).

198. Offeree corporation's obligations

(1) The offeree corporation is deemed to hold in trust for the dissenting offerees the money or other consideration it receives under section 197(2), and the offeree corporation shall deposit the money in a separate account in a bank or other body corporate any of whose deposits are insured by the Canada Deposit Insurance Corporation or guaranteed by the Québec Deposit Insurance Board, and shall place the other consideration in the custody of a bank or such other body corporate.

(2) Within 30 days after the offeror sends an offeror's notice under section 196(1), the offeree corporation shall, if the offeror has paid or transferred to the offeree corporation the money or other consideration referred to in section 197(2),

(a) issue to the offeror a share certificate in respect of the shares that were held by dissenting offerees,

(b) give to each dissenting offeree who elects to accept the take-over bid terms under section 196(1)(c)(i) and who sends or delivers the offeree's share certificates as required under section 197(1), the money or other consideration to which he is entitled, disregarding fractional shares, which may be paid for in money, and

(c) send to each dissenting shareholder who has not sent the shareholder's share certificates as required under section 197(1) a notice stating that

(i) the shareholder's shares have been cancelled,

(ii) the offeree corporation or some designated person holds in trust for him the money or other consideration to which he is entitled as payment for or in exchange for the shareholder's shares, and

(iii) the offeree corporation will, subject to sections 199 to 205, send that money or other consideration to the shareholder forthwith after receiving the shareholder's shares.

199. Offeror's right to apply

If a dissenting offeree has elected to demand payment of the fair value of the offeree's shares under section 196(1)(c), the offeror may, within 20 days after it has paid the money or transferred the other consideration under section 197(2), apply to the Court to fix the fair value of the shares of that dissenting offeree.

200. No security for costs

A dissenting offeree is not required to give security for costs in an application made under this Part.

201. Procedure on application

If more than one application is made under section 196 and 199, the offeror or a dissenting offeree may apply to have the applications heard together.

202. Court to fix fair value

On an application under this Part, the Court shall fix a fair value for the shares of each dissenting offeree who is a party to the application.

203. Power of Court

The Court may in its discretion appoint one or more appraisers to assist the Court to fix a fair value for the shares of a dissenting offeree.

204. Final Order

The final order of the Court shall be made against the offeror in favour of each dissenting offeree who has elected to demand payment of the fair value of the offeree's shares for the fair value of the offeree's shares as fixed by the Court.

205. Additional powers of Court

In connection with proceedings under this Part, the Court may make any order it thinks fit and, without limiting the generality of the foregoing, it may do any or all of the following:

(a) fix the amount of money or other consideration that is required to be held in trust under section 198(1);

(b) order that that money or other consideration be held in trust by a person other than the offeree corporation;

(c) allow a reasonable rate of interest on the amount payable to each dissenting offeree from the date he sends or delivers the offeree's share certificates under section 197(1) until the date of payment;

(d) order that any money payable to a shareholder who cannot be found be paid to the Provincial Treasurer and section 228(3) applies in respect of money so paid.

206. Corporation's offer to repurchase its own shares

(1) If the take-over bid is an offer by a corporation to repurchase its own shares section 196(2) does not apply, and section 197(2) does not apply, but the corporation shall comply with section 189(1) within 20 days after it sends an offeror's notice under section 196(1).

(2) If

(a) the take-over bid is an offer by a corporation to repurchase its own shares, and

(b) the corporation is prohibited by section 34

(i) from depositing or placing the consideration for the shares pursuant to section 198(1), or

(ii) paying the amount for the shares fixed by the Court pursuant to section 202.

(3) If the conditions referred to in subsection (2) are met, the corporation

(a) shall re-issue to the dissenting offeree the shares for which the corporation is not allowed to pay, and

(b) is entitled to use for its own benefit any money or consideration deposited or placed under section 191(1), and

the dissenting offeree is reinstated to the offeree's full rights, as a shareholder.

Offices of the Depositary, CIBC Mellon Trust Company
Toll Free (North America): 1-800-387-0825
Toronto or outside North America: 1-416-643-5500
Facsimile: (416) 643-0825

By Hand and Courier

Calgary	*Toronto*
#600, 333-7th Avenue S.W. Calgary, Alberta T2P 2Z1	199 Bay Street Commerce Court West Securities Level Toronto, Ontario M5L 1G9

By Mail

Toronto

P.O. Box 1036
Adelaide Street Postal
Station
Toronto, Ontario
M5C 2K4

Offices of the Dealer Manager for the Offer

In Canada	**In the United States**
BMO Nesbitt Burns Inc. 1400, 421 – 7th Avenue S.W. Calgary, Alberta T2P 4K9 Telephone: (403) 515-1575	BMO Nesbitt Burns Corp. 700 Louisiana Street, Suite 4400 Houston, Texas 77002 Telephone: (713) 546-9747

Any questions and requests for assistance may be directed by EnSource Shareholders to the Dealer Manager or the Depository at their respective telephone numbers and locations set out above.

The instructions accompanying this Letter of Transmittal should be read carefully before completing this Letter of Transmittal. The Depositary, the Dealer Manager (see below for addresses and telephone numbers) or your investment dealer, stockbroker, bank manager, lawyer or other financial advisor may assist you in completing this Letter of Transmittal.

LETTER OF TRANSMITTAL

To accompany certificates for

Common Shares

of

ENSOURCE ENERGY SERVICES INC.

To be deposited pursuant to the Offer dated June 12, 2002

of

ENERFLEX SYSTEMS LTD.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (CALGARY TIME) ON JULY 18, 2002 (THE "EXPIRY TIME") UNLESS THE OFFER IS WITHDRAWN, EXTENDED OR VARIED.

This Letter of Transmittal, properly completed and signed in accordance with the instructions set out below, together with all other required documents, must accompany certificates for EnSource Shares deposited pursuant to the Offer made by Enerflex to holders of EnSource Shares ("EnSource Shareholders"). EnSource Shareholders whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary prior to the Expiry Time may deposit such EnSource Shares according to the *Procedure for Guaranteed Delivery* set forth in Section 3 of the Offer and instruction 2 of this Letter of Transmittal.

The terms and conditions of the Offer are incorporated by reference into this Letter of Transmittal. Capitalized terms used herein but not defined in this Letter of Transmittal have the meanings ascribed to them in the Offer and Circular dated June 12, 2002 that accompany this Letter of Transmittal.

TO: ENERFLEX SYSTEMS LTD.

AND TO: CIBC MELLON TRUST COMPANY, as Depositary

The undersigned delivers to you the enclosed certificate(s) for EnSource Shares and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for such EnSource Shares upon the terms and conditions contained in the Offer. The following are the details of the delivery of the enclosed certificate(s):

DESCRIPTION OF ENSOURCE SHARES DEPOSITED

(if insufficient space, attach a list in the form below)

Number of EnSource Shares Deposited*	Certificate No. and Type	Name and Address of EnSource Shareholder of Record (please print)
	TOTAL ENSOURCE SHARES	

* See Instruction 6

The undersigned EnSource Shareholder hereby:

1. acknowledges receipt of the Offer and Circular;

2. delivers to you the enclosed certificate(s) representing EnSource Shares and, subject only to the rights of withdrawal set out in the Offer, irrevocably accepts the Offer for and in respect of the EnSource Shares represented by such certificate(s) (the "Purchased Securities") and, on and subject to the terms and conditions of the Offer, deposits and sells, assigns and transfers to Enerflex all right, title and interest in and to the Purchased Securities and in and to any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Securities on or after May 28, 2002 (the "Other Securities"), effective on and after the date that Enerflex takes up and pays for the Purchased Securities (the "Effective Date");

3. represents and warrants that:

   (a) the undersigned has full power and authority to deposit, sell, assign and transfer the Purchased Securities (and any Other Securities) being deposited and has not sold, assigned or transferred and has not agreed to sell, assign or transfer any of such Purchased Securities and/or Other Securities to any other person;

   (b) the undersigned owns the Purchased Securities and/or Other Securities being deposited within the meaning of applicable securities laws;

   (c) the deposit of such Purchased Securities and/or Other Securities complies with applicable laws; and

   (d) when such Purchased Securities and/or Other Securities are taken up and paid for by Enerflex, Enerflex will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever;

4. in the case of EnSource Shareholders who are residents of Canada or residents of any country other than Canada in which share certificates for Enerflex Shares may be lawfully delivered, directs Enerflex and the Depositary, upon Enerflex taking up the Purchased Securities:

   (a) to issue or cause to be issued certificate(s) for Enerflex Shares to which the undersigned is entitled for the Purchased Securities under the Offer in the name indicated below and to send such certificate(s) by first class insured mail, postage prepaid, to the address, or to hold the same for pick-up, as indicated below; and

   (b) to return any certificate(s) for EnSource Shares not purchased to the address indicated below and, in the case of both (a) and (b) to this section 4, if no name, address or delivery instructions are indicated, to the undersigned at the address of the undersigned as shown on the registers maintained by EnSource;

5. waives any right to receive notice of purchase of the Purchased Securities;

6. irrevocably constitutes and appoints the Depositary and any officer of Enerflex, and each of them, and any other person designated by Enerflex in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of the undersigned with respect to the Purchased Securities and any Other Securities deposited herewith which are taken up and paid for under the Offer, effective on and after the Effective Date, with full power of substitution, in the name and on behalf of the undersigned (such power of attorney being deemed to be an irrevocable power coupled with an interest):

   (a) to register or record, transfer and enter the transfer of Purchased Securities and/or Other Securities on the appropriate register of holders maintained by EnSource; and

   (b) except as may otherwise be agreed, to exercise any and all of the rights of the holder of the Purchased Securities and/or Other Securities, including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities and/or Other Securities, revoke any such instrument, authorization or consent given prior to, on or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of the undersigned in respect of such Purchased Securities and/or Other Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of EnSource, and execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of Purchased Securities and/or Other Securities, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder in respect of such Purchased Securities and/or Other Securities;

7. agrees, effective on and after the Effective Date, not to vote any of the Purchased Securities and/or Other Securities at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of EnSource and, except as may otherwise be agreed, not to exercise any or all of the other rights or privileges attached to the Purchased Securities and/or Other Securities, and agrees to execute and deliver to Enerflex any and all instruments of proxy, authorizations or consents in respect of the Purchased Securities and/or Other Securities and to designate in any such instruments of proxy the person or persons specified by Enerflex as the proxy or proxy nominee or nominees of the holder of the Purchased Securities and/or Other Securities in respect of the Purchased Securities and/or Other Securities and acknowledges that upon such appointment, all prior proxies given by the holder of such Purchased Securities and/or Other Securities with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto;

8. agrees that if EnSource should declare or pay any cash dividend, stock dividend or make any other distribution on or issue any rights with respect to any of the Purchased Securities which is or are payable or distributable to the EnSource Shareholders of record on a record date which is prior to the date of transfer into the name of Enerflex or its nominees or transferees on the registers maintained by EnSource of such Purchased Securities following acceptance thereof for purchase pursuant to the Offer, then the whole of such dividend, distribution, payment, security, right, asset or other interest will be received and held by the undersigned for the account of Enerflex and shall be promptly remitted and transferred by the undersigned to the Depositary for the account of Enerflex, accompanied by appropriate documentation of transfer. Pending such remittance, Enerflex will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, security, right, asset or other interest and may withhold the entire consideration payable by Enerflex pursuant to the Offer or deduct from the consideration payable by Enerflex pursuant to the Offer the amount or value thereof, as determined by Enerflex in its sole discretion;

9. covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities and/or Other Securities to Enerflex;

10. acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned, as the case may be;

11. by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any EnSource Shares and accompanying documents deposited pursuant to the Offer will be determined by Enerflex in its sole discretion and that such determination shall be final and binding and acknowledges that:

    (a) Enerflex reserves the absolute right to reject any and all deposits which it determines not to be in a proper form or which may be unlawful to accept under the laws of any applicable jurisdiction;

    (b) Enerflex reserves the absolute right to waive any defect or irregularity in the deposit of any EnSource Shares and accompanying documents;

    (c) there shall be no duty or obligation on Enerflex, the Dealer Manager, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice; and

    (d) Enerflex's interpretation of the terms and conditions of the Offer (including the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery) shall be final and binding;

12. by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed with Enerflex and the Depositary that any contract contemplated by the Offer and this Letter of Transmittal as well as all documents relating thereto including, without limitation, the Notice of Guaranteed Delivery, be drawn up exclusively in the English language. En signant la présente lettre de transmission, le soussigné convient avec Enerflex et le dépositaire que tous les contrats découlant de l'offre et de la présente lettre de transmission ainsi que tous les documents y afférents incluant, sans limiter la portée générale de ce qui précède, l'avis de livraison garantie, soient rédigés exclusivement en anglais; and

13. declares that the undersigned:

    (a) is not acting for the account or benefit of a person from any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction; and

    (b) is not in, or delivering this Letter of Transmittal from, any such jurisdiction.

Dated: ________________________________, 2002

Signature guaranteed by (if required under Instruction 4):

Authorized Signature	Signature of EnSource Shareholder or Authorized Representative – see Instructions 3 and 5
Name of Guarantor (please print or type)	Name of EnSource Shareholder (please print or type)
Address of Guarantor (please print or type)	Name of Authorized Representative, if applicable (please print or type)
	Address of EnSource Shareholder (please print or type)
	Daytime Telephone Number of EnSource Shareholder

BOX A	BOX B
NAME ON ENERFLEX SHARE CERTIFICATE(S) (see Instructions 3 and 4)	**DELIVERY OF ENERFLEX SHARE CERTIFICATE(S)** (see Instructions 3 and 4)
ISSUE ENERFLEX SHARE CERTIFICATE(S) IN THE NAME OF: (please print or type)	SEND ENERFLEX SHARE CERTIFICATE(S) TO: (please print or type)
☐ Registered owner of EnSource Shares, or:	☐ Same address as indicated in Box A, or to:
(Name)	(Name)
(Street Address and Number)	(Street Address and Number)
(City and Province or State)	(City and Province or State)
(Country and Postal (Zip) Code)	(Country and Postal (Zip) Code)
(Telephone – Business)	OR
(Canadian Social Insurance Number or U.S. Resident Taxpayer Identification Number)	☐ HOLD ENERFLEX SHARE CERTIFICATE(S) FOR PICK-UP AGAINST COUNTER RECEIPT

BOX C

RETURN OF CERTIFICATES

IF ENERFLEX DOES NOT TAKE UP AND PAY UNDER THE OFFER, PLEASE RETURN CERTIFICATE(S) REPRESENTING ENSOURCE SHARES TO:
(please print or type)

☐ Same address as Box A or to:

____
(Name)

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal (Zip) Code)

IN THE CASE OF A PARTIAL TENDER (SEE INSTRUCTIONS 6) NEW CERTIFICATE(S) FOR ENSOURCE SHARES ARE TO BE ISSUED AS ONE CERTIFICATE OR:

☐ in the following denominations (please print or type):

____

____

____

SEND NEW CERTIFICATE(S) FOR ENSOURCE SHARES TO:

☐ Same address as Box A
☐ Same address as Box C

BOX D

GUARANTEED DELIVERY

☐ CHECK HERE IF ENSOURCE SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE TORONTO OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING (please print or type):

Name of Registered Holder: ____________________

Date of Execution of Notice of Guaranteed Delivery: ____________________

Name of Institution which Guaranteed Delivery: ____________________

BOX E

UNITED STATES HOLDERS

ARE YOU A U.S. RESIDENT OR A U.S. CITIZEN?

☐ Yes
☐ No

If the answer to the question above, is "yes", please provide your Taxpayer Identification Number

____

INSTRUCTIONS

1. **Use of Letter of Transmittal**

(a) This Letter of Transmittal properly completed and duly executed as required by the instructions set forth below together with accompanying certificate(s) representing the EnSource Shares, together with all other relevant documents, must be received by the Depositary at any of the offices specified below not later than the Expiry Time, unless the Offer is extended or unless the Procedure for Guaranteed Delivery set out in instruction 2 below is employed.

(b) The method of delivery of this Letter of Transmittal, certificates representing EnSource Shares and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received. Enerflex recommends that such documents be delivered by hand to the Depositary and a receipt obtained. If such documents are mailed, Enerflex recommends that registered mail with return receipt requested be used and that proper insurance be obtained. EnSource Shareholders whose EnSource Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their EnSource Shares.

2. **Procedure for Guaranteed Delivery**

If an EnSource Shareholder wishes to deposit EnSource Shares pursuant to the Offer and (i) certificate(s) representing such EnSource Shares are not immediately available, or (ii) such EnSource Shareholder is not able to deliver the certificate(s) representing such EnSource Shares and all other required documents to the Depositary prior to the Expiry Time, such EnSource Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a) such deposit is made by or through an Eligible Institution (as defined below);

(b) a properly completed and duly executed Notice of Guaranteed Delivery in the form accompanying this Letter of Transmittal, or a manually executed facsimile thereof, is received by the Depositary at its office in Toronto listed below, not later than the Expiry Time; and

(c) the certificate(s) representing the deposited EnSource Shares, in proper form for transfer, together with a properly completed and duly executed copy of this Letter of Transmittal covering such EnSource Shares and all other documents required by this Letter of Transmittal, are received by the Depositary at its office in Toronto listed below at or before 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange after the Expiry Date.

The Notice of Guaranteed Delivery may be delivered by hand or courier, transmitted by facsimile transmission or delivered by mail to the Depositary so as to be received by the Depositary at its office in Toronto listed on the back page of this document not later than the Expiry Time and must include a guarantee by an Eligible Institution, in the form set forth in the Notice of Guaranteed Delivery.

An "Eligible Institution" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program ("STAMP"), a member of the Stock Exchange Medallion Program ("SEMP") or a member of the New York Stock Exchange Inc. Medallion Signature Program ("MSP"). Members of these programs are usually members of recognized stock exchanges in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

3. **Signatures**

This Letter of Transmittal must be filled in and executed by the holder of EnSource Shares accepting the Offer described above or by such holder's duly authorized representative (in accordance with Instruction 5).

(a) If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such certificate(s) is held of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b) If this Letter of Transmittal is executed by a person other than the registered owner(s) of the EnSource Shares or if certificate(s) representing Enerflex Shares are to be issued to a person other than the registered owner(s) of EnSource Shares:

(i) such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii) the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in instruction 4 below.

4. **Guarantee of Signatures**

If this Letter of Transmittal is executed by a person other than the registered owner(s) of the EnSource Shares, if certificate(s) representing Enerflex Shares are to be issued to a person other than such registered owner(s) (see Box A) or sent to an address other than the address of the registered owner(s) (see Box B) as shown on the register of EnSource Shareholders maintained by EnSource or if EnSource Shares not purchased are to be returned to a person other than such registered owner(s) (see Box C) or sent to an address other than the address of the registered owner(s) (see Box C) as shown on the register of EnSource Shareholders maintained by EnSource, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary. No guarantee is required if the signature is that of an Eligible Institution.

5. **Fiduciaries, Representatives and Authorizations**

Where this Letter of Transmittal or any certificate or share transfer or power of attorney is executed by a person on behalf of an executor, administrator, trustee, guardian, attorney-in-fact, agent, corporation, partnership or association, or is executed by any other person acting in a fiduciary or representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either Enerflex or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

6. **Partial Tenders**

If less than the total number of EnSource Shares evidenced by any certificate submitted is to be deposited under the Offer, fill in the number of EnSource Shares to be deposited in the appropriate space on this Letter of Transmittal. In such case, new certificate(s) for the number of EnSource Shares not deposited will be sent to the registered owner as soon as practicable following the Expiry Time, unless otherwise provided in the appropriate box on this Letter of Transmittal (See Box C). The total number of EnSource Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7. **Miscellaneous**

(a) If the space on this Letter of Transmittal is insufficient to list all certificates for EnSource Shares, additional certificate numbers and number of EnSource Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b) If EnSource Shares are registered in different forms (e.g. "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted. All depositing EnSource Shareholders by execution of this Letter of Transmittal waive any right to receive any notice of the acceptance of EnSource Shares for payment.

(d) The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Alberta and the laws of Canada applicable therein.

(e) Additional copies of the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at any of the addresses listed on the back page of this document.

8. **Lost Certificates**

If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary listed on the back page of this document. The Depositary will provide replacement instructions. If a share certificate has been lost or destroyed, please ensure that you provide your telephone number to the Depositary so that the Depositary may contact you.

Offices of the Depositary, CIBC Mellon Trust Company

Toll Free (North America): 1-800-387-0825
Toronto or outside North America: 1-416-643-5500

By Hand and Courier

Calgary *or* *Toronto*

#600, 333 – 7th Avenue SW
Calgary, Alberta
T2P 2Z1

199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario
M5L 1G9

By Mail

Toronto

P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario
M5C 2K4

Offices of the Dealer Manager for the Offer

In Canada

BMO Nesbitt Burns Inc.
1400, 421 – 7th Avenue S.W.
Calgary, Alberta
T2P 4K9
Telephone: (403) 515-1575

In the United States

BMO Nesbitt Burns Corp.
700 Louisiana Street,
Suite 4400
Houston, Texas
77002
Telephone: (713) 546-9747

Any questions and requests for assistance may be directed by EnSource Shareholders to the Depositary or the Dealer Manager at their respective telephone numbers and locations set out above.

The instructions accompanying this Notice of Guaranteed Delivery should be read carefully before completing this Notice of Guaranteed Delivery. The Depositary (see the bottom of this page for addresses and telephone numbers), the Dealer Manager or your investment dealer, stockbroker, bank manager, lawyer or other financial advisor may assist you in completing this Notice of Guaranteed Delivery.

THIS IS NOT A LETTER OF TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY

for Common Shares of

ENSOURCE ENERGY SERVICES INC.

To be deposited pursuant to the Offer dated June 12, 2002

of

ENERFLEX SYSTEMS LTD.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (CALGARY TIME) ON JULY 18, 2002 (THE "EXPIRY TIME") UNLESS THE OFFER IS WITHDRAWN, EXTENDED OR VARIED.

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used herein but not defined in this Notice of Guaranteed Delivery have the meanings ascribed to them in the Offer and Circular dated June 12, 2002 that accompanies this Notice of Guaranteed Delivery.

If an EnSource Shareholder wishes to deposit EnSource Shares pursuant to the Offer and (i) the certificate(s) representing such EnSource Shares are not immediately available, or (ii) such Shareholder is not able to deliver the certificate(s) representing such EnSource Shares and all other required documents to the Depositary prior to the Expiry Time, unless the Offer is extended or withdrawn, such EnSource Shares may nevertheless be deposited pursuant to the Offer by utilizing the procedure contemplated by this Notice of Guaranteed Delivery provided that all of the following conditions are met:

(a) such deposit is made by or through an Eligible Institution;

(b) a properly completed and duly executed copy of this Notice of Guaranteed Delivery, or a manually executed facsimile hereof, is received by the Depositary at its office in Toronto at the address specified below, not later than the Expiry Time; and

(c) the certificate(s) representing deposited EnSource Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, covering such EnSource Shares, and all other documents required by the Letter of Transmittal, are received by the Depositary at its office in Toronto at the address specified below at or prior to 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange after the Expiry Date.

This Notice of Guaranteed Delivery may be delivered by hand or courier, transmitted by facsimile transmission or delivered by mail to the Depositary so as to be received by the Depositary at its office in Toronto listed below not later than the Expiry Time and must include a guarantee by an Eligible Institution in the form set forth below.

This form is not to be used to guarantee signatures on the Letter of Transmittal. If a signature on a Letter of Transmittal is required to be guaranteed by an Eligible Institution, such signature guarantee must appear in the applicable space provided in the Letter of Transmittal.

TO: **ENERFLEX SYSTEMS LTD.**

AND TO: **CIBC MELLON TRUST COMPANY, as Depositary**

Toll Free (North America): 1-800-387-0825
Toronto or outside North America: 1-416-643-5500
Facsimile: (416) 643-3148

By Hand and Courier
199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario
M5L 1G9

By Mail
P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario
M5C 2K4

DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS OR TRANSMISSION OF THIS NOTICE OF GUARANTEED DELIVERY VIA A FACSIMILE NUMBER OTHER THAN AS SET FORTH ABOVE, DOES NOT CONSTITUTE A VALID DELIVERY.

The undersigned hereby deposits with Enerflex Systems Ltd., upon the terms and subject to the conditions set forth in the Offer, the Circular and the related Letter of Transmittal, receipt of which is hereby acknowledged, the EnSource Shares described below pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer, "Manner of Acceptance" and Instruction 2 of the related Letter of Transmittal.

Number of EnSource Shares	Certificate No. (if available)	Name and address of EnSource Shareholder (please print)
	TOTAL ENSOURCE SHARES	

Telephone Number (including area code) during Business Hours:

(   ) ____________________

Dated: ____________________, 2002

____
Signature(s)

____
Name (please print)

NOTE: DO NOT SEND CERTIFICATE(S) FOR ENSOURCE SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATE(S) FOR ENSOURCE SHARES SHOULD BE SENT WITH YOUR LETTER OF TRANSMITTAL.

GUARANTEE

(Not to be used for signature guarantee)

The undersigned, an Eligible Institution, hereby guarantees delivery to the Depositary (at its office in Toronto listed above) of the certificate(s) representing EnSource Shares deposited hereby, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal in the form enclosed herewith and all other documents required by the Letter of Transmittal, all at or prior to 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange after the Expiry Time.

Name of Firm: ____________________ Authorized Signature: ____________________

Address of Firm: ____________________ Name: ____________________

____________________ Title: ____________________

Telephone Number: ____________________ Dated: ____________________

This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Offer, you should consult with your investment dealer, stockbroker, lawyer or other professional advisor. Inquiries concerning the information in this document should be directed to EnSource Energy Services Inc. to the attention of Gary R. Holden, Chairman, President and Chief Executive Officer at (403) 269-6040.

EnSource

EnSource Energy Services Inc.

Directors' Circular

recommending

ACCEPTANCE

of the Offer by

ENERFLEX SYSTEMS LTD.

dated June 12, 2002

to purchase all of the issued and outstanding common shares of

ENSOURCE ENERGY SERVICES INC.

The Board of Directors of EnSource Energy Services Inc. has unanimously determined that the Offer is fair, from a financial point of view, to EnSource Shareholders and is in the best interests of EnSource and the EnSource Shareholders and unanimously recommends that EnSource Shareholders ACCEPT the Offer. EnSource's Financial Advisor has concluded that the Offer is fair, from a financial point of view, to EnSource Shareholders.

NOTICE TO U.S. SHAREHOLDERS

The tender offer referred to herein is made for the securities of a Canadian issuer and while the Enerflex Offer is subject to Canadian disclosure requirements, Shareholders should be aware that these requirements are different from those of the United States. The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that EnSource Energy Services Inc. is incorporated under the laws of and its business offices are located in a foreign country, that some or all of its officers and directors are residents of a foreign country and that a substantial portion of the assets of EnSource are located outside of the United States.

TABLE OF CONTENTS

DEFINITIONS

In this Directors' Circular, unless the subject matter or context is inconsistent therewith, the following terms shall have the meanings set forth below:

"ABCA" means the *Business Corporations Act* (Alberta), as amended;

"affiliate" has the meaning ascribed thereto in the ASA;

"Applicable Laws" means securities laws, corporate laws and rules of the TSX applicable to the Offer;

"ASA" means the *Securities Act* (Alberta), as amended;

"associate" has the meaning ascribed thereto in the ASA;

"Board of Directors" means the board of directors of EnSource;

"CBCA" means the *Canada Business Corporations Act,* as amended;

"Enerflex" or the **"Offeror"** means Enerflex Systems Ltd., a corporation continued under the CBCA;

"Enerflex Material Adverse Change" means any change in the business, assets, capitalization, financial condition, licenses, permits, rights, privileges or liabilities (including without limitation any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), whether contractual or otherwise, of Enerflex or any of its subsidiaries, taken as a whole, which is or would be materially adverse to the business of Enerflex and its subsidiaries and other entities or ventures in which it has a material interest, taken as a whole, or to the value of the Enerflex Shares;

"Enerflex Offer" or **"Offer"** means the offer dated June 12, 2002 by the Offeror to purchase all of the issued and outstanding EnSource Shares on the basis of 0.26 of an Enerflex Share for each EnSource Share;

"Enerflex Offering Circular" means the Enerflex Offer and the accompanying circular of the Offeror dated June 12, 2002;

"Enerflex Shares" means common shares in the capital of Enerflex;

"EnSource" or **"Corporation"** means EnSource Energy Services Inc., a corporation incorporated under the ABCA;

"EnSource Options" means options to purchase EnSource Shares pursuant to the EnSource share option plans;

"EnSource Shares" means common shares in the capital of EnSource;

"Expiry Time" means 5:00 p.m. (Calgary time) on July 18, 2002, or such later time or times as may be fixed by the Offeror from time to time pursuant to the terms of the Enerflex Offer and the Pre-Acquisition Agreement;

"Financial Advisor" or **"Simmons & Company"** means Simmons & Company International;

"Lock-Up Agreements" means the lock-up agreements between Enerflex and certain directors, senior officers and employees of EnSource and ONCAP LP, ONCAP (Cayman) LP, RedTree Capital Corp., ARC Equity Management (Fund 2) Ltd. and ARC Equity Management Ltd.;

"Material Adverse Change" means any change in the business, assets, capitalization, financial condition, licenses, permits, rights, privileges or liabilities (including without limitation any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise) whether contractual or otherwise of EnSource or any of its subsidiaries, taken as a whole, which is or would be materially adverse to the business of EnSource and its subsidiaries and other entities or ventures in which it has a material interest, taken as a whole, or to the value of the EnSource Shares to Enerflex;

"Pre-Acquisition Agreement" means the pre-acquisition agreement entered into on May 28, 2002 between EnSource and Enerflex;

"Shareholder" means a holder of EnSource Shares; and

"TSX" means the Toronto Stock Exchange.

Unless otherwise indicated herein, all dollar amounts set forth in this Directors' Circular are in Canadian Dollars.

SUMMARY

The information set out below is a summary only and is qualified by the more detailed information appearing elsewhere in this Directors' Circular. This Directors' Circular should be read carefully and in its entirety by Shareholders as it provides important information regarding EnSource and the Enerflex Offer. Unless the context otherwise requires, all capitalized terms appearing in this Summary have the meanings ascribed to such terms in the Definitions section and elsewhere in this Directors' Circular.

Recommendation of the Board of Directors: **The Board of Directors has unanimously determined that the Offer is fair from a financial point of view, to EnSource Shareholders and is in the best interests of EnSource and the EnSource Shareholders and unanimously recommends that EnSource Shareholders accept the Enerflex Offer.**

Reasons for Recommendation: The Board of Directors has carefully reviewed and considered the Enerflex Offer and has received the benefit of advice from its Financial Advisor and legal advisors. The Board of Directors has unanimously concluded that the Enerflex Offer is fair, from a financial point of view, to the Shareholders and recommends that the Enerflex Offer be accepted by Shareholders principally for the following reasons:

Strategic Fit The Board of Directors believes that the business of Enerflex makes an excellent fit with the EnSource business and the opportunity to participate in a combined business will benefit Shareholders and EnSource customers.

Fairness Opinion: The opinion of Simmons & Company, independent financial advisors to the Board of Directors, is that, as at the date hereof, the Enerflex Offer is fair, from a financial point of view, to the holders of EnSource Shares.

Premium over Market Price: The value of the Offer based on a closing price of $19.25 of the Enerflex Shares on the TSX on May 28, 2002, the last trading day prior to the public announcement by Enerflex of its intention to make the Offer, is $5.01 per EnSource Share, a 6.5% premium over the closing price of $4.70 of the EnSource Shares on the TSX on May 28, 2002 and an 8.2% premium over the 20 day weighted average trading price of EnSource Shares for the period ending May 28, 2002.

The Enerflex Offer is the Most Attractive Alternative: The Board of Directors has considered several alternatives, entered into discussions with other parties, and has concluded that the Enerflex Offer is EnSource's most attractive alternative. In addition to providing strategic benefits with a combined Enerflex and EnSource, the Enerflex Offer gives Shareholders an opportunity to participate in future growth.

Acceptance of Offer by Major Shareholders, Directors and Senior Officers of EnSource:	ONCAP L.P., ONCAP (Cayman) L.P., RedTree Capital Corp., ARC Equity Management (Fund 2) Ltd. and ARC Equity Management Ltd., certain directors and senior officers of EnSource and certain employees have, pursuant to Lock-Up Agreements, agreed to tender their EnSource Shares (together with any EnSource Shares acquired pursuant to the exercise of EnSource Options and warrants to purchase EnSource Shares) in acceptance of the Enerflex Offer.
Superior Acquisition Proposal Permitted:	Under the terms of the Pre-Acquisition Agreement, the Board of Directors is able to respond, in accordance with its fiduciary duties, to unsolicited superior proposals made prior to the successful completion of the Enerflex Offer.

ENSOURCE ENERGY SERVICES INC.

DIRECTORS' CIRCULAR

June 12, 2002

This Directors' Circular is issued by the Board of Directors in connection with the Enerflex Offer to purchase all of the issued and outstanding EnSource Shares on the basis of 0.26 of an Enerflex Share for each EnSource Share, upon the terms and subject to the conditions set forth in the Enerflex Offering Circular dated June 12, 2002. The Enerflex Offer expires at 5:00 p.m. (Calgary time) on July 18, 2002, unless withdrawn or extended. The Enerflex Offer is made pursuant to the terms of the Pre-Acquisition Agreement.

Reference is made to the Enerflex Offering Circular for, among other things, details of the terms and conditions of the Enerflex Offer.

REASONS FOR RECOMMENDATION

The Board of Directors has carefully reviewed and considered the Enerflex Offer and has received the benefit of advice from its Financial Advisor and legal advisors. The Board of Directors has unanimously (i) approved the Enerflex Offer and the Pre-Acquisition Agreement, (ii) determined that the entering into of the Pre-Acquisition Agreement and the Enerflex Offer are in the best interests of EnSource and the Shareholders, and (iii) determined that the Enerflex Offer is fair, from a financial point of view, to Shareholders and is in the best interests of EnSource and the EnSource Shareholders. The Board of Directors unanimously recommends that the Enerflex Offer be accepted by Shareholders. In reaching its unanimous conclusion and making its recommendation, the Board of Directors considered a number of different factors including principally the following:

1. Strategic Fit

The Board of Directors believes that the business of Enerflex makes an excellent fit with the EnSource business and the opportunity to participate in a combined business will benefit Shareholders and EnSource customers. Reference is made to the Enerflex Offering Circular for details of the benefits of the acquisition to Shareholders and customers.

2. Fairness Opinion

The Board of Directors has received a written opinion from Simmons & Company dated June 11, 2002 stating that the consideration offered under the Enerflex Offer is fair, from a financial point of view, to the holders of EnSource Shares. A copy of the written opinion of Simmons & Company is attached as Appendix "A" hereto. Shareholders should read this opinion in its entirety.

The Board of Directors unanimously concurs with the opinion of the Financial Advisor, has authorized the inclusion of Simmons & Company's opinion in this Directors' Circular for the benefit of Shareholders and considers the opinion of the Financial Advisor as one of the reasons for its recommendation that the Enerflex Offer be accepted.

3. Premium Over Market Price

The value of the Offer based on a closing price of $19.25 of the Enerflex Shares on the TSX on May 28, 2002, the last trading day prior to the public announcement by Enerflex of its intention to make the Offer, is $5.01 per EnSource Share, a 6.5% premium over the closing price of $4.70 of the EnSource Shares on the TSX on May 28, 2002 and an 8.2% premium over the 20 day weighted average trading price of EnSource Shares for the period ending May 28, 2002.

4. The Enerflex Offer is the Most Attractive Alternative

The Board of Directors has considered several alternatives, entered into discussions with other parties, and has concluded that the Enerflex Offer is EnSource's most attractive alternative. In addition to providing strategic benefits with a combined Enerflex and EnSource, the Enerflex Offer gives Shareholders an opportunity to participate in future growth.

5. Acceptance of Offer by Major Shareholders, Directors and Senior Officers of EnSource

ONCAP L.P., ONCAP (Cayman) L.P., RedTree Capital Corp., ARC Equity Management (Fund 2) Ltd. and ARC Equity Management Ltd., certain directors and senior officers of EnSource and certain EnSource employees have, pursuant to Lock-Up Agreements, agreed to tender their EnSource Shares (together with any EnSource Shares acquired pursuant to the exercise of EnSource Options and warrants to purchase EnSource Shares) in acceptance of the Enerflex Offer. See "Intentions of Directors and Officers in Respect of the Enerflex Offer".

6. Superior Acquisition Proposal Permitted

Pursuant to the Pre-Acquisition Agreement, the Board of Directors is able to respond, in accordance with its fiduciary duties, to unsolicited superior proposals made prior to the successful completion of the Enerflex Offer. The ability to respond is subject to the restrictions and conditions contained in the Pre-Acquisition Agreement. See "The Pre-Acquisition Agreement".

BACKGROUND TO THE ENERFLEX OFFER AND RESPONSE OF ENSOURCE

In June 2001 the Board of Directors, after considering the business and operations of the Corporation, the industry conditions and economic market conditions, determined to commence an analysis of the Corporation's strategic alternatives to maximize shareholder value.

In June 2001, the Board of Directors established a Special Committee to direct their review and consideration of strategic alternatives available to EnSource. The Special Committee of directors consisted of Mark Gordon, Lindsay Hood and John King. The Corporation retained Simmons & Company, a Houston based investment bank specializing in the global energy sector, as financial advisors. On June 20, 2001, the Corporation publicly announced that Simmons & Company had been retained as financial advisors with a mandate to assist EnSource in evaluating strategic alternatives to enhance shareholder value. Simmons & Company, in consultation with the Special Committee, developed a list of industry participants who were most likely to have the interest and ability to engage in a strategic transaction with EnSource. In September 2001, after consultation with the Special Committee, Simmons & Company distributed to a select list of industry participants, following their execution of a confidentiality agreement, a descriptive memorandum with respect to the potential sale of EnSource.

Discussions took place with potential candidates during September and October of 2001, after which potential candidates were invited to submit initial indications of interest. Following an evaluation of the initial indications of interest, the Special Committee, with the advice of Simmons & Company, determined to provide certain additional information to three select parties in the form of management presentations and a data room. These candidates were requested to provide a non-binding offer on or before November 16, 2001, with the intention that such non-binding offer would form the basis for further disclosure and discussion with the potential candidates.

As a result of this process, written, non-binding proposals were received from all three interested parties, including a non-binding offer submitted by Enerflex on November 16, 2001. Further negotiations took place with each of these parties.

In February 2002, Enerflex's proposal was determined by the Board of Directors of EnSource to be the most attractive. Up to this date, the Special Committee had met on numerous occasions, both formally and informally, to receive updates from management and financial and legal advisors as to the status of the process, and had follow-up discussions with several potential bidders. The full Board of Directors was also updated periodically by the Special Committee.

Due to the relatively small size of the EnSource Board, once negotiations were embarked upon with Enerflex, the full Board became the venue for direction of management and the transaction.

On March 5, 2002, EnSource entered into a confidentiality agreement in favor of Enerflex and proceeded with a detailed review of the Enerflex business.

On numerous occasions as negotiations proceeded, the EnSource Board, either directly or through management, took advice from legal advisors, Burnet, Duckworth & Palmer LLP, and from Simmons & Company as to the structure and fairness of the proposed transaction and the terms of the draft Pre-Acquisition Agreement. The Board of Directors reviewed the terms of the draft Pre-Acquisition Agreement, discussed with management and advisors outstanding issues and fully considered its duties and responsibilities to Shareholders. Management was regularly directed by the Board of Directors as to parameters of negotiations on certain specific terms of the Pre-Acquisition Agreement.

On May 22, 2002, the Board of Directors approved the Pre-Acquisition Agreement and unanimously determined that the Offer is in the best interests of EnSource and EnSource Shareholders and unanimously concluded the Enerflex Offer to be fair and resolved to recommend acceptance of the Enerflex Offer by the holders of EnSource Shares.

After satisfaction of certain conditions to execution of the Pre-Acquisition Agreement, the Pre-Acquisition Agreement was entered into and delivered on the afternoon of May 28, 2002 and the transaction was announced after the markets closed on May 28, 2002.

In conjunction with the execution and delivery of the Pre-Acquisition Agreement, certain shareholders of EnSource, certain of the directors and officers of EnSource and certain employees of EnSource, holding in the aggregate, approximately 70% of the EnSource Shares, entered into Lock-up Agreements with Enerflex under which such persons agreed to deposit their EnSource Shares and all EnSource Shares issuable upon the exercise of warrants and in-the-money-options to acquire EnSource Shares pursuant to the Enerflex Offer.

On June 11, 2002, the Board of Directors met again and reconfirmed its recommendation respecting the Enerflex Offer and approved the contents of this Directors' Circular.

The Board of Directors has unanimously determined that the Offer is fair, from a financial point of view, to EnSource Shareholders and is in the best interests of EnSource and its Shareholders and unanimously recommends that EnSource Shareholders accept the Enerflex Offer. EnSource's Financial Advisor has concluded that the Offer is fair, from a financial point of view, to EnSource Shareholders.

THE PRE-ACQUISITION AGREEMENT

The following summary of the Pre-Acquisition Agreement is qualified in its entirety by the provisions of the Pre-Acquisition Agreement.

The Offer

On May 28, 2002, Enerflex and EnSource entered into the Pre-Acquisition Agreement pursuant to which Enerflex agreed to make the Offer to purchase all of the EnSource Shares for 0.26 of an Enerflex Share for each EnSource Share (provided that fractional Enerflex Shares will not be issued and will be rounded up or down to the nearest whole number of Enerflex Shares). The Pre-Acquisition Agreement provides that the Offer is subject to certain conditions including, among other things, that a minimum of 66 $^{2}/_{3}$% of the EnSource Shares (calculated on a diluted basis) be deposited and not withdrawn under the Offer (the "Minimum Condition").

The Pre-Acquisition Agreement provides, among other things, that Enerflex may, in its sole discretion, waive or amend any term or condition of the Offer for its benefit, provided that Enerflex shall not, without the consent of EnSource, waive or reduce the Minimum Condition, impose additional conditions on the Offer, decrease the consideration to be paid for the EnSource Shares or make any other change in the Offer which is adverse to Shareholders.

Treatment of Stock Options

Pursuant to the Pre-Acquisition Agreement and subject to the receipt of any necessary regulatory approvals, persons holding EnSource Options who may do so under Applicable Laws and in accordance with EnSource's stock option plans shall be entitled to exercise all of their EnSource Options and tender all EnSource Shares issued in connection therewith under the Offer. The Board of Directors shall not, prior to completion of the Offer, grant additional EnSource Options. Enerflex has agreed that all EnSource Options which have been tendered to EnSource for exercise, conditional on Enerflex taking up EnSource Shares under the Offer (the "Conditional Option Exercise"), shall be deemed to have been exercised concurrently with the take-up of EnSource Shares by Enerflex. Furthermore, Enerflex shall accept as validly tendered under the Offer as of the take-up and payment date under the Offer all EnSource Shares which are to be issued pursuant to the Conditional Option Exercise, provided that the holders of such EnSource Options indicate that such shares are tendered pursuant to the Offer and provided that such holders agree to surrender their remaining unexercised EnSource Options with exercise prices of less than $5.60 per EnSource Share, if any, to EnSource for cancellation for no consideration effective immediately after the take up and payment date under the Offer.

Under the EnSource stock option plans, the Board of Directors may cause all option entitlements with respect to EnSource Options having exercise prices of less than $5.60 per share to accelerate and vest as a result of Enerflex making the Offer. EnSource agrees to cause the acceleration of all such unvested EnSource Options and to use commercially reasonable efforts to encourage and facilitate all persons holding such EnSource Options (other than persons participating in the Conditional Option Exercise described above) to enter into agreements to exercise all such EnSource Options and deposit (and not withdraw) all of the EnSource Shares issued in connection therewith under the Offer.

Subject to the receipt of any necessary regulatory approvals and conditional on Enerflex taking up EnSource Shares under the Offer, EnSource agrees to use its commercially reasonable efforts to ensure that each holder of EnSource Options with exercise prices of $5.60 per share or greater ("Out-of-the-Money EnSource Options") enters into an agreement pursuant to which such holder agrees that such Out-of-the-Money EnSource Options shall be exchanged for an option (collectively, the "Enerflex Options") under Enerflex's stock option plan to purchase that number of Enerflex Shares determined by multiplying the number of EnSource Shares subject to such Out-of-the-Money EnSource Options by 0.26 at an exercise price per share of Enerflex Shares equal to the exercise price per share of such Out-of-the-Money EnSource Options divided by 0.26. If the foregoing calculation results in an exchanged Out-of-the-Money EnSource Option being exercisable for a fraction of an Enerflex Share, then the number of Enerflex Shares subject to such calculation shall be rounded down to the nearest whole number of shares, and the total exercise price for the Enerflex Option will be reduced by the exercise price of the fractional share. The term and exercisability of the Enerflex Options shall be the same as the exchanged EnSource Options and all other terms and conditions of the Out-of-the-Money EnSource Options exchanged in accordance with the terms of the Pre-Acquisition Agreement shall operate in accordance with the Enerflex stock option plan.

Enerflex Board of Directors

If Enerflex takes up and pays for EnSource Shares pursuant to the Offer, promptly thereafter Enerflex shall cause two nominees of EnSource acceptable to Enerflex to be appointed to the board of directors of Enerflex.

Enerflex Share Issuances

Enerflex will not announce or initiate any issuance of equity securities from treasury other than pursuant to the exercise of Enerflex stock options:

(a) until the appointment of the EnSource nominees to the Enerflex board of directors, as contemplated by the Pre-Acquisition Agreement, without the approval of EnSource; and

(b) during the period commencing from the appointment of the EnSource nominees to the Enerflex board of directors, as described above, until 90 days following the initial take-up and payment of EnSource Shares pursuant to the Offer, without the unanimous approval of Enerflex's board of directors.

Approval by the Board of Directors of EnSource

Pursuant to the Pre-Acquisition Agreement, EnSource consented to the Offer and confirmed that the Board of Directors has unanimously approved the Offer and the Pre-Acquisition Agreement, determined that the Offer is fair, from a financial point of view, to Shareholders, is in the best interests of EnSource and the Shareholders and resolved to unanimously recommend acceptance of the Offer by Shareholders. Notwithstanding the foregoing, the Board of Directors may withdraw, modify or change any recommendation regarding the Offer if, in the opinion of the board of directors of EnSource, acting reasonably and after receiving advice from counsel, an Enerflex Material Adverse Change has occurred or such withdrawal, modification or change is otherwise necessary for the Board of Directors to act in a manner consistent with its fiduciary duties under Applicable Laws. EnSource may also accept, recommend, approve or implement a Superior Proposal (as defined under "No Solicitation" below) from a third party in the circumstances described under "No Solicitation" below.

No Solicitation

Pursuant to the Pre-Acquisition Agreement, EnSource has agreed to cease any existing discussions or negotiations with any parties conducted prior to the execution of the Pre-Acquisition Agreement by EnSource with respect to an EnSource Acquisition Proposal (as defined under "EnSource Acquisition Proposal" below).

EnSource has also agreed that after the execution of the Pre-Acquisition Agreement it will not, and will not authorize or permit any of its Representatives (as defined in the Pre-Acquisition Agreement) to: (i) solicit, initiate or encourage (including, without limitation, by way of furnishing information) any inquiry or the making of any proposal to EnSource or its shareholders from any person which constitutes, or may reasonably be expected to lead to (in either case, whether in one transaction or a series of transactions) an EnSource Acquisition Proposal, or (ii) enter into or participate in any discussions or negotiations regarding an EnSource Acquisition Proposal or, except in the ordinary course of business, furnish to any other person any information with respect to the business properties, operations, prospects or conditions (financial or otherwise) of EnSource or its subsidiaries, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing, or (iii) waive, or otherwise forbear (except in respect of non-material matters) in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits of EnSource or its subsidiaries under confidential information agreements including, without limitation, any "standstill provisions" thereunder, provided that EnSource may engage in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, by EnSource, its subsidiaries or any of the Representatives) seeks to initiate such discussions or negotiations and may furnish such third party information concerning EnSource and its business, properties and assets which has previously been provided to Enerflex if, and only to the extent that:

(a) the third party has first made a *bona fide* written EnSource Acquisition Proposal that is financially superior for the Shareholders to the Offer and the third party has demonstrated that such proposal constitutes a commercially feasible transaction which could be carried out within a time frame that is reasonable in the circumstances and that the funds or other consideration necessary are reasonably likely to be available, as determined in good faith by the Board of Directors after receiving the advice of its financial advisors (a "Superior Proposal"), and the Board of Directors has concluded in good faith, after considering applicable laws and receiving the written advice of outside counsel, that such action is required by the Board of Directors to act in a manner consistent with its fiduciary duties under applicable law;

(b) prior to furnishing such information to or entering into discussions or negotiations with the third party, EnSource shall notify Enerflex orally and in writing specifying that it is furnishing information to or entering into discussions or negotiations with such person or entity in respect of a Superior Proposal, receive from the third party an executed confidentiality agreement having confidentiality and standstill terms substantially similar to those contained in the confidentiality agreement executed by Enerflex, and immediately provide Enerflex with a complete copy of the Superior Proposal and any amendments to the proposal and confirm in writing the determination of the Board of Directors that the EnSource Acquisition Proposal if completed would constitute a Superior Proposal;

(c) EnSource shall provide immediate notice to Enerflex at such time as it or such third party terminates any such discussions or negotiations; and

(d) EnSource immediately provides to Enerflex any information provided to any third party whether or not previously made available to Enerflex.

In addition, EnSource may comply with securities laws relating to the provision of this directors' circular, and make appropriate disclosure with respect thereto to Shareholders.

EnSource may accept, recommend, approve or implement a Superior Proposal from a third party and terminate the Pre-Acquisition Agreement, but only if prior to such acceptance, recommendation, approval or implementation of such Superior Proposal, the Board of Directors has concluded in good faith, after considering provisions of applicable law and after giving effect to all proposals to adjust the terms and conditions of the Pre-Acquisition Agreement and the Offer which may be offered by Enerflex during the two business day notice period described under "Right to Amend and Make a Superior Offer" below and after receiving the advice of outside counsel, that such action is required by the Board of Directors to act in a manner consistent with its fiduciary duties under applicable law and EnSource terminates the Pre-Acquisition Agreement.

Right to Amend and Make a Superior Offer

EnSource must give Enerflex orally and in writing at least two business days advance notice of any decision by the Board of Directors to accept, recommend, approve or implement a Superior Proposal, which notice shall provide a true and complete copy of the Superior Proposal and any amendments to such proposal. In addition EnSource shall, and shall cause its financial and legal advisors to, negotiate in good faith with Enerflex to make such adjustments in the terms and conditions of the Pre-Acquisition Agreement and the Offer as would enable EnSource to proceed with the Offer as amended rather than the Superior Proposal. In the event Enerflex proposes to amend the Pre-Acquisition Agreement and the Offer to provide superior value to that provided under the Superior Proposal within the two business day period specified above, then EnSource shall not enter into any agreement regarding the Superior Proposal.

EnSource Acquisition Proposal

As defined in the Pre-Acquisition Agreement, "EnSource Acquisition Proposal" means (i) an acquisition from EnSource or its Shareholders of any securities of EnSource or its subsidiaries (other than on exercise of EnSource Options or EnSource warrants); (ii) any acquisition of a substantial amount of assets of any of EnSource or its subsidiaries; (iii) an amalgamation, arrangement, merger, or consolidation of any of EnSource or its subsidiaries; or (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving any of EnSource or its subsidiaries or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Pre-Acquisition Agreement or the Offer or which would or could reasonably be expected to materially reduce the benefits to Enerflex under the Pre-Acquisition Agreement or the Offer.

Liquidated Damages

Provided there is no material breach or non-performance by Enerflex of a material provision of the Pre-Acquisition Agreement, EnSource has agreed to pay to Enerflex $8.7 million in respect of liquidated damages in the event that EnSource materially breaches any of its material covenants, agreements, representations and warranties in the Pre-Acquisition Agreement which makes it impossible or unlikely that one or more of the conditions described in the Offer will be satisfied.

The fee in respect of liquidated damages is payable within three business days of the date of the earliest of such event(s) giving rise to the payment obligation and is without prejudice to the right of Enerflex to seek injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in the Pre-Acquisition Agreement or to otherwise obtain specific performance of any act, covenants or agreements upon breach of any provision of the Pre-Acquisition Agreement.

Termination

The Pre-Acquisition Agreement may, subject to its specific terms, be terminated:

(a) by mutual written consent of Enerflex and EnSource;

(b) by either Enerflex or EnSource if Enerflex shall not have taken up and paid for the EnSource Shares under the Offer on or before the required time period following the expiry time (as it may be extended) of the Offer, unless the absence of such occurrence shall be due to the failure of the party seeking to terminate the Pre-Acquisition Agreement to perform the obligations under the Pre-Acquisition Agreement required to be performed by it;

(c) by either Enerflex or EnSource if a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Pre-Acquisition Agreement and such order, decree, ruling or other action shall have become final and non-appealable, provided that the party seeking to terminate the Pre-Acquisition Agreement pursuant to this provision shall have used all reasonable best efforts to remove such order, decree, ruling or injunction and shall not have caused such order, decree or ruling by the wilful or intentional violation of any agreement or undertaking;

(d) by EnSource if Enerflex shall not have taken up and paid for the EnSource Shares pursuant to the Offer on or before August 30, 2002;

(e) by either Enerflex or EnSource if the other party is in material breach of any material covenant, agreement or representation or warranty contained in the Pre-Acquisition Agreement provided that, in the case only where such breach is capable of being cured, such breach shall not have been cured within three business days of notice to the breaching party by the other party hereto of such breach;

(f) by EnSource in the event that it accepts, recommends, approves or implements a Superior Proposal;

(g) by Enerflex if there shall occur a Material Adverse Change; or

(h) by EnSource in the event that the Board of Directors withdraws any recommendation regarding the Offer as a result of an Enerflex Material Adverse Change.

Lock-Up Agreements

Enerflex has entered into Lock-Up Agreements with certain major shareholders (including ONCAP LP, ONCAP (Cayman) LP, RedTree Capital Corp., ARC Equity Management (Fund 2) Ltd. and ARC Equity Management Ltd.), certain directors, officers and employees of EnSource (collectively referred to as the "Lock-Up EnSource Shareholders") pursuant to which such persons have agreed to unconditionally and irrevocably tender all of their EnSource Shares (together with any EnSource Shares acquired pursuant to the exercise of warrants, options to purchase EnSource Shares or otherwise) to the Offer, and not to withdraw such shares from the Offer except in certain limited circumstances. The Lock-Up Agreements will terminate on the earlier of (i) August 30, 2002, or (ii) the date the Offer expires or is terminated in accordance with its terms. As of June 11, 2002, Lock-Up EnSource Shareholders held, in the aggregate, 19,570,125 EnSource Shares (21,251,438 EnSource Shares on a diluted basis) (the "Lock-Up Shares") representing 71.01% of the outstanding EnSource Shares (72.12% on a diluted basis). EnSource Shares subject to Lock-Up Agreements may not be withdrawn from the Offer for tender to any superior proposal and may only be withdrawn from the Offer in the event that: (i) Enerflex does not take-up and pay for Lock-Up Shares prior to August 30, 2002; (ii) the Offer expires or is terminated without Enerflex taking-up and paying for Lock-Up Shares within time periods permitted by applicable laws; (iii) EnSource terminates the Pre-Acquisition Agreement due to the occurrence of an Enerflex Material Adverse Change; or (iv) the Offer is terminated in accordance with its terms.

Reconstitution of the Board of Directors of EnSource

Immediately after Enerflex takes-up and pays for more than 66 $^{2}/_{3}$% of the outstanding EnSource Shares pursuant to the Offer, the Board of Directors will be reconstituted through resignations of all existing EnSource directors and the appointment of Enerflex nominees in their place.

Other Terms

Pursuant to the Pre-Acquisition Agreement, Enerflex has covenanted to honor all employment agreements, severance agreements and retention bonus arrangements granted by EnSource prior to May 28, 2002 and to make all termination and other payments in amounts previously agreed to by EnSource.

The Pre-Acquisition Agreement also contains certain customary representations and warranties of each of Enerflex and EnSource. EnSource has agreed during the period commencing on the date of the Pre-Acquisition Agreement and ending on the earlier of the date on which Enerflex takes up and pays for EnSource Shares under the Offer or the date the Pre-Acquisition Agreement is terminated in accordance with its terms, that the business of EnSource will be conducted in the usual and ordinary course of business consistent with past practice, and that EnSource will not, other than pursuant to commitments entered into prior to the date of the Pre-Acquisition Agreement, dispose of or purchase any significant assets or incur any significant liabilities or capital expenditures.

INTENTIONS OF DIRECTORS AND SENIOR OFFICERS IN RESPECT OF THE ENERFLEX OFFER

Pursuant to the Lock-Up Agreements, the Lock-Up EnSource Shareholders, who own or exercise control or direction over an aggregate of 19,570,125 EnSource Shares (representing 71.01% of the outstanding EnSource Shares) and who hold options or warrants to acquire in aggregate a further 1,681,313 EnSource Shares have agreed to tender the Lock-Up Shares in acceptance of the Enerflex Offer. The Lock-Up Shareholders include the following directors and senior officers of EnSource and persons or companies holding more than 10% of the EnSource Shares who intend to tender the following EnSource Shares and EnSource Shares issuable on the exercise of in-the-money EnSource Options to the Offer: Gary R. Holden (414,466 EnSource Shares); J. Lindsay Hood (35,000 EnSource Shares); Keith A. MacPhail (121,594 EnSource Shares); Kevin D. Fleury (351,852 EnSource Shares); Kelly R. Smith (937,232 EnSource Shares); Robert J.A. Grandfield (834,660 EnSource Shares); Yves J. Tremblay (4,808 EnSource Shares); Robert J. Lawrence (30,800 EnSource Shares); and ONCAP L.P. and ONCAP (Cayman) L.P. (8,438,441 EnSource Shares).

The Lock-Up Agreements will terminate on the earlier of (i) August 30, 2002, or (ii) the date the Offer expires or is terminated in accordance with its terms.

Of the Lock-Up EnSource Shareholders, directors and senior officers of EnSource and their respective associates, after giving effect to the exercise of all stock options, hold an aggregate of 2,387,112 EnSource Shares, representing 8.7% of the outstanding EnSource Shares as at the date hereof, and have indicated to EnSource that they intend to accept the Enerflex Offer with respect to their EnSource Shares.

OWNERSHIP OF SECURITIES OF ENSOURCE

As at the date of this Directors' Circular, the issued share capital of EnSource consisted of 27,558,321 EnSource Shares (29,466,797 EnSource Shares on a fully diluted basis). To the knowledge of the directors and senior officers of EnSource, after reasonable inquiry, no person or company beneficially owns, or exercises control or direction over, more than 10% of the outstanding EnSource Shares, other than ONCAP L.P., which owns or exercises control over 8,438,441 EnSource Shares or 30.62% of the issued and outstanding EnSource Shares. See "Arrangements between EnSource, Directors, Senior Officers and Employees – Escrow and Voting Agreement" for a description of the agreement whereby certain Shareholders have agreed to vote, or cause to be voted, EnSource Shares that they beneficially own or exercise control or direction over, in the manner directed by ONCAP L.P.

HOLDINGS OF SECURITIES OF ENSOURCE BY DIRECTORS AND SENIOR OFFICERS

The names of the directors and senior officers of EnSource and the respective numbers of securities of EnSource owned or over which control or direction is exercised, as at the date hereof, by each director and senior officer of EnSource and, to their knowledge, after reasonable inquiry, their respective associates, are as follows:

Name and Position	Number of EnSource Shares	Percentage of EnSource Shares	EnSource Shares Subject to Share Options	Percentage of Share Options
Gary R. Holden Chairman, President and Chief Executive Officer	213,666	0.78%	238,300	17.4%
D. Michael Lay[(2)] Director	Nil	N/A	Nil	N/A
J. Lindsay Hood[(4)] Director	Nil	N/A	35,000	2.6%
Mark L. Gordon[(2)] Director	Nil	N/A	Nil	N/A
John R. King[(3)] Director	Nil	N/A	Nil	N/A
Keith A. MacPhail Director	86,594	0.31%	35,000	2.6%
Kevin D. Fleury Vice-President, Electrical and Instrumentation	351,852	1.28%	37,500	2.7%
Kelly R. Smith Vice-President, Fabrication	937,232	3.40%	37,500	2.7%
Robert J.A. Grandfield Vice-President, Compression	762,160	2.77%	110,000	8.0%
Yves J. Tremblay Vice-President, Power Generation	4,808	0.02%	25,000	1.8%
Albert W. Elliott Vice-President, Human Resources and Communications	9,616	0.03%	25,000	1.8%
Robert J. Lawrence Vice-President, Equipment Sales and Service	30,800	0.11%	25,000	1.8%

Notes:

(1) Information as to EnSource Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, has been furnished by each of the named directors and senior officers.

(2) Mr. Lay is a Managing Director and Mr. Gordon is a Principal of ONCAP Management Partners L.P., a limited partnership which is the manager to ONCAP L.P. and ONCAP (Cayman) L.P., which limited partnerships are the beneficial owners of an aggregate of 8,438,441 EnSource Shares, or 30.6% of the issued and outstanding EnSource Shares.

(3) Mr. King is the Managing Director of RedTree Capital Corp., a corporation which owns 1,662,034 EnSource Shares, or 6.0% of the issued and outstanding EnSource Shares.

(4) Mr. Hood is the Senior Vice-President of ARC Financial Corporation, a corporation which is the adviser to ARC Canadian Energy Venture Fund and ARC Canadian Energy Venture Fund 2, which funds are the beneficial owners of an aggregate of 2,253,247 EnSource Shares, or 8.2% of the issued and outstanding EnSource Shares, and 535,714 warrants to purchase EnSource Shares. Mr. Hood is also the Senior Vice-President of ARC Equity Management Ltd. and ARC Equity Management (Fund 2) Ltd., the registered holders of such shares.

To the knowledge of the directors and senior officers of EnSource, after reasonable inquiry, there are no securities of EnSource owned, or over which control or direction is exercised, by any person or company acting jointly or in concert with EnSource, except as disclosed above.

As of the date hereof, the directors and senior officers of EnSource and, to the knowledge of the directors and senior officers of EnSource, after reasonable inquiry, their respective associates, as a group, beneficially own, directly or indirectly, or exercise control or direction over 2,396,728 EnSource Shares (or 8.7% of the outstanding EnSource Shares).

As of the date hereof, EnSource has granted stock options entitling the holders to purchase an aggregate of 1,372,762 EnSource Shares at prices ranging from $2.00 to $7.00 per share.

TRADING IN SECURITIES OF ENSOURCE BY DIRECTORS AND SENIOR OFFICERS

None of EnSource, or directors or senior officers of EnSource or, to the knowledge of the directors and senior officers of EnSource after reasonable inquiry, any of their respective associates, any person or company holding more than 10% of the outstanding EnSource Shares or any person or company acting jointly or in concert with EnSource, has traded in any securities of EnSource during the six month period preceding the date of this Directors' Circular, except for the following:

Name	Date of Trade	Nature of Transaction	Number and Designation of Securities of EnSource	Price per EnSource Share
Robert J.A. Grandfield [1]	March 7, 2002	sale	6,965 EnSource Shares	$2.00
EnSource[2]	May 28, 2002	cancellation of shares	52,154 EnSource Shares	$7.00
Albert W. Elliott	June 6, 2002	sale	10,514 EnSource Shares	$4.70

Note:

(1) Pursuant to a March 1999 agreement, Mr. Grandfield agreed to sell these shares to certain employees at $2.00 per share.

(2) Cancellation of shares pursuant to a Performance Escrow Agreement entered into in connection with the acquisition of Columbia Power Systems Inc. and Columbia Gas Turbine Systems Inc.

ISSUANCES OF SECURITIES OF ENSOURCE TO DIRECTORS AND SENIOR OFFICERS

No EnSource Shares, or securities convertible into or exercisable for EnSource Shares, have been issued by EnSource to the directors and senior officers of EnSource during the two year period preceding the date of this Directors' Circular, except as follows:

Name	Date of Transaction	Options Granted	Number of EnSource Shares Issued	Reason for Issue	Price per Security [(1)]
Gary R. Holden	November 1, 2000	37,500	N/A	Option Grant	$7.00
Kevin D. Fleury	November 1, 2000	37,500	N/A	Option Grant	$7.00
Kelly R. Smith	November 1, 2000	37,500	N/A	Option Grant	$7.00
Robert J.A. Grandfield	November 1, 2000	37,500	N/A	Option Grant	$7.00
Yves J. Tremblay	April 1, 2001	25,000	N/A	Option Grant	$7.00
Albert W. Elliott	April 1, 2001	25,000	N/A	Option Grant	$7.00
Robert J. Lawrence	April 1, 2001	25,000	N/A	Option Grant	$7.00

Note:
(1) Represents the exercise price per EnSource Share in the case of a grant of options.

OWNERSHIP OF SECURITIES OF ENERFLEX

None of EnSource, the directors and senior officers of EnSource or, to the knowledge of the directors and senior officers of EnSource after reasonable inquiry, any associates of a director or senior officer of EnSource, or any person or company holding more than 10% of the outstanding EnSource Shares, or any person or company acting jointly or in concert with EnSource, owns, or exercises control or direction over, any securities of Enerflex.

RELATIONSHIPS BETWEEN ENERFLEX AND THE DIRECTORS AND SENIOR OFFICERS OF ENSOURCE

There are no arrangements or agreements that have been made or are proposed to be made between Enerflex and any of the directors or senior officers of EnSource, including arrangements or agreements with respect to compensation for loss of office or as to their remaining in or retiring from office if the Offer is successful. As of the date of this Directors' Circular, no arrangements or agreements have been entered into with respect to such services. None of the directors or senior officers of EnSource is a director or senior officer of Enerflex or any of its subsidiaries.

ARRANGEMENTS BETWEEN ENSOURCE, DIRECTORS AND SENIOR OFFICERS

There are no arrangements or agreements made or proposed to be made with EnSource and any of the directors or senior officers of EnSource pursuant to which a payment or other benefit is to be made or given by way of compensation for loss of office or as to their remaining in or retiring from office if the Enerflex Offer is successful, except as described below.

Employment Agreements

EnSource has entered into various employment agreements with certain senior officers; however, Mr. Holden is the only officer who has entered into an agreement that provides for specific payments on change of control. The aggregate obligation of EnSource pursuant to this agreement in the circumstances of a change of control and a termination is approximately $600,000, as at the date hereof. If the Enerflex Offer is successful, a change of control will be considered to have occurred for the purposes of this employment agreement.

Retention Agreements

EnSource has also entered into retention agreements with three of its remaining senior officers (the terms of the obligations to a fourth senior officer of the Corporation, whom is no longer employed by the Corporation, have been settled). The retention agreements provide for a base retention payment, an incentive payment and a pro-rating of the corporate bonus payment to the Offer take-up date. Payments are conditional upon completion of the Enerflex Offer and the employee remaining with EnSource until such date. The total amount payable pursuant to these retention agreements is approximately $405,000.

Share Option Plan

Pursuant to the terms of its share option plan, the Corporation has granted EnSource Options to directors, officers, employees and consultants of EnSource. The agreements entered into under these plans also provide, in the event of a takeover bid for which the Board does not recommend rejection, that the optionee has a right to exercise all EnSource Options (including those not fully vested) for the purpose of tendering such EnSource Shares pursuant to the takeover bid. The successful completion of the Enerflex Offer will result in all in-the-money-options under the share option plans becoming fully vested.

The Pre-Acquisition Agreement further provides that all EnSource Options tendered to EnSource for exercise, conditional on the Offeror taking up the EnSource Shares under the Enerflex Offer, shall be deemed to have been exercised concurrently with the take-up of EnSource Shares by the Offeror, and the Offeror shall accept as validly tendered under the Enerflex Offer, EnSource Shares issued upon the exercise of such EnSource Options, provided that the holders of such EnSource Options indicate that such EnSource Shares are tendered to the Offer.

Pursuant to the terms of the Pre-Acquisition Agreement, EnSource has agreed to use its reasonable commercial efforts to ensure that persons holding EnSource Options exercise all of their options and deposit all of the EnSource Shares issued in connection therewith under the Enerflex Offer or surrender all of their EnSource Options for cancellation and terminate their rights to exercise such options immediately after Enerflex first takes up and pays for EnSource Shares.

Escrow and Voting Agreement

Certain Shareholders (the "Escrowed Shareholders") have entered into escrow and voting agreements (the "Escrow and Voting Agreements") with EnSource, CIBC Mellon Trust Company, ONCAP L.P. and ONCAP (Cayman) L.P. Pursuant to the Escrow and Voting Agreements, the Escrowed Shareholders initially deposited 10,187,179 EnSource Shares (the "Escrowed Shares") in escrow and agreed not to sell, assign or transfer the Escrowed Shares without the consent of EnSource. Pursuant to the Escrow and Voting Agreements, the Escrowed Shareholders have also agreed to vote, or cause to be voted, any EnSource Shares that they beneficially own or exercise control or direction over in the manner directed by ONCAP L.P. in certain circumstances. As of the date hereof 4,926,818 EnSource Shares have been released from escrow. EnSource Shares released from escrow and subsequently sold are no longer subject to the terms and conditions of the Escrow and Voting Agreements.

ONCAP L.P. has entered into a termination agreement with EnSource dated effective May 28, 2002, whereby ONCAP L.P. agrees that the Escrow and Voting Agreements will terminate if Enerflex takes up and pays for the EnSource Shares pursuant to the terms of the Enerflex Offer prior to August 30, 2002.

Indemnity Agreements

EnSource has entered into indemnity agreements with each of its directors pursuant to which, in accordance with the provisions of the by-laws of the Corporation and the *Business Corporations Act* (Alberta), EnSource has agreed to indemnify, to the fullest extent permitted by law, each director and officer in respect of all damages, liabilities and costs which each of them may incur as a result of his having acted as a director and/or officer of EnSource and its subsidiaries.

INTERESTS OF DIRECTORS AND SENIOR OFFICERS IN MATERIAL CONTRACTS WITH ENERFLEX

None of the directors or senior officers of EnSource or any of their respective associates or, to the knowledge of the directors and senior officers of EnSource after reasonable inquiry, any person or company holding more than 10% of the outstanding EnSource Shares, has any interest in any material contract to which Enerflex is a party.

MATERIAL CHANGES IN THE AFFAIRS OF ENSOURCE

For detailed information concerning EnSource and its business and financial affairs, reference is made to EnSource's Annual Report for the year ended December 31, 2001, EnSource's Annual Information Form dated May 15, 2002, the Management Information Circular of EnSource dated April 17, 2002 in respect of the Annual and General Meeting of Shareholders held on May 23, 2002, the interim consolidated financial statements for the three months ended March 31, 2002 and the press releases and other public disclosure documents on the public file with the securities commissions or similar regulatory authorities in Canada (the "Public Documents").

Except as disclosed in the Public Documents or as otherwise disclosed in this Directors' Circular, the directors and senior officers of EnSource are not aware of any material changes that have occurred in the affairs or prospects of EnSource since March 31, 2002, the date of EnSource's last published interim financial statements.

ENGAGEMENT OF FINANCIAL ADVISOR

The Financial Advisor was engaged to provide the Board of Directors with advice in relation to a potential offer, to identify and investigate possible alternatives with a view to maximizing Shareholder value and to provide the Board of Directors with its opinion as to the adequacy of a transaction, from a financial point of view, to Shareholders. In consideration of the provision of these services, EnSource has agreed to pay the Financial Advisor certain fees. EnSource has also agreed to indemnify the Financial Advisor against certain liabilities and to reimburse the Financial Advisors for reasonable expenses.

OTHER TRANSACTIONS

Except as disclosed in this Directors' Circular, EnSource is not aware of any negotiation that is currently being undertaken by EnSource or is underway in response to the Offer that relates to or would result in: (i) an extraordinary transaction such as a merger or reorganization involving EnSource or any of its subsidiaries; (ii) a purchase, sale or transfer of a material amount of assets by EnSource or any of its subsidiaries; (iii) an issuer bid or tender offer for or other acquisition of securities by or of EnSource; or (iv) any material change in the present capitalization or dividend policy of EnSource.

OTHER INFORMATION AND MATTERS

The registered and principal office of EnSource is located at 5735 – 7th Street N.E., Calgary, Alberta, T2E 8V3.

There is no information or matters not disclosed in this Directors' Circular, but known to the Board of Directors, which would reasonably be expected to affect the decision of the Shareholders to accept or reject the Enerflex Offer.

STATUTORY RIGHTS OF ACTION

Securities legislation in certain of the provinces and territories of Canada provides security holders of EnSource with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

APPROVAL OF DIRECTORS' CIRCULAR

The contents of this Directors' Circular have been approved, and the sending, communication or delivery thereof has been authorized, by the Board of Directors.

CONSENT OF SIMMONS & COMPANY INTERNATIONAL

TO: The Board of Directors of EnSource Energy Services Inc.

Attached is our opinion letter dated June 11, 2002 with respect to the fairness to the stockholders of EnSource Energy Services Inc. ("EnSource") from a financial point of view of the consideration to be received by such holders pursuant to the terms of the Pre-Acquisition Agreement entered into on May 28, 2002 (the "Pre-Acquisition Agreement") between EnSource and Enerflex Systems Ltd. ("Enerflex"), whereby Enerflex has agreed to purchase all of the outstanding common shares of EnSource (including all shares issued on exercise of outstanding stock options under EnSource's stock option plans and share purchase warrants).

The foregoing opinion letter is provided for the information of the Board of Directors only and is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus, or proxy statement, or in any written document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without the prior written consent of Simmons & Company International. We understand that EnSource has determined to include our opinion in the directors' circular dated June 12, 2002 (the "Directors' Circular").

In that regard, we hereby consent to the reference to the opinion of our firm in the Directors' Circular and to the inclusion of the foregoing opinion in the Directors' Circular. In providing such consent we do not intend that any person other than the Board of Directors rely upon such opinion.

Calgary, Alberta, Canada
June 11, 2002

Very truly yours,

Simmons & Company International

By: (signed) Frederick W. Charlton
Managing Director

CERTIFICATE

Dated: June 12, 2002

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

On behalf of the Board of Directors

(signed) Gary R. Holden
Director, President and Chief Executive Officer

(signed) John R. King
Director

APPENDIX "A"

June 11, 2002

EnSource Energy Services Inc.
5735 – 7th Street NE
Calgary, Alberta T2E 8V3
CANADA

To the Board of Directors

Dear Sirs:

You have asked us to advise you with respect to the fairness to the stockholders of EnSource Energy Services Inc. ("EnSource" or the "Company") from a financial point of view of the consideration to be received by such holders pursuant to the terms of the Pre-Acquisition Agreement, entered into on May 28, 2002 (the "Pre-Acquisition Agreement"), between the Company and Enerflex Systems Ltd. ("Enerflex" or the "Acquiror"), whereby Enerflex has agreed to purchase all of the outstanding common shares of EnSource (including all shares issued on exercise of outstanding stock options under EnSource's stock option plans and share purchase warrants) (the "EnSource Shares"), by way of tender offer (the "Offer").

The consideration under the Offer will be 0.26 common shares of Enerflex per EnSource Share. The Offer is conditional upon, among other things, there being validly deposited and not withdrawn that number of EnSource Shares as represents at least sixty-six and two-thirds percent (66 and 2/3 %) (calculated on a fully-diluted basis) of the outstanding EnSource Shares.

In arriving at our opinion, we have reviewed and analyzed, among other things, the following:

(i) the Pre-Acquisition Agreement;

(ii) the financial statements and other information concerning the Company, including:

   (a) the unaudited interim financial statements of EnSource for the three month periods ended March 31, 2001, June 30, 2001, September 30, 2001 and March 31, 2002;

   (b) the annual reports of EnSource for the nine months ended December 31, 2000 and twelve months ended December 31, 2001; and

   (c) the notice of special and annual meeting and management proxy circular of EnSource dated April 17, 2002.

(iii) certain other internal information, primarily financial in nature, concerning the business and operations of the Company furnished to us by the Company, including financial forecasts;

(iv) certain publicly available information concerning the trading of, and the trading market for, the EnSource Shares;

(v) the financial statements and other information concerning the Acquiror, including:

(a) the unaudited interim financial statements of Enerflex for the three month periods ended March 31, 2001, June 30, 2001, September 30, 2001 and March 31, 2002;

(b) the annual reports of Enerflex for the twelve months ended December 31, 1999, December 31, 2000 and December 31, 2001; and

(c) the notice of special and annual meeting and management proxy circular of Enerflex dated February 27, 2002.

(vi) certain other internal information, primarily financial in nature, concerning the business and operations of the Acquiror furnished to us, including financial forecasts;

(vii) a report, prepared by a third party at the direction of the Company, on the financial results of the Acquiror since 1999 and on the outlook for the Acquiror's financial results in 2002;

(viii) certain publicly available information concerning the trading of, and the trading market for, the Acquiror's common shares;

(ix) certain publicly available information with respect to certain other companies that we believe to be comparable to the Company or the Acquiror and the trading markets for certain of such other companies' securities;

(x) certain publicly available information concerning the estimates of the future operating and financial performance of the Company, the Acquiror and the comparable companies prepared by industry experts unaffiliated with either the Company or the Acquiror;

(xi) certain publicly available information concerning the nature and terms of certain other transactions considered relevant to the inquiry; and

(xii) other analyses and examinations as we have deemed necessary or appropriate.

We have also met with certain officers and employees of the Company and the Acquiror to discuss the foregoing, as well as other matters believed relevant to the inquiry.

In connection with our review, we have not independently verified any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's and the Acquiror's management as to the future financial performance of the Company and the Acquiror, respectively. In addition, we have not made an independent evaluation or appraisal of the assets of the Company or the Acquiror, nor have we been furnished with any such appraisals.

In connection with our engagement, we approached third parties to solicit indications of interest in a possible acquisition of the Company and held preliminary discussions with certain of these parties prior to the date of the Pre-Acquisition Agreement.

In conducting our analysis and arriving at our opinion as expressed herein, we have considered such financial and other factors as we deemed appropriate under the circumstances including, among others, the following:

(i) the historical and current financial position and results of operations of the Company and the Acquiror;

(ii) the business prospects of the Company and the Acquiror;

(iii) the historical and current market for the EnSource Shares, for the Acquiror common shares and for the equity securities of certain other companies believed to be comparable to the Company or the Acquiror;

(iv) the respective contributions in terms of various financial measures of the Company and the Acquiror to the combined company, and the relative pro forma ownership of the Acquiror after the acquisition by the current holders of the EnSource Shares and Acquiror common shares; and

(v) the nature and terms of certain other acquisition transactions that we believe to be relevant.

We have also taken into account our assessment of general economic, market and financial conditions and our experience in connection with similar transactions and securities' valuation generally. Our opinion necessarily is based upon conditions as they exist and can be evaluated on, and on the information made available at, the date hereof. Our opinion does not constitute a recommendation to any shareholder as to how such shareholder should respond to the Offer.

Simmons & Company International ("Simmons") is an internationally recognized investment banking firm and is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, secondary distributions of listed and unlisted securities and private placements.

We have acted as exclusive financial advisor to thc Company pursuant to an engagement agreement (the "Engagement Agreement") dated August 17, 2001 in connection with exploring alternatives to enhance liquidity and maximize value for the shareholders of EnSource and will receive a fee for our services. Among other terms, the Engagement Agreement provides for Simmons to receive a success fee upon completion of a transaction, as well as reimbursement of all reasonable out-of-pocket expenses.

It is understood that this letter is for the information of the Board of Directors only and is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus, or proxy statement, or in any other written document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without Simmons' prior written consent.

Based upon and subject to the foregoing, including the various assumptions set forth herein, it is our opinion that, as of the date hereof, the consideration to be received by the stockholders of the Company as set forth in the Pre-Acquisition Agreement is fair to such stockholders from a financial point of view.

Very truly yours,

Simmons & Company International

By: (signed) Frederick W. Charlton
Managing Director

G:\055616\0012\acceptance circular v10.doc

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit

1.1 The audited consolidated balance sheets of Enerflex Systems Ltd. as at December 31, 2001 and December 31, 2000 and the audited consolidated statements of income and retained earnings and cash flows for the years ended December 31, 2001 and December 31, 2000, together with the auditors' report thereon.

1.2 The unaudited interim consolidated financial statements of Enerflex Systems Ltd. for the three months ended March 31, 2002 and 2001, as well as the management's discussion and analysis for such periods as contained in the first quarter report to shareholders for those respective periods.

1.3 The Annual Information Form of Enerflex Systems Ltd. dated as of April 10, 2002, including the management's discussion and analysis of financial condition and results of operations for the year ended December 31, 1999.

1.4 The Management's Discussion and Analysis of Enerflex Systems Ltd. for the year ended December 31, 2001 contained on pages 19 to 25 of Enerflex Systems Ltd.'s 2001 Annual Report, and incorporated by reference into Enerflex Systems Ltd.'s 2001 Annual Information Form.

1.5 The Information Circular dated February 27, 2002 in connection with the annual general and special meeting of shareholders of Enerflex Systems Ltd. held on April 10, 2002 (excluding those portions thereof which, pursuant to National Policy Statement No. 47 of the Canadian Securities Administration, are not required to be incorporated by reference herein and being the disclosure given under the headings "Report from the Corporate Governance and Compensation Committee", "Performance Graph" and "Corporate Governance").

1.6 The Material Change Report of Enerflex Systems Ltd. dated June 7, 2002.

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X is being filed by Enerflex Systems Ltd. concurrently with this Form CB.

PART IV

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENERFLEX SYSTEMS LTD.

Dated: June 12, 2002

Dale J. Hohm
Vice President and Chief Financial Officer

EXHIBIT 1.1

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Enerflex Systems Ltd.

The accompanying consolidated financial statements and all information in the Annual Report have been prepared by management and approved by the Board of Directors. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and, where appropriate, reflect management's best estimates and judgements. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality and for the consistency of financial data included in the text of the Annual Report with that in the consolidated financial statements.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls designed to provide reasonable assurance that accounting records are reliable and assets are safeguarded.

The Audit Committee is appointed by the Board of Directors. The Audit Committee meets with management as well as with the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the auditors' report. The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The external auditors have direct access to the Audit Committee of the Board of Directors.

The consolidated financial statements have been audited independently by Arthur Andersen LLP on behalf of the shareholders, in accordance with generally accepted auditing standards. Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements.

(signed)

P. John Aldred, *Executive Chairman*

February 1, 2002

(signed)

Malcolm R. Cox, *President and Chief Executive Officer*

AUDITORS' REPORT

To the Shareholders of Enerflex Systems Ltd.

We have audited the consolidated balance sheets of Enerflex Systems Ltd. as at December 31, 2001 and 2000 and the consolidated statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed)

Arthur Andersen LLP, *Chartered Accountants*

Calgary, Alberta

February 1, 2002

CONSOLIDATED BALANCE SHEETS

(Thousands)		December 31 **2001**	2000
Assets			
Current assets			
Accounts receivable		**$ 67,987**	$ 58,842
Inventory	(Note 3)	**59,343**	51,136
Future income taxes	(Note 9)	**2,521**	1,812
Total current assets		**129,851**	111,790
Rental equipment	(Note 4)	**39,042**	31,740
Property, plant and equipment	(Note 5)	**45,149**	47,273
Future income taxes	(Note 9)	**1,138**	639
Intangible assets		**2,815**	—
Goodwill, net of accumulated amortization		**4,151**	1,299
		$ 222,146	$ 192,741
Liabilities and Shareholders' Equity			
Current liabilities			
Bank loans	(Note 6)	**$ 23,886**	$ 24,638
Accounts payable and accrued liabilities		**43,880**	29,075
Current portion of long-term debt	(Note 6)	**—**	200
Total current liabilities		**67,766**	53,913
Long-term debt	(Note 6)	**30,000**	30,000
Future income taxes	(Note 9)	**5,879**	4,717
		103,645	88,630
Commitments and contingencies	(Note 8)		
Shareholders' equity			
Share capital	(Note 7)	**35,412**	35,617
Retained earnings		**83,089**	68,494
		118,501	104,111
		$ 222,146	$ 192,741

See accompanying notes to the Consolidated Financial Statements.

On behalf of the Board:

(signed) P. John Aldred, *Director*

(signed) Michael A. Grandin, *Director*

CONSOLIDATED STATEMENTS OF INCOME

(Thousands, except share amounts)		Years Ended December 31 2001	2000
Revenue		**$ 375,040**	$ 286,283
Cost of goods sold		**301,816**	232,369
Gross margin		**73,224**	53,914
Selling, general and administrative expenses		**35,151**	33,227
Gain on sale of assets		**(1,088)**	(599)
Income before interest and taxes		**39,161**	21,286
Interest, net		**2,680**	3,583
Income before income taxes		**36,481**	17,703
Income taxes	(Note 9)	**14,027**	6,391
Net income		**$ 22,454**	$ 11,312
Net income per common share — basic		**$ 1.51**	$ 0.76
— diluted		**$ 1.49**	$ 0.75
Weighted average number of common shares		**14,916,964**	14,968,887

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(Thousands)		Years Ended December 31 2001	2000
Retained earnings, beginning of year		**$ 68,494**	$ 67,763
Net income		**22,454**	11,312
Common shares purchased for cancellation	(Note 7)	**(1,807)**	(3,125)
Stock options purchased	(Note 7)	**(87)**	(1,467)
Dividends		**(5,965)**	(5,989)
Retained earnings, end of year		**$ 83,089**	$ 68,494

See accompanying notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Thousands)		Years Ended December 31 **2001**	2000
Operating Activities			
Net income		**$ 22,454**	$ 11,312
Depreciation and amortization		**8,636**	7,570
Future income taxes		**(46)**	200
Gain on sale of assets		**(1,088)**	(599)
		29,956	18,483
Changes in non-cash working capital		**(889)**	(2,324)
		29,067	16,159
Investing Activities			
Acquisition of Landré Ruhaak bv	(Note 2)	**(9,154)**	—
Purchase of:			
Rental equipment		**(16,293)**	(12,443)
Property, plant and equipment		**(3,150)**	(4,503)
Proceeds on disposal of:			
Rental equipment		**6,310**	4,558
Property, plant and equipment		**678**	185
		(21,609)	(12,203)
Changes in non-cash working capital		**126**	(922)
		(21,483)	(13,125)
Financing Activities			
(Decrease) increase in bank loan		**(752)**	9,398
Repayment of long-term debt		**(200)**	(2,000)
Common shares purchased for cancellation		**(2,012)**	(3,369)
Stock options purchased		**(141)**	(2,482)
Stock options exercised		**—**	657
Dividends		**(5,965)**	(5,989)
		(9,070)	(3,785)
Changes in non-cash working capital		**1,486**	751
		(7,584)	(3,034)
Increase in cash		**—**	—
Cash, beginning of year		**—**	—
Cash, end of year		**$ —**	$ —

Supplemental disclosure of cash flow information		
Interest paid	**$ 3,918**	$ 3,584
Interest received	**$ 807**	$ —
Income taxes paid	**$ 6,620**	$ 6,134
Income taxes received	**$ 337**	$ —

See accompanying notes to the Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF ACCOUNTING POLICIES

(Tabular dollar amounts in thousands, except per share amounts)

Incorporation and Basis of Presentation Enerflex Systems Ltd. (the "Company") is incorporated under the Canada Business Corporations Act. The consolidated financial statements include the accounts of Enerflex Systems Ltd. and its subsidiaries.

Use of Estimates The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingencies at the date of the consolidated financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimated.

Revenue Recognition Revenues from the design, manufacture and installation of equipment are recorded upon substantial technical completion. Any foreseeable losses on contracts are charged to operations at the time they become evident. Revenues from parts and service sales are recorded when goods are shipped and services rendered. Revenue from equipment leases is recorded over the lease term.

Inventory Manufacturing materials are recorded at the lower of cost (principally on the first-in, first-out method) and net realizable value. Repair parts are recorded at the lower of cost (weighted average) and net realizable value. Work in progress includes material, labour and manufacturing overhead, and is recorded net of progress billings on a contract by contract basis.

Rental Equipment and Property, Plant and Equipment Rental equipment and property, plant and equipment are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives (three years to 20 years) of the various classes of assets. Repairs and maintenance costs are charged to operations as incurred. Major renewals and improvements are capitalized. A provision is made in advance for major overhauls on rental equipment. No depreciation is provided on assets under construction.

Goodwill Goodwill represents the excess of the purchase price over the value attributed to net tangible and intangible assets acquired. In accordance with new accounting standards, goodwill arising before July 1, 2001 is being amortized over 40 years. Goodwill arising after July 1, 2001 has not been amortized. Goodwill is assessed for impairment at least annually.

Intangible Assets Intangible assets comprise the fair value of distributorship agreements acquired (see Note 2). Management has determined they have indefinite lives and, therefore, intangible assets are not amortized. Intangible assets are assessed for impairment at least annually.

Income Taxes The Company uses the liability method of accounting for income taxes. Under this method, temporary differences between the tax basis of the Company's assets and liabilities and their carrying amounts result in future income tax assets and liabilities. Future income taxes are measured using income tax rates that, at the balance sheet date, are expected to apply when the liability is settled or the asset is realized.

Forward Exchange Contracts In the normal course of business, the Company enters into short-term foreign currency forward exchange contracts with financial institutions to hedge assets, liabilities or future commitments denominated in a foreign currency. Gains and losses arising from these contracts offset the losses and gains from the underlying hedged transactions.

Foreign Exchange Translation Transactions and non-monetary balances denominated in foreign currency are translated into Canadian dollars using the exchange rates at the dates of the transactions; monetary balances are translated using the exchange rate at the date of the balance sheet. Translation gains or losses are included in the statement of income.

Stock-based Compensation Plan The Company's stock-based compensation plan is described in Note 7. No compensation expense is recognized for this plan when stock options are issued to employees. Any consideration paid by employees on exercise of stock options is credited to share capital. Option holders have the right to request, but not require, the Company to purchase for cash all or part of the options. When stock options are purchased from employees, the excess of the consideration paid over the carrying amount of the stock option cancelled is charged to retained earnings, net of related income tax benefits.

NOTE 1. CHANGE IN ACCOUNTING POLICY — DILUTED EARNINGS PER SHARE

Effective January 1, 2001, the Company adopted the treasury stock method of calculating diluted earnings per share and applied it on a retroactive basis. Under this method, the exercise of options is assumed to have occurred at the beginning of the period and the related common shares are assumed issued at that time. The proceeds from the exercise are assumed to have purchased common shares of the Company for cancellation at the average market price during the period. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share calculation. The diluted earnings per share for the year ended December 31, 2000 did not change as a result of this new policy.

NOTE 2. ACQUISITION OF LANDRÉ RUHAAK bv

On October 29, 2001, Enerflex Systems Ltd., through its wholly owned subsidiary, Enerflex European Holdings bv, acquired 100% of the issued and outstanding shares of Landré Ruhaak bv, a Netherlands company, for cash consideration of $8,566,000 including acquisition costs. The results of the operations of Landré Ruhaak bv have been included in the consolidated statement of income from the acquisition date. The acquisition was accounted for under the purchase method and is summarized as follows:

Non-cash working capital	$ **3,216**
Fixed assets	**230**
Intangible assets	**2,815**
Goodwill	**2,893**
Total assets acquired	**9,154**
Bank overdraft assumed	**588**
Net assets acquired	$ **8,566**

NOTE 3. INVENTORY

	2001	2000
Manufacturing materials	**$ 26,745**	$ 20,737
Repair parts held for resale	**27,114**	23,313
Work in progress:		
Costs in excess of related billings	**38,195**	14,350
Billings in excess of related costs	**(32,711)**	(7,264)
	$ 59,343	$ 51,136

NOTE 4. RENTAL EQUIPMENT

	2001	2000
Cost	**$ 47,613**	$ 38,344
Less accumulated depreciation	**(8,571)**	(6,604)
Net book value	**$ 39,042**	$ 31,740

NOTE 5. PROPERTY, PLANT AND EQUIPMENT

	2001		2000	
	Cost	**Accumulated Depreciation**	Cost	Accumulated Depreciation
Land	**$ 7,197**	**$ —**	$ 7,327	$ —
Buildings	**34,839**	**(6,043)**	35,553	(4,482)
Equipment	**30,655**	**(21,499)**	28,019	(19,144)
Total	**$ 72,691**	**$ (27,542)**	$ 70,899	$ (23,626)
Net book value		**$ 45,149**		$ 47,273

NOTE 6. DEBT

	2001	2000
Bank term loan	**$ 30,000**	$ 30,000
Note payable	**—**	200
	30,000	30,200
Less amounts due within one year	**—**	(200)
	$ 30,000	$ 30,000

The bank term loan is provided under a $30,000,000 facility, is unsecured, funded through direct borrowing or bankers acceptances which bear interest at floating rates and is repayable in three equal annual payments of $10,000,000 commencing in 2003.

Interest on long-term debt was $1,703,000 (2000 — $2,266,000).

The Company's operating bank line of credit is $46,000,000, is unsecured and bears interest at the bank prime rate. At December 31, 2001, $23,886,000 (2000 — $24,638,000) was drawn.

NOTE 7. SHARE CAPITAL

Authorized The Company is authorized to issue an unlimited number of common shares and first preferred shares.

At February 1, 2002, the Company had 14,844,500 common shares outstanding.

Issued

	2001		2000	
	Common Shares	**Amount**	Common Shares	Amount
Balance, beginning of year	**14,947,000**	**$ 35,617**	15,003,000	$ 35,204
Stock options exercised	**—**	**—**	47,300	657
Common shares purchased	**(85,900)**	**(205)**	(103,300)	(244)
Balance, end of year	**14,861,100**	**$ 35,412**	14,947,000	$ 35,617

Common Shares Purchased Under the provisions of its normal course issuer bid, the Company purchased and cancelled 85,900 common shares at an average price of $23.42, for a total cost of $2,011,000 including commissions (2000 — 103,300 shares at an average price of $32.62, for a total cost of $3,369,000).

Stock Options Purchased During 2001, stock options to purchase 10,000 common shares were purchased for $87,000, net of income tax benefits of $54,000 (2000 — 129,400 common shares for $1,467,000, net of income tax benefits of $1,015,000).

Stock Options Outstanding The Company has reserved 1,500,000 common shares under the terms of its stock option plan, of which 553,620 are available for issuance at December 31, 2001. The exercise price of each option equals the average of the market price of the Company's shares on the five days preceding the date of the grant. Options normally vest at the rate of 20% on each of the five anniversaries of the date of grant, and expire on the tenth anniversary.

A summary of the status of the plan as at December 31, 2001 and 2000 and changes during the years then ended is presented below:

	2001		2000	
	Options	**Weighted Average Exercise Price**	Options	Weighted Average Exercise Price
Outstanding, beginning of year	**635,630**	**$ 22.86**	764,350	$ 19.87
Granted	**138,650**	**29.36**	140,430	33.53
Exercised	**—**	**—**	(47,300)	13.86
Purchased	**(10,000)**	**16.38**	(129,400)	17.26
Cancelled	**(37,000)**	**30.29**	(92,450)	26.84
Outstanding, end of year	**727,280**	**$ 23.81**	635,630	$ 22.86
Options exercisable, end of year	**390,466**		307,430	

The following table summarizes information about the stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$7.81 – $9.33	186,400	3.3	$ 8.82	186,400	$ 8.82
$20.03 – $29.50	343,250	7.3	26.18	128,140	22.81
$32.63 – $38.18	197,630	7.2	33.83	75,926	33.99
$7.81 – $38.18	727,280	6.2	$ 23.81	390,466	$ 18.30

NOTE 8. COMMITMENTS AND CONTINGENCIES

At December 31, 2001, the Company had outstanding letters of credit issued in lieu of holdbacks and performance bonds aggregating $5,504,000 (2000 — $5,574,000).

The Company is involved in litigation and claims associated with normal operations. Management is of the opinion that any resulting settlements would not materially affect the financial position or results of operations of the Company.

NOTE 9. INCOME TAXES

The difference between the income tax provision using statutory income tax rates and the actual income tax provision is explained as follows:

	2001	2000
Income before income taxes	**$ 36,481**	$ 17,703
Canadian statutory tax rate	**41.62%**	44.62%
Income taxes calculated at statutory rates	**15,183**	7,899
Manufacturing and processing profits reduction	**(1,039)**	(632)
Other	**(117)**	(876)
Income tax provision	**$ 14,027**	$ 6,391

The composition of the income tax provision is as follows:

	2001	2000
Current income taxes	**$ 14,073**	$ 6,191
Future income taxes	**(46)**	200
Income tax provision	**$ 14,027**	$ 6,391

The tax effects of the significant components of temporary differences that give rise to future income tax assets and liabilities as at December 31, 2001 are as follows:

	Future Income Tax	
	Assets	Liabilities
Provisions	$ 2,521	$ —
Capital assets	1,138	5,818
Other	—	61
	$ 3,659	$ 5,879

Current future income tax assets result from deductible temporary differences between the tax basis of the Company's current assets and liabilities (primarily provisions for doubtful accounts receivable, obsolete inventory and warranty expense) and their carrying amounts.

Long-term future income tax assets result from deductible temporary differences between the tax basis of the Company's property, plant and equipment and its carrying amount.

Future income tax liabilities result from taxable temporary differences between the tax basis of the Company's rental equipment and its carrying amount.

NOTE 10. FINANCIAL INSTRUMENTS

Foreign Exchange In the normal course of operations, the Company is exposed to movements in the U.S. dollar, Australian dollar, Pound Sterling and EURO exchange rates, relative to the Canadian dollar. In order to minimize the exposures, the Company utilizes hedging instruments to create offsetting positions to specific exposures. These instruments are employed in connection with an underlying asset, liability or anticipated transaction, and are not used for speculative purposes.

At December 31, 2001, the Company had contracted to sell $3,500,000 (Australian) at an average rate of Cdn$/AUD$0.7810 in the period of March to April 2002 and buy US$900,000 at a rate of Cdn$/US$1.5686 in January 2002, to manage its foreign currency exposure in the ordinary course of business.

Credit Risk A substantial portion of the Company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. The carrying amount of accounts receivable reflects management's assessment of the credit risk associated with these customers.

Fair Values of Financial Assets and Liabilities The fair values of financial instruments that are included in the consolidated balance sheets, other than long-term debt, approximate their carrying amounts due to the short-term maturity of those instruments. The fair value of long-term debt does not differ significantly from its carrying amount.

NOTE 11. SEGMENTED INFORMATION

The Company operates in three reportable segments, each offering different products and services. These segments are: Compression and Power, which includes design, fabrication and installation of modular compression and power systems; Service, which includes the supply of parts, maintenance and the re-engineering of used compression and power systems; and Leasing.

	Compression and Power		Service		Leasing		Consolidated	
Years ended December 31	**2001**	2000	**2001**	2000	**2001**	2000	**2001**	2000
Segment revenue	**$ 248,208**	$ 165,994	**$ 135,659**	$ 125,151	**$ 12,420**	$ 9,263	**$ 396,287**	$ 300,408
Intersegment revenue	**(15,056)**	(11,546)	**(6,191)**	(2,579)	**—**	—	**(21,247)**	(14,125)
External revenue	**233,152**	154,448	**129,468**	122,572	**12,420**	9,263	**375,040**	286,283
Depreciation and amortization	**3,070**	2,993	**2,039**	1,829	**3,527**	2,748	**8,636**	7,570
Income before interest and taxes	**18,748**	6,454	**14,500**	10,544	**5,913**	4,288	**39,161**	21,286
Segment assets	**106,744**	96,313	**73,268**	61,564	**40,101**	33,273	**220,113**	191,150
Corporate							**2,033**	1,591
							222,146	192,741
Capital expenditures	**1,059**	1,381	**2,064**	3,089	**16,309**	12,463	**19,432**	16,933
Corporate							**11**	13
							$ 19,443	$ 16,946

The Company derived revenue of $97,275,000 (2000 — $36,743,000) from foreign countries, including gross exports from domestic operations of $75,317,000 (2000 — $25,598,000). Included in revenues from other countries are revenues from the United States of $51,703,000 (2000 — $11,548,000) and from Australia of $20,642,000 (2000 — $15,387,000).

Total assets in foreign countries are $15,172,000. Total assets are not material in any one country.

EXHIBIT 1.2

ENERFLEX


SERVICE WITHOUT BORDERS. GROWTH WITHOUT BOUNDARIES.

TO OUR SHAREHOLDERS In our 2001 Annual Report, we noted that the past year had two distinct halves. In the first half, customers enjoyed high commodity prices that enabled them to invest in their businesses and Enerflex's products and services. In the second half of 2001, high natural gas storage levels and lower prices caused our customers to significantly reduce capital spending. Although crude oil and natural gas prices have improved, our customers continued to restrict spending in the first quarter of 2002, based on budgets set during the uncertain economic climate in the fall of 2001.

As a result of lower spending by North American natural gas producers, Enerflex recorded revenue of $49.7 million in the first quarter of 2002, compared with $86.0 million in the first quarter of 2001. While our Leasing business continues to grow, a significant decrease in revenue was experienced in our Compression and Power business unit and, to a lesser extent, in our Service business unit. As natural gas producers curtailed spending, the demand for new compression equipment (Compression and Power) and remanufactured compression equipment (Service) virtually disappeared. Producers have also reduced spending on the maintenance and overhaul of operating equipment which has further impacted Service business revenues. Although the reduction in spending on field maintenance is unusual, the reduction in capital spending was anticipated given the high gas storage levels, lower commodity prices and reductions in capital spending plans. The Company's backlog dropped sharply at the end of 2001 and appropriate actions were implemented immediately to reduce manpower and expense levels to align with lower business volumes. In spite of a very depressed market for your Company's products and services, our actions to quickly manage down expenses has allowed us to produce a modest profit in the first quarter, even in a very difficult business environment. Net income for the first three months of 2002 was $30,000 ($0.00 per share) compared with $5.0 million ($0.33 per share) in the first three months of 2001.

As we manage our way through the current down cycle, we are ever mindful of the fact the current business environment will change and demand for our products and services will rebound. There are signs of a growing economic recovery which will create a higher demand for natural gas. We are preparing for the inevitable up-cycle in business by continuing to execute our long-term strategic plan. Our growth plans are focused on continuing to expand our presence in international markets and on growing our Service business. We are also evaluating opportunities to acquire complementary lines of business. As part of our overall plan, Enerflex is committed to developing a significant presence in the United States gas compression market. In March, your Company completed the acquisition of the operating assets of VR Systems, Inc., a specialty natural gas compression equipment packager located in Odessa, Texas. The Odessa location provides Enerflex with a manufacturing and refurbishment facility that is particularly well placed to serve customers in the west Texas and New Mexico regions. It is our intent to use this acquisition as a platform to establish service and leasing businesses in this key market. We are looking for similar opportunities in other target regions of the United States.

Another key element of our strategic plan is growth of our Service business. The service industry is much less developed internationally than in Canada. This presents vast opportunity for an experienced operator such as Enerflex. This strategy led to our acquisition of Landré Ruhaak in the Netherlands in the fall of 2001, and was a significant factor in our acquisition of VR Systems in March 2002. Key distributorship agreements have also been secured in Indonesia, Spain and Portugal. A strong international Service business will provide better earnings stability, and enhance Compression and Power's penetration of those markets since Enerflex will be able to service the equipment it packages. This is a critical selling point and key competitive advantage.

As mentioned earlier, the North American economy is beginning to show signs of improvement. This has not yet translated into firm orders for new or refurbished compression equipment, so the second quarter of the year is expected to show poor revenues from the sale of equipment. However, we continue to believe that the long-term fundamentals for the natural gas business remain strong. Your Company's distinct areas of expertise within this industry will serve us well under the current market conditions and will enable us to achieve strong growth in sales and earnings as the industry recovers.

P. John Aldred
Executive Chairman of the Board

Malcolm R. Cox
President and Chief Executive Officer

April 26, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS

This interim Management's Discussion and Analysis ("MD&A") should be read in conjunction with the MD&A in the Company's Annual Report for the year ended December 31, 2001. External economic and industry factors remain substantially unchanged, unless otherwise stated.

Service	Three Months Ended March 31	
(Thousands)	**2002**	2001
Segment revenue	**$ 30,720**	$ 34,646
Intersegment revenue	**(1,608)**	(2,543)
External revenue	**$ 29,112**	$ 32,103
Income before interest and taxes	**$ 1,518**	$ 3,457

The Service business unit supplies parts and service for compression and power generation packages through a network of 14 Canadian locations, as well as in Scotland, Germany, the Netherlands, Australia and Indonesia. In addition, Service refurbishes compression and power generation packages at its Calgary facility.

Service revenue was $29.1 million in the first quarter of 2002, a decrease of 9% compared to the first quarter of the prior year. Parts and service revenue in Canada decreased 14% as customers deferred maintenance spending. Reduced capital spending by natural gas producers impacted our refurbishment revenues, which declined by 60% compared to the prior year. Slow sales in Canada were partially offset by revenue gains in Australia and the Netherlands. Despite lower sales, the Service business unit was able to maintain gross margins, as a percent of revenue, at 2001 levels. Selling, general and administrative costs rose due to the addition of Landré Ruhaak.

Compression and Power	Three Months Ended March 31	
(Thousands)	**2002**	2001
Segment revenue	**$ 18,953**	$ 53,805
Intersegment revenue	**(1,656)**	(2,727)
External revenue	**$ 17,297**	$ 51,078
(Loss) income before interest and taxes	**$ (2,293)**	$ 4,282

The Compression and Power business unit engineers and assembles standard and custom-designed compression packages and natural gas-fuelled power generation systems. Several factors influenced this business unit's results in the first quarter. First, upstream merger and acquisition activity was strong, which tends to lead to high-grading of capital projects. This, combined with uncertainty concerning natural gas prices, resulted in sharply lower capital spending on compression and power generation equipment by natural gas producers.

In the first three months of 2002, revenue was $17.3 million, compared with $51.1 million in the first three months of 2001. At low sales volumes, plant overheads cannot be fully recovered, so margins are negative. This, combined with the costs of reducing our workforce to match business levels, resulted in a loss before interest and taxes of $2.3 million. As a result of the stringent cost-control measures undertaken, second quarter results will be stronger than those of the first quarter, even without any increases in sales. This is a cyclical business and Enerflex is taking the steps necessary to prepare for the next improvement in the business cycle.

Leasing	Three Months Ended March 31	
(Thousands)	**2002**	2001
Segment revenue	**$ 3,274**	$ 2,859
Intersegment revenue	**—**	—
External revenue	**$ 3,274**	$ 2,859
Income before interest and taxes	**$ 1,481**	$ 1,410
Capital expenditures (net of disposals)	**$ 2,001**	$ 4,610

The Leasing business unit provides a variety of leasing and rental options for gas compression and power generation equipment. This business unit has grown steadily, even in tough markets, because equipment rentals provide an important financing alternative for customers.

Revenue in the first quarter of the year was $3.3 million, an increase of 14.5% compared to the first quarter of 2001. At quarter-end the Company had 144 units, with a total of 48,000 horsepower, in its lease fleet compared with 127 units and over 40,000 horsepower at the end of the first quarter of the prior year. Net capital expenditures were reduced from $4.6 million in 2001 to $2.0 million in the first three months of 2002.

Selling, general and administrative expenses in the first quarter of 2002 were $8.6 million, a reduction of 4.4% compared to $9.0 million in the same quarter of 2001. This was the result of vigorous cost control, notwithstanding the addition of SG&A in the Netherlands and downsizing costs incurred in 2002. The Company strongly believes in performance-based pay. Profit sharing expense has accordingly been reduced by $0.9 million compared to the first quarter of the prior year.

Interest costs of $0.5 million are significantly lower than in 2001. Enerflex has realized the benefit of lower interest rates as all of its debt is subject to floating rates.

Income tax expense includes federal and provincial capital taxes, which do not fluctuate with income. Capital taxes of $82,000 are included in 2002 tax expense, which increases the effective tax rate.

Financial Condition and Liquidity

The Company's bank lines of credit are comprised of an operating line and a term loan. The operating line is $46 million, of which $31.3 million was drawn at March 31, 2002. The term loan is $30 million and is repayable in annual principal instalments of $10 million commencing January 1, 2003. Enerflex is assessing its future credit requirements and plans to replace existing credit facilities as appropriate.

Enerflex generated operating cash flow, before non-cash working capital changes, of $2.2 million in the first quarter of the year. Cash generated was used to pay dividends of $1.5 million and to repurchase for cancellation 24,300 common shares at an average price of $19.80 per share ($0.5 million in total) pursuant to a Normal Course Issuer Bid. The acquisition of the assets of VR Systems, Inc. for $4.1 million and the net purchase of equipment for $2.2 million were funded through operating lines of credit.

The Board of Directors has declared a quarterly dividend of $0.10 per common share payable on July 3, 2002 to shareholders of record on June 21, 2002.

Advisory

This document contains forward-looking statements, which are subject to certain risks, uncertainties and assumptions. Should one or more of these risk factors materialize, or should assumptions prove incorrect, actual results may vary significantly from those expected.

CONSOLIDATED BALANCE SHEETS

(Unaudited) (Thousands)		**March 31, 2002**	December 31, 2001
Assets			
Current assets			
Accounts receivable		**$ 53,402**	$ 67,987
Inventory	(Note 3)	**60,112**	59,343
Future income taxes		**2,474**	2,521
Total current assets		**115,988**	129,851
Rental equipment		**40,350**	39,042
Property, plant and equipment		**45,182**	45,149
Future income taxes		**1,226**	1,138
Intangible assets		**2,815**	2,815
Goodwill		**7,683**	4,151
		$ 213,244	$ 222,146
Liabilities and Shareholders' Equity			
Current liabilities			
Operating bank loans		**$ 31,300**	$ 23,886
Accounts payable and accrued liabilities		**29,216**	43,880
Current portion of long-term debt		**10,000**	—
Total current liabilities		**70,516**	67,766
Long-term debt		**20,000**	30,000
Future income taxes		**6,182**	5,879
		96,698	103,645
Shareholders' equity			
Share capital	(Note 4)	**35,354**	35,412
Retained earnings		**81,192**	83,089
		116,546	118,501
		$ 213,244	$ 222,146

CONSOLIDATED STATEMENTS OF INCOME

		Three Months Ended March 31	
(Unaudited) (Thousands, except share amounts)		**2002**	2001
Revenue		**$ 49,683**	$ 86,040
Cost of goods sold		**40,561**	68,248
Gross margin		**9,122**	17,792
Selling, general and administrative expenses		**8,609**	8,963
Gain on sale of assets		**(193)**	(320)
Income before interest and taxes		**706**	9,149
Interest		**504**	1,090
Income before income taxes		**202**	8,059
Income taxes		**172**	3,103
Net income		**$ 30**	$ 4,956
Net income per common share — basic	(Note 5)	**$ 0.00**	$ 0.33
— diluted		**$ 0.00**	$ 0.33
Weighted average number of common shares		**14,844,100**	14,940,703

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	Three Months Ended March 31	
(Unaudited) (Thousands)	**2002**	2001
Retained earnings, beginning of period	**$ 83,089**	$ 68,494
Net income	**30**	4,956
Common shares purchased for cancellation	**(423)**	(315)
Stock options purchased	**(20)**	(18)
Dividends	**(1,484)**	(1,495)
Retained earnings, end of period	**$ 81,192**	$ 71,622

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited) (Thousands)		Three Months Ended March 31 2002	2001
Operating Activities			
Net income		**$ 30**	$ 4,956
Depreciation and amortization		**2,060**	2,113
Future income taxes		**262**	(102)
Gain on sale of assets		**(193)**	(320)
		2,159	6,647
Changes in non-cash working capital		**(950)**	(4,077)
		1,209	2,570
Investing Activities			
Acquisition of assets of VR Systems, Inc.	(Note 2)	**(4,077)**	—
Adjustment of Landré Ruhaak acquisition		**(53)**	—
Purchase of:			
Rental equipment		**(3,544)**	(5,969)
Property, plant and equipment		**(255)**	(762)
Proceeds on disposal of:			
Rental equipment		**1,554**	1,369
Property, plant and equipment		**89**	2
		(6,286)	(5,360)
Changes in non-cash working capital		**(338)**	(539)
		(6,624)	(5,899)
Financing Activities			
Increase in operating bank loans		**7,414**	3,694
Common shares purchased for cancellation		**(481)**	(343)
Stock options purchased		**(31)**	(18)
Dividends		**(1,484)**	(1,495)
		5,418	1,838
Changes in non-cash working capital		**(3)**	1,491
		5,415	3,329
Increase in cash		**—**	—
Cash, beginning of period		**—**	—
Cash, end of period		**$ —**	$ —
Supplemental disclosure of cash flow information			
Interest paid		**$ 481**	$ 1,090
Interest received		**$ 49**	$ —
Income taxes paid		**$ 8,445**	$ 970
Income taxes received		**$ —**	$ —

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited) (Tabular dollar amounts in thousands, except per share amounts)

The unaudited interim financial statements for the period ended March 31, 2002 should be read in conjunction with the consolidated financial statements for the year ended December 31, 2001, as the interim financial statements do not conform in all respects to the note disclosure requirements of generally accepted accounting principles for annual financial statements.

The interim financial statements are prepared in accordance with the same accounting policies and methods of their application as the most recent annual financial statements, except as described in Note 1.

NOTE 1. CHANGES IN ACCOUNTING POLICY

(a) Goodwill Effective January 1, 2002, the Company prospectively adopted the new recommendation on accounting for goodwill. Under the new method, goodwill is no longer amortized to income, and instead is subject to a periodic test for impairment. In addition, goodwill is now included in the assets of the segment to which it relates for segmented reporting. Previously, goodwill was reported in the Corporate segment assets; goodwill has been reclassified in the 2001 comparative numbers in Note 6. Amortization of goodwill in the first quarter of 2001 was $10,000.

(b) Stock Options Effective January 1, 2002, the Company adopted the new recommendation on accounting for stock options. The Company will use the intrinsic value method of accounting for stock options, pursuant to a change in the administration of the plan approved by the Board. In keeping with the transitional provisions under the recommendation, the Company will provide pro forma information concerning fair value accounting for stock options in the second quarter.

NOTE 2. ACQUISITION

On March 20, 2002, the Company acquired the operating assets of VR Systems, Inc., a specialty natural gas compression equipment packager located in Odessa, Texas, for cash consideration of $4,077,000, including estimated acquisition costs. If actual acquisition costs are different from those estimated, the amount allocated to goodwill will change. The acquisition was accounted for under the purchase method and the preliminary accounting is summarized as follows:

Non-cash working capital	**$ (215)**
Fixed assets	**1,052**
Goodwill	**3,240**
	$ 4,077

NOTE 3. INVENTORY

	March 31, 2002	December 31, 2001
Manufacturing materials	**$ 28,523**	$ 26,745
Repair parts held for resale	**25,036**	27,114
Work in progress:		
Costs in excess of related billings	**23,109**	38,195
Billings in excess of related costs	**(16,556)**	(32,711)
	$ 60,112	$ 59,343

NOTE 4. SHARE CAPITAL

Issued

	March 31, 2002		December 31, 2001	
	Common Shares	**Amount**	Common Shares	Amount
Balance, beginning of year	**14,861,100**	**$ 35,412**	14,947,000	$ 35,617
Common shares purchased	**(24,300)**	**(58)**	(85,900)	(205)
Balance, end of period	**14,836,800**	**$ 35,354**	14,861,100	$ 35,412

At April 25, 2002, the Company had 14,827,300 common shares outstanding.

On February 19, 2002, pursuant to the Company's stock option plan, the Company issued 276,600 stock options to employees and directors at an exercise price of $19.79.

NOTE 5. RECONCILIATION OF EARNINGS PER SHARE CALCULATIONS

	Three Months Ended March 31, 2002			Three Months Ended March 31, 2001		
	Net Income	**Weighted Average Shares Outstanding**	**Per Share**	Net Income	Weighted Average Shares Outstanding	Per Share
Basic	**$ 30**	**14,844,100**	**$ 0.00**	$ 4,956	14,940,703	$ 0.33
Options assumed exercised		**284,800**			770,280	
Shares assumed purchased		**(172,063)**			(629,369)	
Diluted	**$ 30**	**14,956,837**	**$ 0.00**	$ 4,956	15,081,614	$ 0.33

NOTE 6. SEGMENTED INFORMATION

Three months ended March 31	Service		Compression and Power		Leasing		Consolidated	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001
Segment revenue	**$ 30,720**	$ 34,646	**$ 18,953**	$ 53,805	**$ 3,274**	$ 2,859	**$ 52,947**	$ 91,310
Intersegment revenue	**(1,608)**	(2,543)	**(1,656)**	(2,727)	**—**	—	**(3,264)**	(5,270)
External revenue	**29,112**	32,103	**17,297**	51,078	**3,274**	2,859	**49,683**	86,040
Depreciation and amortization	**517**	470	**664**	763	**879**	880	**2,060**	2,113
Income (loss) before interest and taxes	**1,518**	3,457	**(2,293)**	4,282	**1,481**	1,410	**706**	9,149
Segment assets	**74,123**	64,480	**96,955**	94,728	**41,424**	36,685	**212,502**	195,893
Corporate							**742**	2,284
							213,244	198,177
Capital expenditures	**198**	324	**45**	427	**3,555**	5,979	**3,798**	6,730
Corporate							**1**	1
							$ 3,799	$ 6,731

The Company derived revenue of $13,806,000 (2001 — $15,564,000) from foreign countries, including gross exports from domestic operations of $4,360,000 (2001 — $12,056,000). Included in revenues from other countries are revenues from the United States of $3,022,000 (2001 — $7,588,000), from Australia of $2,296,000 (2001 — $2,307,000) and from the Netherlands of $5,499,000 (2001 — $120,000).

QUARTERLY DATA

(Unaudited)	**2002**				2001				2000
($ Millions, except per share data)	**Q1**	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	**49.7**	98.9	104.9	85.2	86.0	77.8	57.7	64.9	85.9
EBITDA	**2.8**	10.9	13.9	11.7	11.3	8.2	5.3	6.7	8.7
Income before income taxes	**0.2**	8.5	11.2	8.7	8.1	5.2	2.4	3.9	6.2
Net income	**0.0**	5.4	6.7	5.4	5.0	3.8	1.5	2.3	3.7
Per common share — basic	**0.00**	0.37	0.45	0.36	0.33	0.25	0.10	0.16	0.25
Depreciation and amortization	**2.1**	2.1	2.2	2.2	2.1	2.0	1.9	1.9	1.8
Cash from operations before changes in non-cash working capital	**2.2**	7.3	9.6	6.5	6.6	5.2	3.4	3.9	6.0
Capital expenditures, net									
Rental equipment	**2.0**	0.4	3.5	1.5	4.6	4.2	1.4	(0.6)	2.9
Property, plant and equipment	**0.2**	0.1	1.1	0.5	0.8	2.2	0.4	0.9	0.8
Dividends on common shares	**1.5**	1.5	1.5	1.5	1.5	1.5	1.5	1.5	1.5
Dividends per common share *(¢)*	**10.0**	10.0	10.0	10.0	10.0	10.0	10.0	10.0	10.0
Pre-tax income as a percentage of revenue	***0.4***	*8.6*	*10.7*	*10.3*	*9.4*	*6.7*	*4.2*	*6.0*	*7.2*

COMMON SHARE DATA

	Q1 2002	2001	2000	1999	1998	1997
Trading price range of common stock *($)* — high	**26.50**	32.40	42.00	40.00	45.60	44.00
— low	**18.75**	18.60	25.00	29.50	23.85	16.75
— close	**22.75**	19.75	31.00	37.50	29.50	32.50
Trading volume *(millions)*	**2.4**	5.2	6.8	5.0	7.5	7.7
Common shares *(millions)*						
Outstanding at end of period	**14.8**	14.9	15.0	15.0	15.0	15.1
Weighted average — basic	**14.8**	14.9	15.0	15.0	15.1	15.1

CORPORATE DIRECTORY

Directors and Officers

P. JOHN ALDRED
Director, Officer of the Corporation
Executive Chairman
Enerflex Systems Ltd.
Calgary, Alberta

MALCOLM R. COX
Director, Officer of the Corporation
President and Chief Executive Officer
Enerflex Systems Ltd.
Chestermere, Alberta

PATRICK D. DANIEL(1)
Director
President and Chief Executive Officer
Enbridge Inc.
Calgary, Alberta

MICHAEL A. GRANDIN(1)
Director
Chairman, Audit Committee
Calgary, Alberta

GEOFFREY F. HYLAND(2)
Director
President and Chief Executive Officer
ShawCor Ltd.
Toronto, Ontario

J. NICHOLAS ROSS(1)(2)
Director
Chairman and Chief Executive Officer
Rover Capital Corporation
Toronto, Ontario

HON. BARBARA J. SPARROW(1)
Director
President
Sparrow Holdings Ltd.
Calgary, Alberta

ROBERT C. WILLIAMS(2)
Director
Managing Director, Equity Capital
Markets/Syndication, Scotia Capital Inc.
Toronto, Ontario

DALE J. HOHM
Officer of the Corporation
Vice-President and Chief Financial Officer
Enerflex Systems Ltd.
Calgary, Alberta

DEREK MacKENZIE
Officer of the Corporation
Vice-President and General Manager, Service
Enerflex Systems Ltd.
Calgary, Alberta

Notes:
(1) Member of Audit Committee.
(2) Member of Corporate Governance and Compensation Committee.

CORPORATE OFFICE

4700 47th Street SE
Calgary, Alberta
Canada T2B 3R1
Tel: 1.403.236.6800
Fax: 1.403.236.6816
Email: info@enerflex.com
Web site: www.enerflex.com

Auditors

Arthur Andersen LLP
Calgary, Alberta

Bankers

Canadian Imperial Bank of Commerce
Calgary, Alberta

Solicitors

Bennett Jones
Calgary, Alberta

Registrar and Transfer Agent

Computershare Trust Company of Canada
Calgary, Alberta

Shares

The common shares of the Company are listed and traded on The Toronto Stock Exchange under the share symbol "EFX." The Company is a constituent of the TSE 300 Index.



ENERFLEX SYSTEMS LTD.
4700 47 Street SE Calgary AB Canada T2B 3R1 Tel: 1.403.236.6800 Fax: 1.403.236.6816 www.enerflex.com

EXHIBIT 1.3

ENERFLEX

ENERFLEX SYSTEMS LTD.

ANNUAL INFORMATION FORM
For the year ended December 31, 2001

April 10, 2002

TABLE OF CONTENTS

INCORPORATION

The Corporation

Enerflex Systems Ltd. ("Enerflex" or the "Company") was incorporated under the Companies Act (Alberta) on April 21, 1980 and was continued under the Business Corporations Act (Alberta) on February 13, 1985. On April 17, 1986 the Company continued under the Canada Business Corporations Act. The head office and principal place of business is located at 4700 47th Street SE, Calgary, Alberta, T2B 3R1.

On September 1, 1993, the articles of the Company were amended to subdivide the outstanding Common Shares into 4,500,000 Common Shares and the private company restrictions were removed. In addition, the minimum number of directors that may be elected was increased from one to three and the maximum number of directors was increased from seven to eleven.

Effective May 14, 1997, the Common Shares of the Company were subdivided on a two for one basis. All share and per share data has been restated to give effect to the subdivision.

Subsidiaries

The following table sets forth the principal operating subsidiaries of the Company, the percentage of shares owned, directly or indirectly, by the Company and the jurisdiction of incorporation as of December 31, 2001:

Name of Subsidiary	Jurisdiction of Incorporation	Percentage of Shares Beneficially Owned or Controlled, Directory or Indirectly, by the Company
Enerflex Leasing Ltd.	Canada	100%
Gas Drive Systems Pty Limited	Australia	100%
Enerflex Limited	United Kingdom	100%
Enerflex Systems, Inc.	Texas, United States	100%
Landré Ruhaak bv	The Netherlands	100%

Forward Looking Statements

This Annual Information Form contains forward looking statements under "Narrative Description of the Business" and "Management's Discussion and Analysis." The words "anticipate," "expect," "project" and similar expressions identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, economic conditions and other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Enerflex Systems Ltd. is a global provider of natural gas compression and power generation equipment and services.

The Company was founded in 1980 by P. John Aldred, Enerflex's Executive Chairman. Since 1980, Enerflex has benefited from the growing demand for natural gas both in North America and around the world and is now a significant player in natural gas compression and power generation packaging and servicing.

In 1998, Enerflex undertook a number of significant investments designed to expand revenue-generating capacity and to improve operating efficiencies. Key among these investments was the commissioning of a new manufacturing facility purpose-built to accommodate both existing and future production requirements. In May of 1999, the Company moved into the new $38 million manufacturing facility, located on a 40-acre site in Calgary, Alberta. By 2000, major expenditures relating to the facility were complete.

In 2000 the Company developed, and began execution of, a strategic business plan for 2001-05. The plan focuses on operational excellence and geographic expansion.

Enerflex's strategic goals are:

- Continue to expand internationally by establishing service and sales operations in key markets.
- Expand the rental business.
- Maintain an efficient and responsive organizational structure.
- Foster a culture and corporate philosophy of operational excellence.
- Further explore worldwide opportunities to expand the power generation business.

In the fall of 2000, the Company reorganized and simplified its corporate structure, consolidating seven divisions into three streamlined business units: Service, Compression & Power and Leasing.

In 2001, the Company completed the acquisition of 100% of the shares of Landré Ruhaak bv, the exclusive Waukesha natural gas engine and parts distributor for the Netherlands, Germany, Portugal and Spain.

In 2001, Gas Drive Systems, the Company's Australian-based service organization, was granted the Waukesha distributorship for engine sales and parts for the Republic of Indonesia.

Significant Acquisitions

On October 29, 2001, Enerflex Systems Ltd., through its wholly-owned subsidiary, Enerflex European Holdings bv, acquired 100% of the issued and outstanding shares of Landré Ruhaak bv, a Netherlands based company, for cash consideration of $8,566,000.

The acquisition of Landré Ruhaak is an important step forward in achieving the Company's long-term strategic objectives. Geographic expansion and continued development of Enerflex's worldwide service business is one of the key elements of the plan for the growth of Enerflex. The acquisition strengthens the Company's service operations in the North Sea and provides a strong engine sales and parts and service organization from which to expand into other parts of continental Europe.

On March 20, 2002, Enerflex Systems Ltd., through its wholly-owned subsidiary, Enerflex Systems, Inc., acquired the operating assets of VR Systems, a specialty natural gas compression equipment packager located in Odessa, Texas, for cash consideration of approximately $4,000,000.

This acquisition is in accordance with the Company's strategic objective of increasing its global presence. VR Systems' 20,000 square foot manufacturing facility is particularly well placed to serve customers in the west Texas region and it will also support the packaging needs of Enerflex's Houston sales office. Additionally, the facility provides a base from which the Company will establish a service and leasing presence in the United States.

Trends

The needs of Enerflex's customers are changing in several ways, and the Company is anticipating this by proactively adjusting how the Company operates. One such trend is the increasing globalization of the gas compression and power generation industries. In this changing world Enerflex is taking steps to increase its exposure to international markets.

A second trend affecting customer needs is the rapid pace of consolidation among natural gas producers. In 2001, several Enerflex customers were acquired by companies seeking greater economies of scale or a stronger Canadian presence. This consolidation affects the Company's sales strategies. For example, whereas in the past the Company might have pursued five projects with each of five different companies, in the future, the Company might pursue 25 projects in the hands of a single organization.

While the gas and power generation industry has always been a cyclical business, cycles are becoming shorter and more pronounced. Industry consolidation underscores Enerflex's longer-term strategy of increasing the proportion of revenue earned outside Canada, and growing the portion of the business related to Service and Leasing.

In 2001, 26% of revenue came from international sources, compared to 13% in 2000. Looking ahead, Enerflex's primary driver of growth is expected to be the service business, particularly from new international locations. Revenues from international operations are expected to continue to represent an increasing percentage of Enerflex's consolidated revenues and, in the longer term, to surpass Canadian operations revenues.

NARRATIVE DESCRIPTION OF THE BUSINESS

General Description

Enerflex is a global provider of natural gas compression and power generation equipment and services. The Company is headquartered in Calgary, Canada, and has operations in Canada, the United States, the United Kingdom, Germany, the Netherlands and Australia.

The Company's revenue is derived from the provision of the above services and equipment supplied through three business units, which include the subsidiaries listed previously.

The Company's three business units allow Enerflex to meet customers' needs in the following three distinct ways.

Service Enerflex is an international supplier of parts, service and re-engineering and re-manufacturing of existing compressor and power generation packages. The parts and service component is carried out through a responsive network reaching across Canada, as well as the North Sea, Germany, the Netherlands, Australia and Indonesia. Equipment refurbishment, which optimizes the performance of existing compressor packages, takes place at customer locations and at the Company's Calgary re-manufacturing facility.

Compression and Power Enerflex designs, manufactures and installs a wide variety of new natural gas compression packages for customers around the world. Engineered and assembled by Enerflex at its Calgary manufacturing facility, these packages are standard-built or custom-designed with components supplied by leaders and innovators within the global industry. The Company also provides gas-fuelled power generation systems as stand-alone equipment packages or on a turnkey, installed basis.

Leasing Enerflex offers customers many flexible and innovative financing packages, through which natural gas producers and electricity generators can purchase the use of a broad range of gas compression and power generation equipment. Leasing options include short-term rentals, long-term capital and operating leases and full-service contract operations.

Compression Equipment Overview

Compression

Natural gas occurs in underground reservoirs. Usually the pressure of the gas at the wellhead is too low to enable it to be transported to its destination for consumption. Virtually every cubic foot of natural gas requires compression.

Compression equipment is used to increase the pressure within gas gathering systems and processing plants. Usually several compressors are required to sustain the pressure necessary to deliver gas from a typical field to the main line high pressure transmission facility and to its end use.

Demand for compression occurs when new wells are drilled or when reservoir pressures decline in existing fields. A combination of additional compression and development drilling is invariably required to offset the decline in reservoir pressures. This is particularly evident in shallow gas reservoirs, which, while production can be brought on quickly and with relatively lower capital costs, usually experience rapid production declines.

Enerflex packages and services reciprocating and screw field compressors. A typical compressor package consists of a steel or concrete skid, gas compressor, driver such as a reciprocating engine, gas turbine or electric motor, gas cooler, liquid or particulate separation, piping and a control system. In colder climates the equipment is enclosed in an insulated building.

Compression is required both in land and offshore applications. The following are some of the more common compression applications.

Typical gas compression applications include:

Land Based Applications

- Wellhead Compression – Compression at or near the wellhead is almost always required to boost the pressure of produced gas to the level of gas in the transmission pipeline.
- Gas Gathering – Mid to large horsepower compressors (800 to 5,000 HP) deployed at a central field location, are used to receive and boost gas pressure from several wells. This approach is often more economical than the sum of smaller compressors at individual wellheads.
- Gas Storage and Withdrawal – Natural gas is often stored in underground facilities such as depleted oil or gas reservoirs or salt caverns. This is done to balance production with seasonal demand. Compression is required both to inject gas into the storage reservoir and to subsequently withdraw the gas for reinjection into the pipeline. Storage facilities typically use compressors in increments of 2,000 to 3,000 HP.
- Fuel Gas Boosting – Most large gas turbine power generation plants require compressors to boost the fuel gas pressure from the low (30 PSI) pressure delivered by the local utility, up to the much higher pressures (350 – 650 PSI) required by the turbine. These units typically are driven by electric motors. Their control systems are highly sophisticated to regulate a proper flow of fuel while the turbine undergoes load changes.
- Gas Lift – Compressors are used to increase oil production by injecting gas into the oil reservoir. This increases reservoir pressure and facilitates the oil flow. At the surface, the gas is separated from the oil, recompressed and then re-injected in a continuous cycle. Local conservation and environmental regulations often make re-injection mandatory.
- Enhanced Oil Recovery (EOR) – This process involves the injection of carbon dioxide or other gases by means of compression. Operators use EOR to decrease the viscosity of oil to enable it to flow from reservoir formation.
- Gas Processing – Gas plants typically require mid to large horsepower compressors for processing and boosting inlet and outlet supply pipelines.
- Coal Bed Methane – Methane trapped in coal beds or seams occurs naturally at low pressures. Its production requires a combination of reciprocating and screw compression near the wellhead.

Offshore Applications

Compression equipment is used on FPSO (Floating Production, Storage & Offloading) vessels and other offshore units to re-inject gas associated with oil production back into the reservoir. Most offshore operating regulations prohibit the flaring of gas. Re-injection may also be necessary to increase production, or where pipeline access is unavailable or uneconomical. Reciprocating compression equipment is gaining market acceptance for offshore gas re-injection projects where the gas volumes are generally lower and the required differential pressures are high.

Power Equipment Overview

A typical power generation unit comprises a natural gas reciprocating engine or turbine driver, generator and control devices. These components, mounted on a steel skid, may include such features as waste oil and coolant drain-storage tanks, equipment cranes, floor drains and in skid waste tanks. Stand-alone units may also be enclosed, including lighting, insulation, self-contained gas-fired or glycol heaters and separate rooms for personnel operations. Power generation equipment may operate on natural gas, landfill gas, digester fuel, propane, diesel or a combination of these fuels.

Enerflex's power systems are used for the generation of prime, standby or peak shaving power and cogeneration. In the latter process, waste heat, produced by the driver, is captured and used for water or space heating, steam production or for cooling via absorption refrigeration.

The Company manufactures high specification modular and portable power generation units. Outputs range from 15 kW to 3MW. Multiple set configurations also can be provided. Enerflex has designed and installed plants with power outputs of up to 13 MW. Customer applications outside the petroleum industry include industrial plants, medical centres, office buildings, municipal landfill operators and independent power producers.

Segmented Revenue Details

Business Unit	2001 Revenue - $375.0 ($ millions)	2000 Revenue - $286.3 ($ millions)
Service	$129.4 (35%)	$122.6 (43%)
Compression and Power	$233.2 (62%)	$154.4 (54%)
Leasing	$12.4 (3%)	$9.3 (3%)


$12.4
3%
$129.4
35%
$233.2
62%


$9.3
3%
$122.6
43%
$154.4
54%

Competitive Conditions

The natural gas compression industry has undergone many changes over the past few years. Although the Canadian market continues to have distinct differences from the United States market, it is clear that a single North American market is developing and may ultimately become a global market. For this reason, investors should be aware of certain competitive issues in Canada, the United States and overseas markets.

Canada The service business has not changed significantly over the last year. Enerflex remains the market leader in Canada.

With at least six major players in the business, the Canadian compressor packaging market continues to have more competitors and more capacity than the market will support. In spite of this highly competitive market, the Company maintained market share in 2001, although prices remained depressed.

While more compression equipment is being rented each year in Canada, only about 5% of the existing population of compression equipment in Canada (measured by horsepower) is rented. The remaining 95% is owned by producers. Enerflex, which supplies 25% of the Canadian rental market (calculated by horsepower), is a leader in the rental industry.

United States There is no dominant service provider in the United States. The Company continues to look for the right vehicle(s) to gain access to the United States service market.

The consolidation of the United States compression industry in now virtually complete with three major industry participants. The Company continues to believe that the United States market provides Enerflex with a strong opportunity to expand its business and is looking at several options to increase its presence and further penetrate the market.

The United States market continues to be more heavily weighted towards rental contracts than the Canadian market. At present, approximately 30% of the United States market is served by rental compression equipment while 70% is owned by producers and pipeline companies.

International Internationally, the competitive field reflects the North American picture. Most North American packagers are pursuing international business.

Outside of Canada, the compression service business is highly fragmented. Through the acquisition of Landré Ruhaak and expansion into Indonesia, Enerflex has become a significant and growing player in the international service market.

Availability of Raw Materials, Component Parts or Finished Products

Enerflex purchases a broad range of materials and components in connection with its manufacturing and service activities. The Company purchases most of its compressors and engines through distribution agreements with Ariel Corporation for compressors and Waukesha Engines for natural gas engines. The Company has had relationships with both of these companies since 1980. Additionally, the Company has relationships with a number of other suppliers including Mycom, Dresser-Rand and Caterpillar.

The ability of suppliers to meet performance and quality specifications and delivery schedules is important to the maintenance of customer satisfaction but the Company is not dependent on any single source of supply. The materials required for the Company's business have been readily available and the Company does not anticipate the development of significant shortages in the future.

Seasonality

While demand for Enerflex's products and services is largely a function of the supply, demand and price of natural gas, other factors can affect the business, either positively or negatively. Energy prices in general affect the Company, as most customers generate cash flow from the production and sale of both oil and gas. Natural gas prices are determined by supply, demand and government regulations relating to natural gas production and processing. The market for capital goods used by natural gas producers is cyclical and, at times, highly volatile. Enerflex is structured to be profitable in both high and low periods of the energy cycle. This is achieved through product breadth, international diversification and a flexible workforce. Over the past 10 years, the Company has generated positive cash flow even in challenging times.

Environmental Matters

The Company designs and operates its facilities in compliance with applicable federal, provincial, local and foreign requirements regulating the discharge of substances into the environment or otherwise relating to the protection of the environment. The Company cannot predict the changes that may be made to environmental requirements in the future although it anticipates that such requirements generally will become more stringent. In this regard, the Company's capital and operating costs for environmental controls will likely increase in the future; however, this is not expected to have a material effect on the earnings or competitive position of the Company.

Employees

Enerflex employed approximately 900 people worldwide at December 31, 2001.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Annual Information

The following table contains a summary of financial information of Enerflex for the indicated periods.

Thousands of Canadian dollars, *except per share amounts*	***2001***	***2000***	***1999***
RESULTS			
Revenue	375,040	286,283	256,664
Net income	22,454	11,312	12,106
Net income per			
Common share – basic	1.51	0.76	0.81
– fully diluted	1.49	0.75	0.80
Dividends per common share (in cents)	40.0	40.0	40.0
FINANCIAL POSITION			
Total assets	222,146	192,741	186,093
Long-term debt	30,000	30,000	30,000
Shareholders' equity	118,501	104,111	102,967

Dividends

Enerflex has a policy of paying quarterly dividends on its outstanding Common Shares. This policy is reviewed from time to time, based upon and subject to the Company's earnings, financial requirements and general economic circumstances.

The Company declared a dividend of 10.0 cents per Common Share for each quarter of 2001.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Reference is made to "Management's Discussion and Analysis" and "Consolidated Financial Statements" for the year ended December 31, 2001 contained on pages 19 to 38 of the Company's 2001 Annual Report, which is incorporated herein by reference.

MARKET FOR SECURITIES

Enerflex's Common Shares are traded on The Toronto Stock Exchange under the symbol "EFX."

DIRECTORS AND OFFICERS

The following table sets forth the current directors and officers of the Company, together with the positions currently held by them with the Company, their principal occupation or employment during the last five years and, where applicable, the year in which they were first elected a director of the Company. All directors of the Company stand for election at each annual meeting of shareholders of the Company, to hold office until the next annual meeting or until their successors have been duly elected. Accordingly, the current term of each of the directors will expire at the next annual meeting of shareholders, which is scheduled for April 10, 2002.

Name and Municipality of Residence	Office	Principal Occupation	Director Since
P. John Aldred Calgary, Alberta	Director, Executive Chairman	Executive Chairman, Enerflex	1980
Malcolm R. Cox Chestermere, Alberta	Director, President and Chief Executive Officer	President and Chief Executive Officer, Enerflex	1998
Patrick D. Daniel[1] Calgary, Alberta	Director	President and Chief Executive Officer, Enbridge Inc.	1998
Michael A. Grandin[1] Calgary, Alberta	Director	President, PanCanadian Energy Corporation	1999
Geoffrey F. Hyland[2] Toronto, Ontario	Director	President and Chief Executive Officer, Shawcor Ltd.	1998
J. Nicholas Ross[1][2] Toronto, Ontario	Director	Chairman and Chief Executive Officer, Rover Capital Corporation	1980
Hon. Barbara J. Sparrow[1] Calgary, Alberta	Director	President, Sparrow Holdings Ltd. (private holding company)	1994
Robert C. Williams[2] Toronto, Ontario	Director	Managing Director, Equity Capital Markets/Syndication, Scotia Capital Inc.	1980
Dale J. Hohm Calgary, Alberta	Officer of the Corporation	Vice-President and Chief Financial Officer, Enerflex	N/A
Derek Mackenzie Calgary, Alberta	Officer of the Corporation	Vice-President and General Manager, Service, Enerflex	N/A

Notes:
(1) Member of Audit Committee.
(2) Member of Corporate Governance and Compensation Committee.

As of December 31, 2001, the Directors and executive officers of the Company as a group owned, directly or indirectly, approximately 16.5% of the issued and outstanding Common Shares of the Company.

During the past five years, all of the directors and officers of Enerflex have been engaged in their principal occupations or in executive capacities with the corporations or entities in which they currently hold positions, with the following exceptions.

- Mr. Daniel was Executive Vice President & Chief Operating Officer, Energy Transportation prior to June 1998 and was President and CEO, Interprovincial Pipe Line Inc. prior to September 1997.
- Mr. Grandin served as Executive Vice-President and Chief Financial Officer of Canadian Pacific Limited from 1997 to 2001. He was Vice-Chairman and Director of Midland Walwyn Capital Inc. from September 1996 to November 1997.
- Mr. Cox was President of Enerflex Manufacturing from 1995 to 1997. He was appointed President and Chief Operating Officer of Enerflex Systems Ltd. in July of 1997 followed by his current appointment to President and Chief Executive Officer effective April, 2000.
- Mr. Hohm was appointed Vice President and Chief Financial Officer of the Company in April 2001. In the five years prior to this appointment, Mr. Hohm was Vice President Finance and Corporate Secretary of Numac Energy Inc., a western Canadian oil and gas exploration and production company.
- Mr. MacKenzie was appointed Vice President and General Manager of the Service business unit in January 2001. From 1997 to 2000, Mr. MacKenzie served as General Manager of Cooper Cameron in Canada before relocating to Singapore as General Manager of the Asia Pacific Region.

ADDITIONAL INFORMATION

When the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities, the Company shall provide any person, upon request to the secretary of the Company:

1) One copy of the current Annual Information Form of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in that Annual Information Form.
2) One copy of the comparative financial statements of the Company for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year.
3) One copy of the Information Circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate.
4) One copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (1) to (3) above.

At any other time, the Company will provide upon request one copy of any of the documents referred to in (1), (2), (3) and (4) above, provided the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

Additional information relating to directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options, and other information is set out in the Company's Management Information Circular[1] dated February 27, 2002, prepared in connection with its Annual Meeting of Shareholders held on April 10, 2002.

Additional financial information is provided in "Management's Discussion and Analysis" and "Financial Statements" for the year ended December 31, 2001 contained on pages 19 to 38 of the Company's 2001 Annual Report[1].

Note 1: Copies of these documents may be obtained upon request to the Vice President and Chief Financial Officer, Enerflex Systems Ltd., 4700 - 47 Street SE, Calgary, Alberta, T2B 3R1, Phone 1.403.236.6800, Fax 1.403.236.6816, www.enerflex.com

EXHIBIT 1.4

MANAGEMENT'S DISCUSSION AND ANALYSIS

Net income increased 99% to $22.5 million in 2001.

The following discussion and analysis highlights key business results and statistics for 2001 and 2000 and should be read in conjunction with the consolidated financial statements and accompanying notes on pages 29 to 38 of this Annual Report.

RESULTS OF CONSOLIDATED OPERATIONS — HIGHLIGHTS

Enerflex recorded the following consolidated results for 2001:

- total revenues in 2001 were $375.0 million, up 31.0% from $286.3 million in 2000.
- international revenue increased to $97.3 million (25.9% of revenue) in 2001, compared to $36.7 million (12.8% of revenue) in 2000.
- net income in 2001 was $22.5 million, up 98.5% from $11.3 million in 2000.
- on basic earnings per share, net income was $1.51, twice 2000's earnings per share of $0.76.
- the Company's return on opening equity[1] was 21.6% compared to 11.0% in 2000 and a previous five-year average of 23.6%.
- return on capital employed[2] increased to 23.6% in 2001 from 13.8% in 2000.

OPERATIONS

Enerflex operates three business units: Service, Compression and Power, and Leasing. The charts and tables following illustrate 2001 revenues and income for each, compared to 2000 levels.

2001 REVENUE – *$375.0*
($ millions)


Compression and Power 62%
Service 35%
Leasing 3%

2000 REVENUE – *$286.3*
($ millions)


Compression and Power 54%
Service 43%
Leasing 3%

Footnotes:

(1) Return on opening equity is calculated as net income divided by shareholders' equity at the beginning of the year.

(2) Return on capital employed is calculated as pre-tax income plus interest expense divided by the simple average of capital employed at the beginning and the end of the year. Capital employed is the sum of shareholders' equity plus current and long-term bank indebtedness.

Service

	2001	2000
Segment revenue	**$ 135,659**	$ 125,151
Intersegment revenue	**(6,191)**	(2,579)
External revenue	**$ 129,468**	$ 122,572
Income before interest and taxes	**$ 14,500**	$ 10,544

The Service business unit supplies parts and service for compression and power generation packages through a network of 14 Canadian locations, as well as in Scotland, Germany, the Netherlands, Australia and Indonesia. In addition, Service refurbishes compression and power generation packages at its Calgary facility.

This business unit has experienced steady growth in periods of both low and high natural gas prices as revenue is derived primarily from sales of parts and service to installed compression equipment. This equipment is maintained and continues to run regardless of the commodity price cycle.

Operational efficiencies have resulted in an improved gross margin and a 37.5% improvement in income before interest and taxes. In the fourth quarter of 2001, our Service business unit completed the acquisition of Landré Ruhaak bv in the Netherlands, and was granted the Waukesha distributorship in Indonesia. These additions to our service business will generate top- and bottom-line growth as well as increased international diversification of revenue in 2002.

Compression and Power

	2001	2000
Segment revenue	**$ 248,208**	$ 165,994
Intersegment revenue	**(15,056)**	(11,546)
External revenue	**$ 233,152**	$ 154,448
Income before interest and taxes	**$ 18,748**	$ 6,454

The Compression and Power business unit engineers and assembles standard or custom-designed compression packages and natural gas fuelled power generation systems. Sales in this business unit are cyclical, as they are dependent upon capital spending by natural gas producers. Strong natural gas prices in the first half of 2001 led to growing revenue and a heavy order backlog at the end of the second quarter. In the second half of the year, natural gas prices dropped sharply, resulting in capital spending cuts by producers and a decline in orders for new compression equipment.

Revenue for the last half of 2001 was largely derived from orders booked earlier in the year. For the year as a whole, segment revenues were the strongest in the Company's history, increasing by 51.0% over 2000. Income before interest and taxes was nearly three times the amount recorded in the prior year as a result of plant efficiencies, cost control measures and higher plant utilization. Poor margins on custom orders in the fourth quarter resulted in low average margins late in the year. In early 2002, order activity remains slower than in the first half of 2001. Therefore, this business unit has substantially reduced its workforce to reflect the cyclical downturn in activity. At the same time, the Company has taken steps to improve its sales capabilities in Canada, the United States and internationally to enable Enerflex to secure orders.

2001 SEGMENT INCOME – *$39.2*
(Before interest and taxes, $ millions)


Compression and Power 48%
Service 37%
Leasing 15%

2000 SEGMENT INCOME – *$21.3*
(Before interest and taxes, $ millions)


Compression and Power 30%
Service 50%
Leasing 20%

Leasing

		2001		2000
Segment revenue	**$**	**12,420**	$	9,263
Intersegment		**—**		—
External revenue	**$**	**12,420**	$	9,263
Income before interest and taxes	**$**	**5,913**	$	4,288
Capital expenditures (net of disposals)	**$**	**9,999**	$	7,905

The Leasing business unit provides a variety of leasing and rental options for gas compression and power generation equipment. Enerflex now has 139 units in its fleet, with a total of over 47,000 horsepower, an increase of 25 units and 11,000 horsepower over the year. Notwithstanding the growth in capacity, utilization rates have continued to exceed 80%. Both revenue and income before interest and taxes achieved new records in 2001, with increases from the prior year of 34.1% and 37.9%, respectively. Equipment rentals provide an important alternative to customers, particularly when natural gas prices are weak. As a result, this business unit can continue to grow in a difficult economic environment.

RETURN ON EQUITY
(%)


14
33
67
39
31
38
26
12
11
22
92
93
94
95
96
97
98
99
00
01

Selling, General and Administrative Selling, general and administrative (SG&A) expenses were $35.2 million in 2001, compared to $33.2 million in 2000. For 2001, selling, general and administrative were 9.4% of revenue, compared to 11.6% in 2000. Expenses in the current year include an increase in profit sharing of $2.4 million over 2000 due to strong financial performance. All employees participate in the Company's profit sharing plan, which enables staff to share in the success that they are building at Enerflex. Exclusive of profit sharing, SG&A costs are 1.6% lower than the prior year, notwithstanding a 31.0% increase in revenue, as a result of efficiencies gained by combining seven divisions into three business units over the past year.

Interest Net interest expense in 2001 was $2.7 million, compared to $3.6 million in 2000. Enerflex is benefiting from declining interest rates as all of the Company's debt is subject to floating rates. Debt levels were similar in 2001 and 2000. Over the course of the year, Enerflex funded dividends, the Normal Course Issuer Bid, and business and property acquisitions from cash flow. Short-term interest rates are expected to remain low in 2002.

Income Taxes The effective rate of income tax for 2001 was 38.5%, compared to 36.1% in 2000. In 2000, Enerflex adopted the liability method of accounting for income taxes and recognized the benefit of lower future tax rates. Based on enacted future tax rates in Canada, the Company expects its income tax rate to be reduced by approximately 1% per year in each of the next three years.

FINANCIAL CONDITION AND LIQUIDITY

Cash Flow from Operations Enerflex generated $30.0 million cash from operations, before changes in non-cash working capital, in 2001, compared to $18.5 million in 2000. Cash was used to fund the acquisition of Landré Ruhaak bv ($9.2 million) and net additions of $12.5 million (2000 — $12.2 million) to rental equipment and property, plant and equipment. In addition, the Company returned $8.0 million to shareholders through dividends and share repurchases.

CASH FLOW FROM OPERATIONS
($ millions)



5
9
19
22
20
29
26
19
19
30
92
93
94
95
96
97
98
99
00
01

The annual dividend for 2001 was maintained at 40 cents per share. This is a payout ratio of 26.6% of 2001 net earnings compared to 52.9% in 2000. Through its Normal Course Issuer Bid, which was renewed in 2001, Enerflex returned a further $2.0 million (2000 — $3.4 million) to its shareholders. Over the past year, 85,900 common shares were repurchased at an average price of $23.42. This compares to 103,300 common shares repurchased at an average price of $32.62 in 2000.

Financing and Liquidity As at December 31, 2001, Enerflex had total debt of $53.9 million compared to total debt of $54.8 million a year earlier. Debt in 2001 is comprised of an operating loan of $23.9 million to fund a portion of working capital requirements and long-term debt of $30.0 million. Working capital at December 31, 2001 was $62.1 million, compared to $57.9 million a year earlier. Shareholders' equity at December 31, 2001 was $118.5 million, compared to $104.1 million a year earlier.

The Company's bank lines of credit are comprised of a $46 million operating line and a $30 million term loan. Under the current bank agreement, the term loan is repayable in annual principal installments of $10 million commencing January 1, 2003. Enerflex plans to assess its future credit requirements and replace credit facilities as appropriate. At December 31, 2001, approximately $17 million of the operating line of credit was available.

Outlook for Markets and Competition As a Canadian-based provider of services and equipment to the global oil and gas business, Enerflex's business prospects for 2002 will be influenced by several market factors. These include the international business outlook for oil and gas producers, prospects for natural gas drilling and development, as well as the competitive environment within the natural gas compression service and packaging industries.

The compression service business is largely insulated from the ups and downs of the commodity price cycle. Rather, compression parts and service sales are driven by the installed capacity of compression equipment, which tends to remain stable in a lower price environment and grow when gas prices rise. The service business provides important stability to Enerflex earnings and cash flow.

QUARTERLY REVENUE
($ millions)



86
65
58
78
86
85
105
99
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
2000
2001

INDUSTRY OUTLOOK — OIL AND GAS PRODUCERS

Throughout 2000 and the first half of 2001, crude oil and natural gas producers enjoyed record profitability. In the third quarter of 2001, however, lower commodity prices led to reductions in upstream earnings and cash flow. Lower cash flows resulted in capital spending reductions in Western Canadian exploration and development activities in the third quarter, and there are no signs of near-term improvement.

In October 2001, the Petroleum Services Association of Canada (PSAC) estimated that the number of wells drilled in western Canada would decline from 18,200 in 2001 to 14,400 in 2002. In mid-January 2002, this estimate was lowered further to 13,000. PSAC said the drop would be most pronounced in the number of shallow natural gas wells drilled.

We expect E&D companies to have more exploration plays ready to drill if market conditions warrant.

Merger and acquisition activity in the Western Canadian oil and gas business will also have an impact on capital spending in 2002. The intermediate companies, which had historically invested more than cash flow each year, were the first to be absorbed, followed by many of Canada's senior producers. The high-grading of capital projects that generally takes place subsequent to major mergers and acquisitions will lead to capital spending reductions by producers.

Exploration and development capital spending reductions became apparent in the third quarter. Increasing evidence of global recession, compounded by the September 11th tragedy, led to lower commodity prices and slower cash generation by our customers. Producers deferred capital spending into 2002. Spending constraints are now expected to continue through the winter,

OIL & NATURAL GAS PRICES
(average)



WTI ($US/barrel)
AECO "C" Hub ($C/mcf)
20.59
14.45
19.26
30.29
25.91
1.81
2.06
2.92
5.59
5.77
97
98
99
00
01

followed by the normal seasonal drop in the second quarter. Thereafter, increases in spending will be dependent upon economic recovery and improvements in commodity prices.

Natural gas production decline rates in North America approximate 30%. We expect that E&P companies have more exploration plays ready to drill if market conditions warrant. Success in exploration drives more of the capital spending that benefits Enerflex, with the requirement for new higher-horsepower compression.

In summary, low commodity prices cause producers to cut capital spending. Lower spending is having a negative impact on the compressor packaging business, and this can be expected to persist until commodity prices improve. However, the service business is not expected to suffer in this environment as producers continue to operate and maintain their equipment.

152

COMPETITIVE ISSUES IN THE COMPRESSION INDUSTRY

The natural gas compression industry has undergone many changes over the past few years. Although the Canadian market continues to have distinct differences to the United States market, it is clear that the border is coming down and the industry is becoming a single North American industry and ultimately a global business. For this reason, investors should be aware of certain competitive issues in Canada, the United States and overseas markets.

Canada The service business has not changed significantly over the last year. Enerflex remains the market leader in Canada.

With at least six major players in the business, the Canadian compressor packaging market continues to have more competitors and more capacity than the market will support. In spite of this highly competitive market, Enerflex maintained market share in 2001, though prices remained depressed.

The service business has not changed significantly over the last year. Enerflex remains the market leader in Canada.

While more compression capacity is being rented each year in Canada, only about 5% of the existing population of compression equipment in Canada, measured by horsepower, is rented. The remaining 95% is owned by producers. Enerflex, which supplies 25% of the Canadian market (calculated by horsepower), is a leader in the rental industry.

United States In the United States there is no dominant service provider such as Enerflex. We continue to look for the right vehicle(s) to gain access to the U.S. service market.

The consolidation of the U.S. compression industry in now virtually complete. Currently, there are only three major players: Hanover, Universal and CSI Inc. We continue to believe that the United States market provides Enerflex with a strong opportunity to expand our business and we are looking at several options to increase our presence and further penetrate the market.

The United States market continues to be more heavily weighted towards rental contracts than the Canadian market. At present, approximately 30% of the United States market is served by rental compression equipment, while 70% is owned by producers and pipeline companies.

International Internationally, the competitive field reflects the North American picture. Most North American packagers are pursuing international business. The only pure international players are Nuovo Pignone (Italy) and GSI (Singapore).

Outside of Canada, the compression service business is highly fragmented. Through the acquisition of Landré Ruhaak and expansion into Indonesia, Enerflex has become a significant and growing player in the international service market.

BUSINESS RISKS

While demand for Enerflex's product and services is largely a function of supply, demand and price of natural gas, many other factors can affect the fortunes of the business, either positively or negatively. Enerflex encourages all investors to read and be aware of the following business risk issues and the Company's response to them.

Markets and Operations Energy prices in general affect Enerflex, as most customers generate cash flow from both oil and gas. Natural gas prices are determined by supply, demand and government regulations relating to natural gas production and processing. The market for capital goods used by natural gas producers is both cyclical and, at times, highly volatile.

Foreign Exchange Enerflex, a Canadian company, is exposed to foreign exchange risk when it buys or sells goods or services in U.S. dollars. The Company manages most of this inherent risk through a variety of contractual means, but currency risk cannot be eliminated entirely. Enerflex has also invested in international subsidiaries, which exposes the Company to foreign exchange risk, mainly in the Euro, British pound, and Australian dollar.

The Cyclical Nature of the Energy Industry Enerflex is structured to be profitable in both high and low periods of the energy cycle. This is done through product breadth, international diversification and a flexible workforce. Over the past 10 years, Enerflex has generated positive cash flow even in challenging times.

Enerflex is structured to be profitable in both high and low periods of the energy cycle.

Foreign Operations In 2001, Enerflex sold goods and services in countries outside Canada. While this diversification is desirable, it can expose the Company to risk related to issues such as quality of receivables. The Company mitigates this risk by dealing with credit-worthy institutions, and using credit insurance and letters of credit where appropriate.

Distribution Agreements One of the Company's strategic assets is its distribution agreements with leading manufacturers, notably Ariel Corporation (for compressors) and the Waukesha engine division of Dresser Industries (for engines). Enerflex and its people make it a priority to maintain and enhance these strategic relationships.

Insurance Enerflex carries insurance to protect the Company in the event of the destruction or damage to its property and equipment. Liability insurance is also maintained at prudent levels to limit exposure in the event of unforeseen incidents. An annual review of insurance coverage is completed to ensure that the risk of loss is maintained within acceptable limits. The events of September 11th have placed strains on the insurance market which are expected to result in increased insurance costs.

Climatic Factors In North America, cold winters typically increase demand (and therefore price) of natural gas. That is positive for Enerflex. Warm winters in western Canada, however, can both reduce demand for gas and make it difficult for producers to reach well locations and in turn hamper drilling and compression operations. This is negative for Enerflex.

Seasonal Demand Demand for compression products and services, and hence Enerflex business prospects, are clearly influenced by seasonal demand. Each year's first quarter is generally accompanied by increased winter deliveries of equipment. Service activities are generally higher in the summer.

Environment Enerflex regularly conducts third-party environmental audits to ensure that environmental issues do not materially affect financial condition or performance.

EXHIBIT 1.5

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD WEDNESDAY, APRIL 10, 2002

NOTICE IS HEREBY GIVEN that an Annual Meeting of Shareholders of ENERFLEX SYSTEMS LTD. (the "Company") will be held at the Hyatt Regency Hotel, 700 Centre Street South, Calgary, Alberta on Wednesday, April 10, 2002 at 2:00 p.m., Calgary time, for the following purposes, namely:

(a) to receive and consider the consolidated financial statements of the Company for the year ended December 31, 2001 and the report of the auditors thereon;

(b) to elect directors of the Company for the ensuing year;

(c) to appoint auditors for the ensuing year and authorize the directors to fix the auditors' remuneration; and

(d) to transact such other business as may properly come before the meeting or any adjournment.

The specific details of the matters proposed to be put before the meeting are set forth in the accompanying Information Circular.

The accompanying form of proxy, or other appropriate form of proxy, completed in accordance with the instructions set forth in the accompanying Information Circular, will not be valid unless it is deposited at the office of Computershare Trust Company of Canada, Corporate Trust Department, 600, 530 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 3S8, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time of the meeting or any adjournment thereof. A person appointed as proxy need not be a shareholder of the Company.

Only holders of shares of record as of the close of business on March 6, 2002 are entitled to receive notice of and to vote at the meeting.

DATED at Calgary, Alberta this 27th day of February, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

DALE J. HOHM
Vice-President and Chief Financial Officer

Enclosed with this Notice:
Information Circular
Form of Proxy
Return Envelope

Information Circular

FOR THE ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON WEDNESDAY, APRIL 10, 2002

MANAGEMENT SOLICITATION OF PROXIES

This Information Circular is being furnished in connection with the solicitation of proxies by the management of ENERFLEX SYSTEMS LTD. (the "Company") to be used at the Annual Meeting of the Shareholders of the Company (the "Meeting") to be held at the Hyatt Regency Hotel at 700 Centre Street South, Calgary, Alberta on Wednesday, April 10, 2002 at 2:00 p.m., Calgary time, and at any adjournment and for the purposes set forth in the accompanying Notice of Meeting and in this Information Circular. Solicitation of proxies will be primarily by mail, but may also be by telephone, facsimile or oral communication by the directors, officers and employees of the Company, at no additional compensation. The cost of the solicitation of proxies will be borne by the Company. The Company will reimburse brokerage houses, custodians, nominees and other fiduciaries for their reasonable charges and expenses incurred in forwarding proxy material to beneficial owners of Common Shares.

Appointment and Revocation of Proxies

The management nominees named in the enclosed form of proxy are officers of the Company. **A shareholder has the right to appoint some other person (who need not be a shareholder) to represent such shareholder at the Meeting instead of the management nominees designated in the enclosed form of proxy.** To exercise this right, a shareholder should insert the name of the desired person in the blank space provided in the form of proxy or should complete another appropriate form of proxy. A proxy will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada, Corporate Trust Department, 600, 530 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 3S8, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment.

Proxies given by shareholders for use at the Meeting may be revoked at any time prior to their use. In addition to revocation in any other manner permitted by law, a shareholder giving a proxy may revoke the proxy by an instrument in writing executed by the shareholder or his attorney authorized in writing, or if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the offices of Computershare Trust Company of Canada, Corporate Trust Department, 600, 530 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 3S8, at any time up to and including the last business day preceding the Meeting, or any adjournment, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting or adjournment, and upon either of such deposits, the proxy is revoked.

Exercise of Discretion by Proxies

The enclosed form of proxy affords shareholders an opportunity to specify that the shares registered in their name shall be voted or withheld from voting for the election of directors and the appointment of auditors at the Meeting. The management nominees named in the enclosed form of proxy will vote or withhold from voting the shares in respect of which they are appointed in accordance with the direction of the shareholder appointing them on any ballot that may be called for at the Meeting. **In the absence of such direction, such shares will be voted in favour of (i) the election of those nominees identified in this Information Circular as directors of the Company; (ii) the appointment of Arthur Andersen LLP as auditors; and (iii) in respect of any other business raised at the Meeting, as such persons consider appropriate.**

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. As of the date hereof, the management of the Company knows of no such amendments, variations or other matters.

VOTING SHARES AND PRINCIPAL HOLDERS

Voting of Common Shares

There are 14,836,800 issued and outstanding Common Shares of the Company as at February 27, 2002. Each Common Share confers upon the holder thereof the right to one vote.

The Company has prepared, as of the close of business on March 6, 2002, a list of shareholders entitled to receive the Notice of Meeting and the number of Common Shares of the Company held by each such shareholder. A holder of Common Shares named in the list is entitled to vote the shares shown opposite his name at the Meeting except to the extent that such holder has transferred the ownership of his shares after March 6, 2002 and the transferee of those shares establishes that he owns the shares and demands, not later than 10 days before the Meeting, that his name be included in the list of shareholders before the Meeting, in which case the transferee is entitled to vote such shares at the Meeting. Any shareholder may examine the list of shareholders during usual business hours of the head office of the Company or at the Meeting. The register of transfers will not be closed.

Principal Holders of Common Shares

To the knowledge of management of the Company, the only persons or companies beneficially owning, directly or indirectly, or exercising control or direction over, more than 10% of the issued and outstanding Common Shares of the Company are as follows:

Name	Number of Shares Beneficially Owned	Percent of Shares
Bluewater Investment Management Inc.	2,513,790	16.9%
Energrowth Holdings Ltd.[1]	1,813,518	12.2%
La Caise de Dépôt et Placement du Québec	1,669,900	11.3%

Note:

(1) Energrowth Holdings Ltd. is a private corporation wholly-owned by P. John Aldred, Executive Chairman of the Company.

ELECTION OF DIRECTORS

The articles of the Company provide that the Board of Directors shall consist of not less than three nor more than eleven directors. At the Meeting, it is proposed that eight directors be elected to hold office until the next annual meeting or until their successors are elected or appointed. **On any ballot that may be called for at the Meeting, the shares represented by proxies in favour of management nominees will be voted, in the absence of directions to the contrary, in favour of the election as directors of the nominees hereinafter set forth, all of whom have consented to be named herein as nominees.**

Management does not contemplate that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, proxies will not be voted with respect to such vacancy.

The following table and the notes thereto set forth the names of the persons proposed to be nominated for election as directors, all other positions and offices with the Company now held by them, their principal occupations or employment, the period during which they have served as directors of the Company, and the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them on February 27, 2002. The information contained herein as to Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised is based upon information furnished to the Company by the respective nominees.

Name and Municipality of Residence	Office	Principal Occupation	Director Since	Common Shares Beneficially Owned
P. John Aldred Calgary, Alberta	Director, Executive Chairman	Executive Chairman, Enerflex	1980	1,813,518[3]
Malcolm R. Cox Chestermere, Alberta	Director, President and Chief Executive Officer	President and Chief Executive Officer, Enerflex	1998	—
Patrick D. Daniel[1] Calgary, Alberta	Director	President and Chief Executive Officer, Enbridge Inc.	1998	2,000
Michael A. Grandin[1] Calgary, Alberta	Director	President, PanCanadian Energy Corporation	1999	2,000
Geoffrey F. Hyland[2] Toronto, Ontario	Director	President and Chief Executive Officer, Shawcor Ltd.	1998	4,000
J. Nicholas Ross[1][2] Toronto, Ontario	Director	Chairman and Chief Executive Officer, Rover Capital Corporation	1980	105,748
Hon. Barbara J. Sparrow[1] Calgary, Alberta	Director	President, Sparrow Holdings Ltd. (private holding company)	1994	200
Robert C. Williams[2] Toronto, Ontario	Director	Managing Director, Equity Capital Markets/ Syndication, Scotia Capital Inc.	1980	518,722

Notes:
(1) Member of Audit Committee.
(2) Member of Corporate Governance and Compensation Committee.
(3) Held by Energrowth Holdings Ltd., a private corporation wholly-owned by P. John Aldred.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Company has purchased directors' and officers' liability insurance with an annual aggregate limit of $20,000,000 for the Company and its directors and officers. The approximate amount of premium paid by the Company in the financial year ended December 31, 2001 in respect of the directors and officers of the Company as a group was $29,850. Each of the directors personally paid a premium in the amount of $100. The Company is responsible for the first $75,000 of any loss and there is no deductible in respect of claims against any director or officer.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the total compensation earned during the last three completed financial years by the Company's President and Chief Executive Officer holding such office in 2001 and its four other executive officers who had the highest individual aggregate salary and bonuses during 2001.

NAME AND PRINCIPAL POSITION	YEAR ENDED DECEMBER 31	ANNUAL COMPENSATION			LONG-TERM COMPENSATION
		Salary ($)	Bonus[1] ($)	Other Annual Compensation [2][3] ($)	Securities Under Options Granted (#)
P. John Aldred Executive Chairman	2001 2000 1999	300,000 330,000 390,000	161,000 95,891 165,266	16,803 8,882 13,488	17,500 30,000 33,000
Malcolm R. Cox President and Chief Executive Officer	2001 2000 1999	346,875 291,667 225,000	301,000 143,837 148,750	18,447 7,484 7,475	25,000 15,000 16,000
Michael D. Hambly[4] Vice-President and General Manager, Compression and Power	2001 2000	175,000 131,042	45,000 52,000	9,073 3,465	8,750 6,000
Dale J. Hohm [5] Vice-President and Chief Financial Officer	2001	131,250	110,000	6,783	—
Derek MacKenzie[6] Vice-President and General Manager, Service	2001	140,538	145,000	7,264	—

Notes:

(1) Represents amounts earned under the Management Bonus Plan.

(2) Represents amounts earned under the Profit Sharing Plan.

(3) The value of perquisites and other personal benefits received by each executive officer was less than the lesser of $50,000 and 10% of total annual salary and bonus.

(4) Mr. Hambly was appointed as an Officer and Vice-President of the Company on November 30, 2000. He has been the Vice-President and General Manager of the Compression and Power business unit since January 2000.

(5) Mr. Hohm was appointed as an Officer and Vice-President of the Company on March 29, 2001.

(6) Mr. MacKenzie commenced employment with the Company on January 15, 2001 and was appointed as an Officer and Vice-President of the Company on March 29, 2001.

Option[1] Grants During The Most Recently Completed Financial Year

NAME	SECURITIES UNDER OPTIONS GRANTED (#)	% OF TOTAL OPTIONS GRANTED TO EMPLOYEES IN FINANCIAL YEAR	EXERCISE OR BASE PRICE ($/SECURITY)	MARKET VALUE OF SECURITIES UNDERLYING OPTIONS ON THE DATE OF GRANT ($/SECURITY)	EXPIRATION DATE
P. John Aldred	17,500	12.6	29.36	29.36	February 8, 2011
Malcolm R. Cox	25,000	18.0	29.36	29.36	February 8, 2011
Michael D. Hambly	8,750	6.3	29.36	29.36	February 8, 2011
Dale J. Hohm	—	—	—	—	—
Derek MacKenzie	—	—	—	—	—

(1) Options are to acquire Common Shares of the Company which vest as to 20% annually on each of the first five anniversaries of the grant date.

Aggregated Option Exercises During The Most Recently Completed Financial Year And Financial Year-End Option Values[2]

NAME	SECURITIES ACQUIRED ON EXERCISE (#)	AGGREGATE VALUE REALIZED ($)	UNEXERCISED OPTIONS AT DECEMBER 31, 2001 (#) EXERCISABLE/ UNEXERCISABLE	VALUE OF UNEXERCISED IN THE MONEY OPTIONS AT DECEMBER 31, 2001 ($) EXERCISABLE/ UNEXERCISABLE
P. John Aldred	—	—	189,200 / 81,300	1,308,000 / 0
Malcolm R. Cox	—	—	46,400 / 56,600	137,200 / 0
Michael D. Hambly	—	—	1,200 / 13,550	0 / 0
Dale J. Hohm	—	—	—	—
Derek MacKenzie	—	—	—	—

(2) Based on the closing price of $19.75 of the Common Shares on The Toronto Stock Exchange on December 31, 2001.

Employment Agreements

The Company entered into revised employment agreements with P. John Aldred, the Executive Chairman and Malcolm R. Cox, the President and Chief Executive Officer, effective May 1, 2000. Pursuant to these agreements, Mr. Aldred and Mr. Cox are entitled to receive salaries based on an annual review by the Compensation Committee of the Board of Directors. In addition, both executive officers are entitled to participate in the Company's Profit Sharing Plan and Management Bonus Plan. If the executive officer's employment is terminated by the Company other than by cause, death, normal retirement or permanent incapacity, or if the executive officer elects to terminate his employment in the event he is transferred by the Company to a location other than Calgary which is not approved by him, then the executive officer is entitled to receive an amount equal to two times the sum of (i) his annual salary and benefits and (ii) payments under the Management Bonus Plan, the Profit Sharing Plan and any other incentive plans paid in the last completed financial year preceding such termination or the annual average of such payments in the last three preceding completed financial years, whichever is greater.

Corporate Governance and Compensation Committee

The members of the Corporate Governance and Compensation Committee of the Board during the 2001 fiscal year were Messrs. Geoffrey F. Hyland, J. Nicholas Ross and Robert C. Williams. Each of these individuals is an independent director of the Company.

Report from the Corporate Governance and Compensation Committee

The Corporate Governance and Compensation Committee administers the Company's Executive Compensation Program and makes recommendations to the Board of Directors. The Committee is responsible for reviewing the structure and competitiveness of the Company's Executive Compensation Program and approving compensation recommendations in respect of the Company's named Executive Officers and other officers of the Company.

The Company places a significant emphasis on performance-based pay. This is reflected in its overall policy with respect to executive compensation, specifically, that the Company targets median cash compensation for moderate levels of corporate performance, and top quartile or better cash compensation for exceptional levels of corporate performance.

Participants in the Company's Management Bonus Plan include executive officers and other management employees of the Company designated by the Board of Directors. The total amount allocated to the Management Bonus Plan pool in respect of each completed financial year can vary from 5% to 10% of pre-tax earnings from the Company's operations, depending on the Company's return on capital employed (ROCE). If the applicable percentage of pre-tax earnings to be allocated to the pool would result in an allocation in excess of $1,000,000, only 75% of such excess will be allocated, with the remaining 25% allocated to the Profit Sharing Plan described below. The allocation of cash payments from the Management Bonus Plan to participating executive officers (excluding the Executive Chairman and the President and Chief Executive Officer - see below) and management employees is determined annually at the discretion of the Board of Directors, upon the recommendation of the Committee. Consistent with the emphasis on performance-based pay, there are no caps placed on either the total dollar amount to be allocated to the Management Bonus Plan pool in respect of a financial year, nor the individual allocations to the participating employees.

The Stock Option Plan of the Company was established on February 16, 1994. There are currently 1,500,000 Common Shares reserved for issuance under the Plan. Under the terms of the Company's Stock Option Plan, the Board of Directors is authorized to provide for the granting, exercise and method of exercise of Options, all on such terms (which may vary between Options) as it shall determine. The aggregate number of Common Shares issuable upon the exercise of all Options granted under the Stock Option Plan shall not exceed 1,500,000 Common Shares. The number of Common Shares that may be acquired under an Option is determined by the Board of Directors at the time the Option is granted, provided that the aggregate number of Common Shares issuable upon the exercise of Options granted to any one participant shall not exceed 5% of the total number of issued and outstanding Common Shares. Options can be granted for a term of up to 10 years from the date the Option is granted and are non-assignable. The Option exercise price shall not be less than the fair market value of the Common Shares at the time the Option is granted.

The Company also has a Profit Sharing Plan in which all employees are entitled to participate. The amount allocated each year to the Profit Sharing Plan is 5% of the Company's net profits from operations in the last completed financial year. If the total amount allocated to the Management Bonus Plan pool in the last completed financial year exceeds $1,000,000, an additional amount equal to 25% of such excess is allocated to the Profit Sharing Plan. Payments under the Profit Sharing Plan are based on each employee's basic earnings and years of service, and are paid on the participating employee's behalf directly into the Company's group registered retirement savings plan.

Compensation of the Executive Chairman and the President and Chief Executive Officer

To drive the desired levels of corporate performance, the Company has a need for outstanding leadership and has therefore adopted a pay policy for the Executive Chairman and the President and Chief Executive Officer consisting of a base salary in the 75th percentile range of organizations of similar size in the energy or equipment fabrication businesses, and bonus opportunities near the top of this group.

The Executive Chairman and the President and Chief Executive Officer's annual bonus are determined under the Management Bonus Plan. However, their allocations of the total pool are governed by the terms of their employment agreements rather than at the discretion of the Board of Directors. The employment agreements stipulate that the Executive Chairman's bonus will be based on 8% of the Management Bonus Plan pool and the President and Chief Executive Officer's bonus will be based on 15% of the Management Bonus Plan pool.

Submitted by Robert C. Williams, J. Nicholas Ross and Geoffrey F. Hyland.

Performance Graph

The following performance graph compares the yearly percentage change in the cumulative total shareholder return on the Common Shares of the Corporation with the cumulative total return of the TSE 300 Total Return Composite Index, assuming reinvestment of dividends, for the period commencing on December 31, 1996 and ending on December 31, 2001 and assuming a $100 investment was made on December 31, 1996.


$240
$220
$200
$180
$160
$140
$120
$100
$80
Dec. 31, 1996
Dec. 31, 1997
Dec. 31, 1998
Dec. 31, 1999
Dec. 29, 2000
Dec. 31, 2001

	Dec. 31, 1996 (1)	Dec. 31, 1997	Dec. 31, 1998	Dec. 31, 1999	Dec. 29, 2000	Dec. 31, 2001
◆ Enerflex	$100	$197	$179	$227	$188	$120
● TSE 300 Total Return Composite Index	$100	$115	$113	$149	$160	$139

(1) On April 23, 1997, the articles of the Corporation were amended to subdivide the then issued and outstanding Common Shares of the Corporation on a two-for-one basis such that the number of issued and outstanding Common Shares was doubled. The closing price of the Common Shares on The Toronto Stock Exchange of $33.00 per share on December 30, 1996 (there were no trades on December 31, 1996) has been restated by The Toronto Stock Exchange to be $16.50 per share as a result of the subdivision of shares.

Compensation of Directors

Each director of the Company received a $12,000 annual retainer in 2001, except for Mr. Aldred and Mr. Cox, who received no compensation for serving as directors. In addition, each director received $1,000 for each meeting of the Board of Directors attended ($500 for attendance by telephone) and $1,000 for each Committee meeting attended ($500 for attendance by telephone) during the financial year ended December 31, 2001. The committee chairmen received additional retainers of $3,000 per year in 2001. For the financial year ended December 31, 2001, the aggregate compensation paid or payable to directors in respect of such retainers and meeting fees was $130,500.

Pursuant to the Company's Stock Option Plan, the Board is entitled to grant options on Common Shares to non-management directors. The Board has determined to make such grants to non-management directors who purchase additional Common Shares in the secondary market. In 2001, options to purchase 6,500 Common Shares were granted at an average market price of $29.40 per share and expiring in 2011.

CORPORATE GOVERNANCE

The Company's governance practices are summarized in Appendix I of this Information Circular.

APPOINTMENT OF AUDITORS

Management of the Company proposes to nominate Arthur Andersen LLP, Chartered Accountants, Calgary, Alberta, as auditors of the Company until the next annual meeting of shareholders. Arthur Andersen LLP were first appointed as auditors of the Company in August 1988. Representatives of Arthur Andersen are expected to be present at the Meeting and will have an opportunity to make a statement if they wish to do so. Such representatives are expected to be available to respond to appropriate questions.

On any ballot that may be called for at the Meeting, the shares represented by proxies in favour of management nominees will be voted in favour of the appointment of Arthur Andersen LLP as auditors of the Company, unless a shareholder has specified in his proxy that his shares are to be withheld from voting in the appointment of auditors.

OTHER MATTERS

Management of the Company knows of no other matters to come before the Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxies solicited hereby will be voted on such matters in accord with the best judgment of the persons voting the proxy.

EFFECTIVE DATE

Except as otherwise herein specified, the information set forth in this Information Circular is provided as of February 27, 2002.

APPROVAL OF DIRECTORS

The contents of this Information Circular have been approved in substance by the Board of Directors of the Company.

CERTIFICATE

Dated February 27, 2002.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

M.R. Cox	[signature]
MALCOLM R. COX President and Chief Executive Officer	DALE J. HOHM Vice-President and Chief Financial Officer

EXHIBIT 1.6

ENERFLEX SYSTEMS LTD.

MATERIAL CHANGE REPORT

Section 146(1) of the *Securities Act* (Alberta)
Section 85(1) of the *Securities Act* (British Columbia)
Section 76(2) of the *Securities Act* (Newfoundland)
Section 81(2) of the *Securities Act* (Nova Scotia)
Section 75(2) of the *Securities Act* (Ontario)
Section 73 of the *Securities Act* (Quebec)
Section 84(1) of *The Securities Act, 1988* (Saskatchewan)
And Similar Provisions of other Provincial Securities Legislation

1. Reporting Issuer

Enerflex Systems Ltd.
4700 - 47th Street S.E.
Calgary, Alberta
T2B 3R1

2. Date of Material Change

May 28, 2002

3. Press Release

On May 28, 2002 after the close of markets, Enerflex Systems Ltd. ("Enerflex") and EnSource Energy Services Inc. ("EnSource") issued a joint press release disclosing the nature and substance of the material change.

4. Summary of Material Change

Enerflex and EnSource have entered into an agreement (the "Pre-Acquisition Agreement") on May 28, 2002 pursuant to which Enerflex agreed to make an offer (the "Offer") to purchase all of the issued and outstanding common shares of EnSource (the "EnSource Shares"), including all EnSource Shares which may become outstanding on the exercise of options, rights or warrants to purchase EnSource Shares on the basis of 0.26 of a common share of Enerflex for each EnSource Share.

5. Full Description of Material Change

Enerflex and EnSource entered into the Pre-Acquisition Agreement on May 28, 2002 pursuant to which Enerflex agreed to make the Offer to purchase all of the issued and outstanding EnSource Shares, including all EnSource Shares which may become outstanding on the exercise of stock options, rights or warrants to purchase EnSource Shares on the basis of 0.26 of a common share of Enerflex (the "Enerflex Shares") for each EnSource Share.

The Offer

Enerflex and EnSource entered into the Pre-Acquisition Agreement pursuant to which Enerflex agreed to make the Offer to purchase all of the EnSource Shares for 0.26 of an Enerflex Share for each EnSource Share. Fractional Enerflex Shares will not be issued and will be rounded up or down to the nearest whole number of Enerflex Shares. The Pre-Acquisition Agreement provides that the Offer is subject to certain conditions including, among other things, that a minimum of 66 $^{2}/_{3}$% of the EnSource Shares (calculated on a diluted basis) be deposited and not withdrawn under the Offer (the "Minimum Condition").

The Pre-Acquisition Agreement provides, among other things, that Enerflex may, in its sole discretion, waive or amend any term or condition of the Offer for its benefit, provided that Enerflex shall not, without the consent of EnSource, waive or reduce the Minimum Condition, impose additional conditions on the Offer, decrease the consideration to be paid for the EnSource Shares or make any other change in the Offer which is adverse to the holders of EnSource Shares.

Conditions to the Obligation to Make the Offer

The obligation of Enerflex to make the Offer is subject to the prior satisfaction of the following conditions:

(a) EnSource shall not be in material breach of any material covenant, agreement or representation or warranty contained in the Pre-Acquisition Agreement;

(b) concurrently with the execution of the Pre-Acquisition Agreement, the board of directors of EnSource shall have unanimously recommended (and not modified or changed such recommendation) that the holders of EnSource Shares accept the Offer;

(c) the major shareholders of EnSource (including ONCAP LP, ONCAP (Cayman) LP, RedTree Capital Corp., ARC Equity Management Ltd. and ARC Equity Management (Fund 2) Ltd.), together with such of the directors, officers and managers of EnSource and each of its subsidiaries as is necessary, collectively holding at least 66 $^{2}/_{3}$ % of the EnSource Shares (on a diluted basis), shall have entered into lock-up agreements; and

(d) there shall not have occurred (and there shall not have been publicly disclosed and Enerflex shall not have otherwise learned of, if previously not publicly disclosed) any change in the business, assets, capitalization, financial condition, licenses, permits, rights, privileges or liabilities (including without limitation any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), whether contractual or otherwise, of EnSource or any of its subsidiaries, taken as a whole, which is or would be materially adverse to the business of EnSource and its subsidiaries and other entities or ventures in which it has a material interest, taken as a whole, or to the value of the EnSource Shares to Enerflex (a "Material Adverse Change").

Treatment of Stock Options

Pursuant to the Pre-Acquisition Agreement and subject to the receipt of any necessary regulatory approvals, persons holding stock options in EnSource ("EnSource Options") who may do so under applicable laws and in accordance with EnSource's stock option plans, shall be entitled to exercise all of their EnSource Options and tender all EnSource Shares issued in connection therewith under the Offer. The board of directors of EnSource shall not, prior to completion of the Offer, grant additional EnSource Options. Enerflex has agreed that all EnSource Options which have been tendered to EnSource for exercise, conditional on Enerflex taking up EnSource Shares under the Offer ("Conditional Option Exercise"), shall be deemed to have been exercised concurrently with the take-up of EnSource Shares by Enerflex. Furthermore, Enerflex shall accept as validly tendered under the Offer as of the take up and payment date under the Offer all EnSource Shares which are to be issued pursuant to the Conditional Option Exercise, provided that the holders of such EnSource Options indicate that such shares are tendered pursuant to the Offer and provided that such holders agree to surrender their remaining unexercised EnSource Options with exercise prices of less than \$5.60 per EnSource Share, if any, to EnSource for cancellation for no consideration effective immediately after the take up and payment date under the Offer.

EnSource has represented that, under the EnSource stock option plans, the EnSource board of directors may cause all option entitlements with respect to EnSource Options having exercise prices of less than \$5.60 per share to accelerate and vest as a result of Enerflex making the Offer. EnSource agrees to cause the acceleration of all such unvested EnSource Options and to use commercially reasonable efforts to encourage and facilitate all persons holding such EnSource Options to enter into agreements to exercise all such EnSource Options and deposit (and not withdraw) all of the EnSource Shares issued in connection therewith under the Offer.

Subject to the receipt of any necessary regulatory approvals and conditional on Enerflex taking up EnSource Shares under the Offer, EnSource agrees to use its commercially reasonable efforts to ensure that each holder of EnSource Options with exercise prices of \$5.60 per share or greater ("Out-of-the-Money EnSource Options") enters into an agreement pursuant to which such holder agrees that such Out-of-the-Money EnSource Options shall be exchanged for an option (collectively, the "Enerflex Options") under Enerflex's stock option plan to purchase that number of Enerflex Shares determined by multiplying the number of EnSource Shares subject to such Out-of-the-Money EnSource Options by 0.26 at an exercise price per share of Enerflex Shares equal to the exercise price per share of such Out-of-the-Money EnSource Options divided by 0.26. If the foregoing calculation results in an exchanged Out-of-the-Money EnSource Option being exercisable for a fraction of an Enerflex Share, then the number of Enerflex Shares subject to such calculation shall be rounded down to the nearest whole number of shares, and the total exercise price for the Enerflex Option will be reduced by the exercise price of the fractional share. The term and exercisability of the Enerflex Options shall be the same as the exchanged EnSource Options and all other terms and conditions of the Out-of-the-Money EnSource Options exchanged in accordance with the terms of the Pre-Acquisition Agreement shall operate in accordance with the Enerflex stock option plan.

Enerflex Board of Directors

If Enerflex takes up and pays for EnSource Shares pursuant to the Offer, promptly thereafter Enerflex shall cause two nominees of EnSource acceptable to Enerflex to be appointed to the board of directors of Enerflex.

Enerflex Share Issuances

Enerflex has agreed that it will not announce or initiate any issuance of equity securities from treasury other than pursuant to the exercise of Enerflex stock options:

(a) until the appointment of the EnSource nominees to the Enerflex board of directors, as contemplated by the Pre-Acquisition Agreement, without the approval of EnSource; and

(b) during the period commencing from the appointment of the EnSource nominees to the Enerflex board of directors (as described above) until 90 days following the initial take-up and payment of EnSource Shares pursuant to the Offer, without the unanimous approval of Enerflex's board of directors.

Approval by the Board of Directors of EnSource

Pursuant to the Pre-Acquisition Agreement, EnSource consented to the Offer and confirmed that the board of directors of EnSource has unanimously approved the Offer and the Pre-Acquisition Agreement, determined that the Offer is fair, from a financial point of view, to EnSource Shareholders and resolved to unanimously recommend acceptance of the Offer by EnSource Shareholders. Notwithstanding the foregoing, the board of directors of EnSource may withdraw, modify or change any recommendation regarding the Offer if, in the opinion of the board of directors of EnSource, acting reasonably and after receiving advice from counsel, a material adverse change to Enerflex has occurred or such withdrawal, modification or change is otherwise necessary for the EnSource board of directors to act in a manner consistent with its fiduciary duties under applicable laws. EnSource may also accept, recommend, approve or implement a Superior Proposal (as defined under "No Solicitation" below) from a third party in the circumstances described under "No Solicitation" below.

No Solicitation

Pursuant to the Pre-Acquisition Agreement, EnSource agreed to cease any existing discussions or negotiations with any parties conducted prior to the execution of the Pre-Acquisition Agreement by EnSource with respect to an EnSource Acquisition Proposal (as defined under "EnSource Acquisition Proposal" below).

EnSource has also agreed that after the execution of the Pre-Acquisition Agreement it will not, and will not authorize or permit any of its Representatives (as defined in the Pre-Acquisition Agreement) to: (i) solicit, initiate or encourage (including, without limitation, by way of furnishing information) any inquiry or the making of any proposal to EnSource or its shareholders from any person which constitutes, or may reasonably be expected to lead to (in either case, whether in one transaction or a series of transactions) an EnSource Acquisition Proposal; or (ii) enter into or participate in any discussions or negotiations regarding an EnSource Acquisition Proposal or, except in the ordinary course of business, furnish to any other person any information with respect to the business properties, operations, prospects or conditions (financial or otherwise) of EnSource or its subsidiaries, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing; or (iii) waive, or otherwise forbear (except in respect of non-material matters) in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits of EnSource or its subsidiaries under confidential information agreements including, without limitation, any "standstill provisions" thereunder, provided that EnSource may engage in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, by EnSource, its subsidiaries or any of the Representatives) seeks to initiate such discussions or negotiations and may furnish such third party information concerning EnSource and its business, properties and assets which has previously been provided to Enerflex if, and only to the extent that:

(a) the third party has first made a *bona fide* written EnSource Acquisition Proposal that is financially superior for the holders of EnSource Shares to the Offer and the third party has demonstrated that such proposal constitutes a commercially feasible transaction which could be carried out within a time frame that is reasonable in the circumstances and that the funds or other consideration necessary are reasonably likely to be available, as determined in good faith by the board of directors of EnSource after receiving the advice of its financial advisors (a "Superior Proposal") and the board of directors of EnSource has concluded in good faith, after considering applicable laws and receiving the written advice of outside counsel, that such action is required by the board of directors of EnSource to act in a manner consistent with its fiduciary duties under applicable law;

(b) prior to furnishing such information to or entering into discussions or negotiations with the third party, EnSource shall notify Enerflex orally and in writing specifying that it is furnishing information to or entering into discussions or negotiations with such person or entity in respect of a Superior Proposal, receive from the third party an executed confidentiality agreement having confidentiality and standstill terms substantially similar to those contained in the confidentiality agreement executed by Enerflex, and immediately provide Enerflex with a complete copy of the Superior Proposal and any amendments to the proposal and confirm in writing the determination of the board of directors of EnSource that the EnSource Acquisition Proposal if completed would constitute a Superior Proposal;

(c) EnSource shall provide immediate notice to Enerflex at such time as it or such third party terminates any such discussions or negotiations; and

(d) EnSource immediately provides to Enerflex any information provided to any third party whether or not previously made available to Enerflex.

In addition, EnSource may comply with securities laws relating to the provision of directors' circulars, and make appropriate disclosure with respect thereto to the holders of EnSource Shares.

EnSource may accept, recommend, approve or implement a Superior Proposal from a third party and terminate the Pre-Acquisition Agreement, but only if prior to such acceptance, recommendation, approval or implementation of such Superior Proposal, the board of directors of EnSource has concluded in good faith, after considering provisions of applicable law and after giving effect to all proposals to adjust the terms and conditions of the Pre-Acquisition Agreement and the Offer which may be offered by Enerflex during the two (2) business days notice period described under "Right to Match" below and after receiving the advice of outside counsel, that such action is required by the board of directors of EnSource to act in a manner consistent with its fiduciary duties under applicable law and EnSource terminates the Pre-Acquisition Agreement.

Right to Match

EnSource must give Enerflex orally and in writing at least two (2) business days advance notice of any decision by the board of directors of EnSource to accept, recommend, approve or implement a Superior Proposal, which notice shall provide a true and complete copy of the Superior Proposal and any amendments to such proposal. In addition EnSource shall, and shall cause its financial and legal advisors to, negotiate in good faith with Enerflex to make such adjustments in the terms and conditions of the Pre-Acquisition Agreement and the Offer as would enable EnSource to proceed with the Offer as amended rather than the Superior Proposal. In the event Enerflex proposes to amend the Pre-Acquisition Agreement and the Offer to provide superior value to that provided under the Superior Proposal within the two (2) business days period specified above, then EnSource shall not enter into any agreement regarding the Superior Proposal.

EnSource Acquisition Proposal

As defined in the Pre-Acquisition Agreement, "EnSource Acquisition Proposal" means: (i) an acquisition from EnSource or its shareholders of any securities of EnSource or its subsidiaries (other than on exercise of EnSource Options or warrants of EnSource); (ii) any acquisition of a substantial amount of assets of any of EnSource or its subsidiaries; (iii) an amalgamation, arrangement, merger, or consolidation of any of EnSource or its subsidiaries; or (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving any of EnSource or its subsidiaries or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Pre-Acquisition Agreement or the Offer or which would or could reasonably be expected to materially reduce the benefits to Enerflex under the Pre-Acquisition Agreement or the Offer.

Liquidated Damages

Provided there is no material breach or non-performance by Enerflex of a material provision of the Pre-Acquisition Agreement, EnSource has agreed to pay to Enerflex $8.7 million in respect of liquidated damages in the event that EnSource materially breaches any of its material covenants, agreements, representations and warranties in the Pre-Acquisition Agreement which makes it impossible or unlikely that one or more of the conditions of the Offer will be satisfied.

The fee in respect of liquidated damages is payable within three (3) business days of the date of the earliest of such event(s) to occur and is without prejudice to the right of Enerflex to seek injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in the Pre-Acquisition Agreement or to otherwise obtain specific performance of any act, covenants or agreements upon breach of any provision of the Pre-Acquisition Agreement.

Termination

The Pre-Acquisition Agreement may, subject to its specific terms, be terminated:

(a) by mutual written consent of Enerflex and EnSource;

(b) by EnSource if the Offer is not mailed on or prior to June 12, 2002 or such later date as EnSource shall have agreed to;

(c) by either Enerflex or EnSource if Enerflex shall not have taken up and paid for the EnSource Shares under the Offer on or before the required time period following the expiry time (as it may be extended) of the Offer, unless the absence of such occurrence shall be due to the failure of the party seeking to terminate this Agreement to perform the obligations under the Pre-Acquisition Agreement required to be performed by it;

(d) by either Enerflex or EnSource if a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Pre-Acquisition Agreement and such order, decree, ruling or other action shall have become final and non-appealable, provided that the party seeking to terminate the Pre-Acquisition Agreement pursuant to this provision shall have used all reasonable best efforts to remove such order, decree, ruling or injunction and shall not have caused such order, decree or ruling by the wilful or intentional violation of any agreement or undertaking;

(e) by EnSource if Enerflex shall not have taken up and paid for the EnSource Shares pursuant to the Offer on or before August 30, 2002;

(f) by either Enerflex or EnSource if the other party is in material breach of any material covenant, agreement or representation or warranty contained in the Pre-Acquisition Agreement provided that, in the case only where such breach is capable of being cured, such breach shall not have been cured within three business days of notice to the breaching party by the other party of such breach;

(g) by EnSource in the event that it accepts, recommends, approves or implements a Superior Proposal;

(h) by Enerflex if there shall occur a Material Adverse Change; or

(i) by EnSource in the event that the board of directors of EnSource withdraws any recommendation regarding the Offer as a result of a material adverse change to Enerflex.

Lock-Up Agreements

Enerflex has entered into Lock-Up Agreements with certain major shareholders (including ONCAP LP, ONCAP (Cayman) LP, RedTree Capital Corp. and ARC Equity Management (Fund 2) Ltd.), directors, senior officers and employees of EnSource (collectively referred to as the "Lock-Up EnSource Shareholders") pursuant to which such persons have agreed to unconditionally and irrevocably tender all of their EnSource Shares (together with any EnSource Shares pursuant to the exercise of warrants, options to purchase EnSource Shares or otherwise) to the Offer, and not to withdraw such shares from the Offer except in certain circumstances. The Lock-Up Agreements will terminate on the earlier of (i) August 30, 2002, or (ii) the date the Offer expires or is terminated in accordance with its terms. As of June 7, 2002, Lock-Up EnSource Shareholders held, in the aggregate, 19,483,531 EnSource Shares (21,129,844 EnSource Shares on a diluted basis) representing approximately 70.70% of the outstanding EnSource Shares (71.71% on a diluted basis). EnSource Shares subject to a Lock-Up Agreement (the "Lock-Up Shares") may only be withdrawn from the Offer in the event that: (i) Enerflex does not take-up and pay for the Lock-Up Shares prior to August 30, 2002; (ii) the Offer expires or is terminated without Enerflex taking-up and paying for the Lock-Up Shares within time periods permitted by applicable laws; (iii) EnSource terminates the Pre-Acquisition Agreement due to the occurrence of a material adverse change to Enerflex; or (iv) the Offer is terminated in accordance with its terms.

Reconstitution of the Board of Directors of EnSource

Immediately after Enerflex takes-up and pays for more than 66 $^{2}/_{3}$% of the outstanding EnSource Shares pursuant to the Offer, the board of directors of EnSource will be reconstituted through resignations of all existing EnSource directors and the appointment of Enerflex nominees in their place.

Other Terms

Pursuant to the Pre-Acquisition Agreement, Enerflex has covenanted to honor all existing employment agreements, severance agreements and retention bonus arrangements granted by EnSource and to make all termination and other payments in amounts previously agreed to by EnSource.

The Pre-Acquisition Agreement also contains certain customary representations and warranties of each of Enerflex and EnSource. EnSource has agreed that, during the period commencing on the date of the Pre-Acquisition Agreement and ending on the earlier of the date on which Enerflex takes up and pays for EnSource Shares under the Offer or the date the Pre-Acquisition Agreement is terminated in accordance with its terms, the business of EnSource will be conducted in the usual and ordinary course of business consistent with past practice, and that EnSource will not, other than pursuant to commitments entered into prior to the date of the Pre-Acquisition Agreement, dispose of or purchase any significant assets or incur any significant liabilities or capital expenditures.

6. Reliance on Confidential Filing Provisions

Not applicable.

7. Omitted Information

No material information has been omitted from this report.

8. Senior Officers

For further information, please contact Mr. Dale J. Hohm, Vice President and Chief Financial Officer at (403) 236-6800.

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Calgary, Alberta this 7th day of June, 2002.

ENERFLEX SYSTEMS LTD.

Per: (signed) *Dale J. Hohm*
Dale J. Hohm
Vice President and Chief Financial Officer